Form 10-K, Exhibit 13
period 1993-12-31
ROCHESTER & PITTSBURGH COAL CO
filed 1994-03-30
CIK 84548

                     ROCHESTER & PITTSBURGH COAL COMPANY


                                                                ANNUAL

                                                                REPORT

                                                               - 1993 -

                      ROCHESTER & PITTSBURGH COAL COMPANY
- --------------------------------------------------------------------------------

               DIRECTORS                                 OFFICERS

WILLIAM G. KEGEL
                                           THOMAS W. GARGES, JR.
     Chairman of the Board of the
     Company                                    President and Chief Executive
                                                Officer

DAVID H. DAVIS
                                           W. JOSEPH ENGLER, JR.
     Coal Consultant, Retired Division
     President and Corporate Vice               Vice President and General
     President,                                 Counsel
     Consolidation Coal Company

                                           GEORGE M. EVANS

THOMAS W. GARGES, JR.                           Vice President and Treasurer

     President and Chief Executive
     Officer                               PETER ISELIN
     of the Company
                                                Vice President--Finance and
                                                Secretary
L. BLAINE GRUBE
                                           THOMAS M. MAJCHER
     Retired Vice President and
     Treasurer                                  Vice President--Corporate
     of the Company                             Development

THOMAS M. HYNDMAN, JR.                     ADOLPH W. PETZOLD

     Of Counsel, Duane, Morris &                Vice President--Operations
     Heckscher,
     Attorneys at Law
                                           WILLIAM M. DARR

COLUMBUS O'D. ISELIN, JR.                       Assistant Secretary

     Independent Consultant, Aerospace
     and Defense                           WILLIAM J. GIULIANI

O'DONNELL ISELIN II                             Assistant Treasurer

     Manager, Finance Staff,
     Hughes Aircraft Company               JEFFREY A. MACK

                                                Assistant Controller
PETER ISELIN

     Vice President--Finance and           JOYCE E. MILLER
     Secretary of the Company
                                                Assistant Secretary
JOHN L. SCHRODER, JR.

     Retired Dean, College of Mineral
     and Energy Resources,
     West Virginia University

NORMAN S. SMITH

     Professor of Mining Engineering,
     University of Missouri-Rolla

GORDON B. WHELPLEY, JR.

     Project Manager, Louis E. Lee Co.
     Builders

           DIRECTOR EMERITUS

           RICHARD C. YATES

                         ------------------------------

                   PRINCIPAL OFFICE --655 CHURCH STREET, INDIANA, PA 15701 412/349-5800
       TRANSFER AGENT AND REGISTRAR --FIRST CHICAGO TRUST COMPANY OF NEW YORK
                           AUDITORS --ERNST & YOUNG

FINANCIAL HIGHLIGHTS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                 FOR THE YEAR                      1993         1992         1991
- -----------------------------------------------  --------     --------     --------
Production Tonnage(1)..........................     3,218        5,584        6,550
Sales Tonnage(2)...............................     3,435        5,835        8,601
Sales..........................................  $153,628     $198,502     $311,432
Income Before Income Taxes.....................  $  3,876     $ 18,649     $ 20,939
Net Income(4)..................................  $  7,083     $ 14,190     $ 16,306
Net Income Per Share(3)(4).....................  $   2.06     $   4.11     $   4.60
Cash Dividends Per Share(3)....................  $   1.50     $   1.50     $   1.36
Average Shares Outstanding(3)..................     3,441        3,449        3,543

                 AT YEAR-END

Long-term Debt.................................  $ 29,455     $ 13,203     $ 13,778
Shareholders' Equity...........................  $210,794     $209,401     $204,195
Shares Issued and Outstanding..................     3,438        3,442        3,511
Treasury Shares Held...........................       551          547          479
Shareholders' Equity Per Outstanding
  Share(3).....................................  $  61.31     $  60.84     $  58.17

(1) Production tonnage does not include 420,000 tons in 1992 and 1,749,000 tons in 1991 produced at operations owned by others and managed by the Company; it also excludes tons produced by Eighty-Four Mining Company which is in the development stage. Such tonnage is not included in sales tonnage.

(2) Sales tonnage includes coal purchased from others for resale.

(3) Amounts for 1991 have been adjusted for a 10% stock dividend paid in that year.

(4) Net Income and Net Income Per Share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of change in accounting for income taxes.

                         ------------------------------

TO THE SHAREHOLDERS:

     The seven-month coal strike during 1993, by the United Mine Workers of America (UMWA) against members of the Bituminous Coal Operators' Association, reduced production by 42% to 3,218,000 tons compared to the prior year's production of 5,584,000 tons. As a result, net income was $7,083,000 or $2.06 per share compared to $14,190,000 or $4.11 per share for 1992. Results were also affected by the adoption of two accounting standards, effective January 1, 1993, which had a combined favorable effect on net income of $2,942,000.

     The year concluded with ratification of a new five-year labor agreement on December 16, 1993 by rank and file membership of the UMWA. The new agreement fairly addresses the Union's main concern of expanded job opportunities by guaranteeing UMWA members 60% of all new jobs, by seniority, at all affiliated existing, new or newly acquired non-signatory bituminous coal operations. Wage increases totaling $1.30 per hour over the first three years of the contract are granted along with enhanced pension benefits. The new agreement also contains significant provisions designed to contain health care costs through the establishment of preferred medical providers and modifications of deductibles and co-payments for medical services. Of major importance are stipulations that provide for alternative work schedules and the establishment of a Labor Management Positive Change

                                       [1]

Program -- all designed to improve competitiveness and financial stability through better job satisfaction and involvement. Management intends to take full advantage of these opportunities to create a spirit of mutuality by focusing on common ground rather than adversarial interests.

     Discussions are continuing with the Owners of the Homer City Steam Generating Station to convert Helvetia Coal Company's 1.8 million ton per year cost-plus Coal Sales Agreement to a fixed price agreement. We expect that an agreement to continue supplying 1.8 million tons per year to the Generating Station will be concluded and be effective prior to the end of 1994. After formal agreement is reached, a new mine will be brought on line to fulfill production requirements.

     During the past year, Keystone Coal Mining Corporation opened one new mine portal and completed construction of another mine portal to be operational during the first quarter of 1994. To meet future air quality standards, a thermal coal dryer was added at the Keystone Preparation Plant. The first mobile conveyor continuous haulage system, which was jointly designed and built by a major mining equipment manufacturer, was put into operation at the termination of the strike. We have proven that this type of haulage system, properly applied to our thinner coal seams which are not suitable for longwall mining methods, is 25% to 50% more productive than the intermittent shuttle car haulage systems presently being used. Conversion of approximately 50% of the haulage systems to continuous haulage at both the Helvetia and Keystone subsidiaries over the next several years is progressing. This will result in further gains in productivity and efficiency and enhance our ability to compete and meet customers' expectations.

     The underground rehabilitation of Mine No. 84, which was acquired from Bethlehem Steel Corporation in December, 1992 for $53.6 million, is nearing completion. A new five-mile long, 6,700 ton per hour underground coal haulage belt conveyor system is scheduled to begin operating during the second quarter of 1994. Concurrently, development mining will commence to prepare for the first longwall system to be operational during the third quarter of 1995. Due to the ability to install higher capacity longwall systems, the capacity of the mine has been increased from 5.5 million to 6.6 million annual tons. This rate of production is scheduled to be achieved in 1997 when the second longwall system is operational.

     Work is on schedule to install new raw and clean coal storage facilities, additional coal preparation capacity and a state-of-the-art unit-train loading system at Mine No. 84. Including the original purchase price, your Company has committed $100 million of equity to the project. To finance construction and development, total borrowing in the amount of $85 million has been arranged, subject to the lenders' due diligence and final documentation, and negotiations to lease the first longwall system are in progress. Additional capital and operating leases will be utilized during the life of the project.

     Efforts to secure sales agreements are progressing and numerous written expressions of interest from a variety of coal users have been received. We expect that there will be a growing market for the limited supply of Mine No. 84 type coal which will comply with Phase I of the Clean Air Act. Our marketing strategy is to achieve a balanced portfolio of sales by market and duration, which will also enable escalation risks to be hedged. Projected market mix has been developed through an extensive evaluation of the market, personal contacts with users and outside consulting studies. Plans are to sell a majority of the coal to domestic utilities and the remainder to non-utility generators, coke producers, manufacturers and export customers.

     For the next three years, your Company will be in a period of transition and will capitalize on the opportunity presented by the acquisition of Mine No. 84 to more than double the present annual production capacity of the Company. We look forward to 1997 and beyond to new prospects for growth, profitability and appreciation of shareholder value. In the interim, management will concentrate on developing Mine No. 84 to its full profit potential while placing continued emphasis on improving performance company-wide.

                                       [2]

     The permit application for a municipal solid waste landfill in western Pennsylvania remains under review by the regulatory agencies. The date that a permit might be issued cannot be predicted.

     During the past year, your Company reduced staff further by decentralizing certain management functions. This new structure resulted in improved efficiencies by placing emphasis on individual accountability. Our entire organization is being called on to improve performance. Our employees are our most important asset and only through their collective effort can we maintain our ability to meet the demanding challenges that lie ahead. Their many contributions continue to be greatly appreciated.

                                  Submitted on behalf of the Board of Directors,

                                                           Thomas W. Garges, Jr.
                                                                   President and
                                                         Chief Executive Officer

Indiana, Pennsylvania
February 17, 1994

                         ------------------------------

THE COMPANY

     Founded in 1881, Rochester & Pittsburgh Coal Company was formally incorporated in Pennsylvania under its present name in 1927. The Company has been engaged in the mining of bituminous coal in western Pennsylvania since 1882. The main office of the Company is located in Indiana, Pennsylvania, near its mining facilities. On December 31, 1993, the Company had approximately 900 shareholders of record and, including its subsidiaries, had 1,555 employees. A description of the Company's major subsidiaries is provided below.

KEYSTONE COAL MINING CORPORATION

     Keystone Coal Mining Corporation supplies bituminous coal by way of a conveyor belt system to the Keystone Steam Electric Station located in Armstrong County, near Shelocta, Pennsylvania. This Station, having a nameplate capacity of 1.8 million kilowatts, is owned by Atlantic City Electric Company, Baltimore Gas and Electric Company, Delmarva Power & Light Company, Jersey Central Power & Light Company, Pennsylvania Power & Light Company, PECO Energy Company, and Public Service Electric and Gas Company.

     In 1993, Keystone Coal Mining Corporation delivered 2,302,000 tons of coal to the Keystone Station from its five deep mines, plus 37,000 tons from other sources, compared to 3,700,000 tons and 27,000 tons, respectively, in 1992. The decline in tonnage delivered from the deep mines was due to the seven-month United Mine Workers of America strike.

     The coal deliveries were made pursuant to the 1991 Keystone Coal Supply Agreement, which became effective January 1, 1991, and has a term of fourteen years. This agreement, which extended, amended, and restated the previous coal sales agreement in effect since 1972, calls for deliveries of 3,250,000 tons plus or minus 250,000 tons from 1993 through 1999. Deliveries for 1994 are scheduled to be 3,500,000 tons. In the event the parties do not negotiate a further extension, deliveries will gradually decrease through 2004 with a maximum delivery of 6,500,000 tons during that five-year period.

                                       [3]

HELVETIA COAL COMPANY

     Helvetia Coal Company supplies bituminous coal, under a long-term coal sales agreement extending through 2007, to the Homer City Steam Electric Station located near Homer City, Indiana County, Pennsylvania. This Station, having a nameplate capacity of 2 million kilowatts, is owned jointly by New York State Electric & Gas Corporation and Pennsylvania Electric Company.

     Helvetia's three deep mines delivered 840,000 tons to the Homer City Station in 1993 compared to 1,800,000 tons delivered in 1992. Helvetia's operations were also adversely affected by the seven-month United Mine Workers of America strike. It is estimated that Helvetia will supply approximately 1,800,000 tons in 1994.

EIGHTY-FOUR MINING COMPANY

     Eighty-Four Mining Company was created in 1992 to purchase Mine No. 84 and certain properties from Bethlehem Steel Corporation and its BethEnergy Mines Inc. subsidiary. The mine was idled in February, 1993 to install a high-capacity underground coal haulage belt conveyor system and upgrade surface coal handling and preparation systems. At projected full production capacity, which is scheduled to be attained in 1997, this mine will produce 6.6 million tons of high quality steam and metallurgical coal utilizing two modern longwall mining units.

UNITED EASTERN COAL SALES CORPORATION

     United Eastern Coal Sales Corporation, which has its corporate sales office in Indiana, Pennsylvania, serves as sales agent for your Company as well as for other producers in the domestic and export markets.

ROCHESTER & PITTSBURGH COAL CO. (CANADA) LIMITED

     This Company is engaged primarily in the sale of coal in Canada. Its main office is located in Toronto. A subsidiary company, Cargo Dockers Limited, manages a dock at Bowmanville, Ontario.

EXPLORATION

     Your Company continued its exploration program in 1993 and at year-end controlled estimated raw recoverable reserves of approximately 738,000,000 tons.

INDEBTEDNESS

     The Company has no long-term debt except that owed by its operating subsidiaries. The long-term agreements to supply coal to the Keystone and Homer City Stations provide for repayment of existing and future debt by the utilization of cash generated through depreciation and amortization. Interest, depreciation, and amortization are considered part of the cost of production under the long-term coal sales agreements and are fully recoverable.

     The construction and development of Eighty-Four Mining Company's mine requires significant funding. Eighty-Four Mining Company and its affiliates have arranged for long-term debt totaling $85 million with a group of commercial banks and an institutional investor and negotiations for the lease of the first longwall system are in progress. These financing arrangements will be guaranteed by the Company.

     For specific information about this indebtedness, refer to Note D to the consolidated financial statements.

                                       [4]

TREASURY STOCK

     The Company from time to time purchases its stock for treasury in the over-the-counter market and in private transactions. It purchased 5,333 shares in 1993. Additional shares may be acquired in the future.

DIVIDENDS

     In 1993, your Company declared regular quarterly dividends totaling $1.20 per share and an extra dividend of 30c per share. The regular quarterly dividend of 30c per share and the extra dividend of 30c per share declared in the fourth quarter were paid on January 3, 1994. The present dividend policy of the Board of Directors is to declare at the January, May, July, and October board meetings a regular quarterly dividend of 30c per share payable on or about the first day of March, June, September, and January, respectively.

                                       [5]

- --------------------------------------------------------------------------------

                 REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS
       ------------------------------------------------------------------

To the Shareholders
ROCHESTER & PITTSBURGH COAL COMPANY
Indiana, Pennsylvania

     We have audited the consolidated balance sheets of Rochester & Pittsburgh Coal Company and subsidiaries as of December 31, 1993, 1992, and 1991, and the related statements of consolidated income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rochester & Pittsburgh Coal Company and subsidiaries at December 31, 1993, 1992, and 1991, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes F and G, in 1993, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                           /s/  ERNST & YOUNG
                                Ernst & Young

Pittsburgh, Pennsylvania
March 11, 1994

                                       [6]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

        (Dollars in thousands, except those stated on a per share basis)

                                                      YEARS ENDED DECEMBER 31
                                                 ----------------------------------
                                                   1993         1992         1991
                                                 --------     --------     --------
SALES--NOTE C.................................   $153,628     $198,502     $311,432
OTHER INCOME
  Interest and dividends......................      4,450        8,296        8,006
  Net investment gains........................      1,850        1,359          362
  Miscellaneous...............................      2,013        2,229        1,789
                                                 --------     --------     --------
                                                  161,941      210,386      321,589
COSTS AND EXPENSES
  Cost of sales--Note C.......................    134,619      171,016      274,356
  Depreciation, depletion, and amortization...     10,406       10,967       12,875
  Selling, general, and administrative........      7,701        7,351        8,538
  Interest....................................      1,167        1,005        2,205
  Miscellaneous...............................      1,494        1,398        2,676
  Postretirement benefit costs for certain
     operations...............................      2,678        --           --
                                                 --------     --------     --------
                                                  158,065      191,737      300,650
                                                 --------     --------     --------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING FOR INCOME
  TAXES.......................................      3,876       18,649       20,939
INCOME TAXES--NOTE F..........................      1,502        4,459        4,633
                                                 --------     --------     --------
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............      2,374       14,190       16,306
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES -- NOTE F....      4,709        --           --
                                                 --------     --------     --------
NET INCOME....................................   $  7,083     $ 14,190     $ 16,306
                                                 --------     --------     --------
                                                 --------     --------     --------
INCOME PER SHARE:
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............   $    .69     $   4.11     $   4.60
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............       1.37        --           --
                                                 --------     --------     --------
NET INCOME PER SHARE..........................   $   2.06     $   4.11     $   4.60
                                                 --------     --------     --------
                                                 --------     --------     --------

                See notes to consolidated financial statements.

                                       [7]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                     ASSETS

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1993        1992        1991
                                                   --------    --------    --------
CURRENT ASSETS
  Cash and cash equivalents -- Note I............  $ 22,737    $ 27,400    $ 63,535
  Short-term investments -- Note I...............     1,000         867       7,749
  Receivables....................................    20,704      22,214      16,634
  Inventories....................................     5,182       6,181       4,417
  Income taxes receivable........................     4,466       2,151          --
  Prepaid expenses and other current assets......     2,958       5,557       4,928
  Deferred income taxes..........................     1,822          --          --
                                                   --------    --------    --------
           TOTAL CURRENT ASSETS..................    58,869      64,370      97,263

OTHER ASSETS
  Investments in marketable securities -- Note
     I...........................................    42,731      56,731      66,694
  Funding for -- Notes G, H, and I:
     Workers' compensation benefits..............    25,246      23,431      16,098
     Mine closing reserves.......................    16,655      15,512      13,199
  Noncurrent receivables.........................     6,710          --       7,970
  Deferred income taxes..........................    10,257       9,235       9,503
  Miscellaneous..................................    13,407      13,326      12,806
                                                   --------    --------    --------
                                                    115,006     118,235     126,270

PROPERTY, PLANT, AND EQUIPMENT -- Notes B, C, and D
  Coal and surface lands.......................      87,408      87,431      39,431
  Plant and equipment............................   207,244     208,215     188,955
  Mine development...............................    23,141          --          --
  Construction in progress.......................    24,774       1,427       2,078
                                                   --------    --------    --------
                                                    342,567     297,073     230,464

  Less allowances for depreciation, depletion,
     and amortization............................   159,558     152,099     151,775
                                                   --------    --------    --------
                                                    183,009     144,974      78,689
                                                   --------    --------    --------
                                                   $356,884    $327,579    $302,222
                                                   --------    --------    --------
                                                   --------    --------    --------

                                       [8]

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1993        1992        1991
                                                   --------    --------    --------
CURRENT LIABILITIES
  Accounts payable...............................  $ 11,682    $ 11,272    $  8,423
  Accrued payrolls and related expenses..........     7,209       5,845       7,942
  Other accrued liabilities......................     4,518       4,340       5,801
  Dividends payable..............................     2,063       2,065       1,916
  Current maturities of long-term debt -- Note
     D...........................................     2,372       1,515       1,925
                                                   --------    --------    --------
           TOTAL CURRENT LIABILITIES.............    27,844      25,037      26,007
OTHER LIABILITIES
  Workers' compensation benefits -- Note H.......    37,433      34,514      33,819
  Mine closing reserves -- Note H................    18,156      17,124      13,243
  Black lung benefits -- Note H..................     5,862       5,392          --
  Other postretirement benefits -- Note G........    20,500      18,522       6,968
  Deferred income taxes..........................     2,511          --          --
  Miscellaneous..................................     4,329       4,386       4,212
                                                   --------    --------    --------
                                                     88,791      79,938      58,242
LONG-TERM DEBT (less current maturities) -- Notes
  B, D,
  and I..........................................    29,455      13,203      13,778
LONG-TERM COAL SALES AGREEMENTS -- NOTE C
COMMITMENTS -- Notes B and D
SHAREHOLDERS' EQUITY -- Note C
  Common stock, no par value (stated value
     $15) -- authorized 5,000,000 shares, issued
     3,989,121 shares............................    59,837      59,837      59,837
  Capital in excess of stated value..............   133,176     133,195     133,195
  Retained earnings..............................    45,723      44,176      36,028
                                                   --------    --------    --------
                                                    238,736     237,208     229,060
  Less treasury stock at cost -- 550,846;
     547,213; and 478,608 shares.................    27,942      27,807      24,865
                                                   --------    --------    --------
                                                    210,794     209,401     204,195
                                                   --------    --------    --------
                                                   $356,884    $327,579    $302,222
                                                   --------    --------    --------
                                                   --------    --------    --------

                See notes to consolidated financial statements.

                                       [9]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

        (Dollars in thousands, except those stated on a per share basis)

                                                      CAPITAL IN
                                           COMMON     EXCESS OF     RETAINED   TREASURY
                                            STOCK    STATED VALUE   EARNINGS    STOCK
                                           -------   ------------   --------   --------
Balance at January 1, 1991...............  $55,054     $122,907     $39,612    $19,491
  Net income for the year................                            16,306
  Treasury stock.........................                                        5,374
  Dividends:
     Cash -- $1.36 per share.............                            (4,850)
     Stock -- 318,817 shares.............    4,783       10,288     (15,071)
  Foreign currency translation gain......                                31
                                           -------     --------     -------    -------
Balance at December 31, 1991.............   59,837      133,195      36,028     24,865
  Net income for the year................                            14,190
  Treasury stock.........................                                        2,942
  Dividends:
     Cash -- $1.50 per share.............                            (5,171)
  Foreign currency translation (loss)....                              (871)
                                           -------     --------     -------    -------
Balance at December 31, 1992.............   59,837      133,195      44,176     27,807
  Net income for the year................                             7,083
  Treasury stock:
     Issued..............................                   (19)                   (86)
     Purchased...........................                                          221
  Dividends:
     Cash -- $1.50 per share.............                            (5,161)
  Foreign currency translation (loss)....                              (375)
                                           -------     --------     -------    -------
Balance at December 31, 1993.............  $59,837     $133,176     $45,723    $27,942
                                           -------     --------     -------    -------
                                           -------     --------     -------    -------

                See notes to consolidated financial statements.

                                      [10]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                             (Dollars in thousands)

                                                       YEARS ENDED DECEMBER 31
                                                   --------------------------------
                                                     1993        1992        1991
                                                   --------    --------    --------
OPERATING ACTIVITIES
  Net income....................................   $  7,083    $ 14,190    $ 16,306
  Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion, and
           amortization.........................     10,406      10,967      12,875
        Deferred income taxes...................      4,382         277      (1,904)
        Cumulative effect of change in
           accounting for income taxes..........     (4,709)         --          --
        (Gain) loss on sale of:
           Investments..........................     (1,850)     (1,359)       (362)
           Property, plant, and equipment.......       (264)         53         (91)
        Change in certain assets and liabilities
         (using) or providing cash:
           Receivables..........................     (5,200)     (1,286)      5,570
           Inventories..........................        999       1,101       3,155
           Workers' compensation benefits and
             funding............................      1,104       1,332       9,078
           Mine closing reserves and funding....       (111)         68        (336)
           Other postretirement benefits and
             funding............................      1,978        (143)      2,468
           Accounts payable.....................        410         475      (2,260)
           Accrued liabilities..................      1,542      (4,073)      3,224
           Other................................     (2,721)     (1,524)     (8,325)
                                                   --------    --------    --------
        NET CASH PROVIDED BY OPERATING
           ACTIVITIES...........................     13,049      20,078      39,398
                                                   --------    --------    --------
INVESTING ACTIVITIES
  Proceeds from sale of investments.............     85,833     114,520      38,034
  Acquisition of investments....................    (70,116)    (96,315)    (59,804)
  Acquisition of mining assets (Note B).........      2,726     (57,181)         --
  Acquisition and development of property,
     plant, and equipment (Note B)..............    (48,872)     (8,181)    (29,670)
  Proceeds from sale of property, plant, and
     equipment..................................        923         272      14,237
  Investment in gas well partnerships...........         --        (379)       (946)
  Disposition of subsidiary, net of cash sold...         --          --      12,839
                                                   --------    --------    --------
        NET CASH USED IN INVESTING ACTIVITIES...    (29,506)    (47,264)    (25,310)
                                                   --------    --------    --------
FINANCING ACTIVITIES
  Proceeds from line of credit and long-term
     borrowings.................................     93,725      87,550      66,825
  Payments on line of credit and long-term
     borrowings.................................    (76,616)    (88,535)    (75,384)
  Cash dividends paid...........................     (5,161)     (5,022)     (4,735)
  Acquisition of treasury stock -- net..........       (154)     (2,942)     (5,374)
                                                   --------    --------    --------
        NET CASH PROVIDED BY (USED IN) FINANCING
           ACTIVITIES...........................     11,794      (8,949)    (18,668)
                                                   --------    --------    --------
        (DECREASE) IN CASH AND CASH
           EQUIVALENTS..........................     (4,663)    (36,135)     (4,580)
  Cash and cash equivalents at beginning of
     year.......................................     27,400      63,535      68,115
                                                   --------    --------    --------
        CASH AND CASH EQUIVALENTS AT END OF
           YEAR.................................   $ 22,737    $ 27,400    $ 63,535
                                                   --------    --------    --------
                                                   --------    --------    --------

                See notes to consolidated financial statements.

                                      [11]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1993

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents -- Cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and have original purchase maturities of three months or less. Approximately $16,000,000 of this balance as of December 31, 1993 was held by one financial institution.

     Investments -- Investments are stated at cost which approximates market value.

     Inventories -- Inventories, comprised of coal ($2,919,000 at December 31, 1993 and $3,353,000 at December 31, 1992) and mine supplies ($2,263,000 at
December 31, 1993 and $2,828,000 at December 31, 1992), are carried at lower of average cost or market. In 1991, amounts were substantially comprised of coal inventories.

     Property, Plant, and Equipment -- Property, plant, and equipment is recorded on the basis of cost including capitalized mine development costs and the cost of equipment leased under capitalized financing leases. Depreciation is computed principally at rates applied to tonnage produced. Such rates are based on estimates of tons to be produced, the cost of property, plant, and equipment employed, the estimated economic lives of the mines and equipment, and the remaining lives of the long-term coal sales agreements referred to in Note C. The rates are revised periodically to reflect operating experience and the provisions of the long-term coal sales agreements. The resulting rates approximate straight-line depreciation for annual periods. Depletion of coal lands and amortization of mine development costs are computed on a tonnage basis calculated to amortize their costs fully over the estimated recoverable reserves.

     Income Taxes -- Deferred income taxes are provided for temporary differences between financial and tax accounting relating principally to depreciation, mine development, other postretirement benefits, pension, vacation pay, self-insurance costs, and alternative minimum tax. Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB 109).

     Foreign Currency Translation -- The Canadian subsidiary's balance sheet accounts are translated at the year-end exchange rate and the resulting adjustment is made directly to retained earnings. Income statement items are translated at the average exchange rate for the year. Gains or losses resulting from foreign currency transactions, which are not material, are reported in income. As of December 31, 1993, accumulated foreign currency translation losses charged to retained earnings amounted to $801,000.

     Per Share Amounts -- Per share computations are based on the average number of shares of common stock outstanding during the respective years, adjusted for subsequent stock dividends paid.

     Reclassifications -- Certain accounts in the consolidated financial statements for prior years have been reclassified to conform to the statement presentation for the current year. The reclassifications have no effect on net income.

                                      [12]

NOTE B -- ACQUISITION AND DEVELOPMENT OF MINING ASSETS

     In December 1992, the Company, through its wholly owned subsidiaries Eighty-Four Mining Company and Lucerne Land Company, acquired Mine No. 84 and approximately 175,000,000 tons of coal reserves in Washington County, Pennsylvania, from Bethlehem Steel Corporation and its affiliates. The purchase price adjusted for the results of a closing audit was $53,624,000. In addition, Eighty-Four Mining Company assumed $19,284,000 in liabilities substantially comprised of estimated employee benefit liabilities related to active employees on the purchase date.

     The mine was idled in February, 1993 for the installation of an underground coal haulage belt conveyor system. In addition, surface handling and preparation facilities are being upgraded to process the planned annual production of approximately 6.6 million tons. This rate of production is scheduled to be achieved in 1997 when the second longwall system is operational. Development mining will commence in the second quarter of 1994 to prepare for the first longwall system to be operational in the third quarter of 1995. The costs of rehabilitating and developing these facilities in 1993 amounted to $23,141,000 exclusive of construction in progress for plant and equipment of $19,330,000.

     The Company's investment in this project was $89,000,000 at December 31, 1993 and as of March 1, 1994, the Company had completed its equity contribution totaling $100,000,000. Long-term debt and leases will be utilized to provide remaining funding requirements of the project.

     Eighty-Four Mining Company and Lucerne Land Company have arranged for $85,000,000 in long-term debt consisting of $50,000,000 in a revolving credit facility from four commercial banks and $35,000,000 in senior secured fixed rate construction and term notes from an institutional investor, with final documentation of the agreements expected to be completed in April 1994. In addition, Eighty-Four Mining Company is near completion of negotiations on terms for the capital lease of the $20,000,000 longwall mining system scheduled for delivery in the third quarter of 1995. The long-term debt will be secured by all of the revenue and assets of Eighty-Four Mining Company and Lucerne Land Company. The Company will 1) unconditionally guarantee the debt issued by these subsidiaries along with obligations under the longwall lease and 2) pledge investments in marketable securities having a market value of at least $25,000,000 as additional security for the long-term debt holders.

     In addition to placing significant restrictions on Eighty-Four Mining Company and Lucerne Land Company, the debt agreements will impose restrictions on the Company with respect to such items as cash flow maintenance, capital expenditures and acquisitions, dividends, limitations on additional indebtedness and guarantees, and maintenance of 1) a minimum current ratio, 2) minimum net worth levels, 3) a leverage ratio, and 4) an interest coverage ratio.

     Since Eighty-Four Mining Company anticipates being in the development stage into 1997, costs of development net of sales revenue from coal produced incidental to development will continue to be capitalized. Accordingly, the accompanying Statements of Consolidated Income exclude all revenues and expenses pertaining to the development of this operation. These capitalized development costs will be amortized over the life of the mine and operating results will be included in consolidated net income when full production capacity is achieved.

NOTE C -- LONG-TERM COAL SALES AGREEMENTS

     The Company and its domestic subsidiaries are principally engaged in deep and surface mining of bituminous steam coal in Pennsylvania. Substantially all deep mine production is currently performed by two subsidiaries and is sold to two mine-mouth electric generating stations pursuant to separate long-term coal sales agreements, as follows: Keystone Coal Mining Corporation to the Keystone Steam Electric Station under the Keystone Coal Supply Agreement (Keystone, Keystone Station, and

                                      [13]

Keystone Agreement) and Helvetia Coal Company to the Homer City Steam Electric Station under the Homer City Coal Sales Agreement (Helvetia, Homer City Station, and Homer City Agreement).

     Under the terms of the long-term coal sales agreements, the price of coal sold is based on the cost of production plus profit. The amount of profit depends primarily on the quality of the coal sold, the ability to control costs of production, and the ability to meet production and delivery schedules. A significant portion of the Company's coal reserves is dedicated to the production of coal for such agreements. Under the terms of these agreements, the Station Owners have options to acquire the respective mining subsidiaries at their net book value and to lease the related coal and surface lands. The Keystone option can only be exercised if Keystone is in default under its loan agreements (Note D) or the Keystone Agreement. The Helvetia option can be exercised at any time. Helvetia is presently involved in negotiations with the Homer City Station Owners to convert Helvetia's long-term coal sales agreement to a fixed price agreement.

     Sales, net income before cumulative effect of change in accounting for income taxes, net income, and net book value of these subsidiaries were as follows (in thousands):

                                               1993         1992         1991
                                             --------     --------     --------
    Keystone (net book value at December
      31, 1993 -- $18,817)
      Sales................................  $100,644     $130,035     $148,008
      Net income before cumulative effect
         of change in accounting for income
         taxes.............................       752        5,077        3,989
      Net income...........................     2,748        5,077        3,989
    Helvetia (net book value at December
      31, 1993 -- $6,167)
      Sales................................    40,449       53,846       56,671
      Net income before cumulative effect
         of change in accounting for income
         taxes.............................     1,227        3,032        2,363
      Net income...........................     3,537        3,032        2,363

     Sales in 1991 included $9,000,000 relating to contractual payments (Note G) for retiree medical benefits at Keystone, which did not affect net income under the provisions of the Keystone Agreement.

     The Florence Mining Company, a wholly owned subsidiary which supplied coal to the Conemaugh Generating Station under a long-term coal supply agreement, was sold on October 29, 1991 at its book value. Florence's sales and net income included in the Statement of Consolidated Income for 1991 were $88,424,000 and $5,711,000.

     Certain funds generated by these mining subsidiaries must be utilized within the respective operations covered by the agreements. The agreements require that investment earnings on funds so restricted be credited to the cost of production. Of the net book value of these mining subsidiaries, $836,000 is available for transfer to the Company as of December 31, 1993. The Keystone Agreement, as well as debt agreements of that subsidiary, includes certain restrictions on its net book value. The debt instruments for Helvetia do not allow dividends to the Company in excess of Helvetia's retained earnings. The amount of subsidiaries' net assets restricted as a result of these provisions was $24,148,000.

                                      [14]

NOTE D -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                 1993        1992        1991
                                                -------     -------     -------
                                                        (IN THOUSANDS)
    Keystone:
      Revolving credit note...................  $24,500     $ 5,200     $ 7,000
      Term note...............................    1,920       2,560          --
    Helvetia:
      Revolving credit note...................    3,325       4,000       7,000
      Term note...............................    1,260       1,680          --
      Capitalized lease obligations...........      822       1,278       1,703
                                                -------     -------     -------
                                                 31,827      14,718      15,703
    Less current maturities...................    2,372       1,515       1,925
                                                -------     -------     -------
                                                $29,455     $13,203     $13,778
                                                -------     -------     -------
                                                -------     -------     -------

     In 1993, Keystone amended its credit agreements to provide for the following: 1) a revolving credit agreement with two commercial banks with maximum borrowings thereunder of $30,000,000 due December 31, 1998 with mandatory reductions in amounts available of $5,000,000 each in 1996 and 1997 and 2) a $10,000,000 line of credit agreement with the same institutions with an expiration date of September 30, 1995. Keystone's term note payable to one of these commercial banks remained unchanged with equal installments of $160,000 payable quarterly through December 31, 1995.

     Helvetia has an agreement with a commercial bank providing for a revolving credit facility. The maximum borrowing of $4,000,000 as of December 31, 1993 is subject to mandatory reductions of $1,500,000 on December 31, 1994 and $2,500,000 on December 31, 1995, the termination date of the agreement. The credit agreement includes a term note payable in equal quarterly installments of $105,000.

     Under Keystone's line of credit and revolving credit facility, a commitment fee of 1/4 of 1% per annum applies to the unused portion of the commitment, while Helvetia's credit facility bears a 1/8 of 1% commitment fee per annum. These credit facilities provide for interest at the prime rate (6% at December 31, 1993) and the subsidiaries, at their option, can elect to lock in a rate below prime for a specified period of time. At December 31, 1993, Keystone utilized this option whereby the interest rate was fixed at 5.15% through June 30, 1994. All of the related interest expense is recoverable as a cost of production under the long-term coal sales agreements.

     In connection with the development of the Eighty-Four Mining Company's operation, that subsidiary and an affiliate, Lucerne Land Company, have arranged for financing of $85,000,000 in long-term debt and are near completion of negotiations on terms for the lease of the first longwall mining system scheduled for delivery in the third quarter of 1995. Significant provisions of the credit facilities which will be unconditionally guaranteed by the Company are discussed in Note B.

     Interest paid in 1993, 1992, and 1991 was $1,103,000, $1,064,000, and
$2,224,000, respectively. Aggregate maturities on long-term debt outstanding at December 31, 1993 for the next five years are as follows: 1994 -- $2,372,000; 1995 -- $3,895,000; 1996 -- $1,060,000; 1997 -- $4,500,000; and
1998 -- $20,000,000.

                                      [15]

NOTE E -- OPERATING LEASES

     The Company's deep mining subsidiaries are parties to operating lease agreements for mining equipment. Rental expense under these leases was $7,437,000 in 1993 including $471,000 which was capitalized as mine development, $6,966,000 in 1992, and $5,743,000 in 1991. Aggregate remaining rental payments on these leases are $17,582,000 with the following minimum rentals over the next five years: 1994 -- $7,597,000; 1995 -- $5,305,000; 1996 -- $2,414,000; 1997 and
1998 -- $1,121,000.

NOTE F -- INCOME TAXES

     Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method in accordance with its adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB 109). As permitted under the new rules, prior years' financial statements have not been restated.

     The cumulative effect of adopting this standard as of January 1, 1993 was to increase net income by $4,709,000, which represents the net increase to the deferred income tax asset as of that date. For the year ended December 31, 1993, application of the new income tax rates increased net income by $222,000. A valuation allowance has been recognized due to the effects of statutory depletion and limited state tax loss utilization on certain of the Company's operations.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows (in thousands):

    Deferred tax assets:
      Self-insurance...........................................     $ 17,272
      Other postretirement benefits............................       10,472
      Alternative minimum tax..................................        4,800
      Vacation pay.............................................        1,956
      Other deferred tax assets................................        1,102
                                                                 --------------
                                                                      35,602
      Valuation allowance......................................       (4,498)
                                                                 --------------
         Total deferred tax asset..............................       31,104
    Deferred tax liabilities:
      Depreciation and related charges.........................       19,226
      Intangible drilling costs................................          877
      Pension..................................................          925
      Other deferred tax liabilities...........................          508
                                                                 --------------
         Total deferred tax liabilities........................       21,536
                                                                 --------------
         Net deferred tax assets...............................     $  9,568
                                                                 --------------
                                                                 --------------

     For financial reporting purposes, income before income taxes includes income attributable to U.S. operations of $2,666,000 in 1993, $17,386,000 in 1992, and $20,229,000 in 1991 and income

                                      [16]
attributable to Canadian operations of $1,210,000 in 1993, $1,263,000 in 1992, and $710,000 in 1991.

                                                    LIABILITY
                                                     METHOD         DEFERRED METHOD
                                                    ---------     -------------------
                                                      1993         1992        1991
                                                    ---------     -------     -------
                                                             (IN THOUSANDS)
Provision (credit) for income taxes:
  Current:
     Federal......................................   $ (3,302)    $ 3,471     $ 4,959
     State........................................       (139)        165       1,247
     Canadian.....................................        561         546         331
  Deferred:
     Federal......................................      1,400        (256)     (1,683)
     State........................................      3,021         508        (210)
     Canadian.....................................        (39)         25         (11)
                                                     --------     -------     -------
                                                     $  1,502     $ 4,459     $ 4,633
                                                     --------     -------     -------
                                                     --------     -------     -------

                                                                    DEFERRED METHOD
                                                                  -------------------
                                                                   1992        1991
                                                                  -------     -------
                                                                    (IN THOUSANDS)
Components of deferred income tax expense
  (credit):
  Alternative minimum tax.........................                $(1,465)    $ --
  Depreciation and related charges................                    (72)       (862)
  Accrued employee benefits.......................                  1,480        (944)
  Mine development costs..........................                    217         (25)
  Other...........................................                    117         (73)
                                                                  -------     -------
                                                                  $   277     $(1,904)
                                                                  -------     -------
                                                                  -------     -------

                                      [17]

     The reconciliations between income tax expense and the amount computed by applying the statutory U.S. income tax rate to income before income taxes are as follows:

                                                   LIABILITY
                                                     METHOD       DEFERRED METHOD
                                                   ----------     ---------------
                                                      1993        1992      1991
                                                   ----------     -----     -----
    Tax at U.S. statutory rates..................      34.0%       34.0%     34.0%
    Increase (decrease) resulting from:
      State taxes, net of federal benefits.......      49.1        (0.5)      4.5
      Depletion..................................     (21.5)      (11.7)    (11.4)
      Prior year accruals........................     (12.1)       (3.1)     (6.5)
      U.S. rate change...........................      (5.7)       --        --
      Valuation allowance........................      (2.0)       --        --
      Higher Canadian rates......................       2.8         0.6       0.3
      Other items................................      (5.8)        4.6       1.2
                                                      -----       -----     -----
                                                       38.8%       23.9%     22.1%
                                                      -----       -----     -----
                                                      -----       -----     -----

     Income taxes paid (refunds received) in 1993, 1992, and 1991 were $(616,000), $5,716,000, and $12,358,000, respectively.

NOTE G -- PENSION AND BENEFIT PLANS

     Pensions -- Non-UMWA Employees -- The Company and its subsidiaries have trusteed pension plans which provide for monthly pensions and other benefits for substantially all employees not covered by the retirement plans of the United Mine Workers of America (UMWA). Benefits are determined based on years of service and the employees' average earnings near the end of service. The Company's funding policy is to contribute to the plans amounts which are actuarially determined to provide assets sufficient to meet benefits to be paid to plan members in accordance with the requirements of ERISA. Since plan assets are currently in excess of the Internal Revenue Code full funding limitation, no contributions were made to the plan in 1993 nor are expected to be made in 1994. The plan assets at December 31, 1993 are comprised primarily of government securities and corporate equity and debt securities.

     Amounts credited to expense for 1993, 1992, and 1991 relating to the pension plan include the following components:

                                                   1993         1992         1991
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Net periodic pension (credit) expense:
  Service cost -- benefits earned during the
     period....................................  $  1,810     $  1,649     $  1,782
  Interest cost on projected benefit
     obligation................................     3,033        2,814        2,958
  Actual return on plan assets.................    (5,821)      (6,092)     (11,365)
  Net amortization and deferral................       586        1,141        6,293
                                                 --------     --------     --------
     Net periodic pension (credit) including a
        charge of $247,000 in 1993 which was
        capitalized as mine development........  $   (392)    $   (488)    $   (332)
                                                 --------     --------     --------
                                                 --------     --------     --------

                                      [18]

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1993, 1992, and 1991 for the Company's defined benefit pension plans:

                                                   1993         1992         1991
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits..............................  $ 35,699     $ 34,416     $ 32,694
  Nonvested benefits...........................     1,254        1,263        1,050
                                                 --------     --------     --------
  Accumulated benefits.........................    36,953       35,679       33,744
  Effect of projected future salary
     increases.................................    11,711       12,266       10,848
                                                 --------     --------     --------
Total projected benefit obligation.............    48,664       47,945       44,592
Plan assets at fair value......................    68,177       64,932       61,424
                                                 --------     --------     --------
Plan assets in excess of projected benefit
  obligation...................................    19,513       16,987       16,832
Unrecognized net gain..........................   (10,717)      (8,323)      (6,193)
Unrecognized prior service cost................     1,793        2,317        2,461
Unrecognized transition asset..................   (10,503)     (11,287)     (12,070)
                                                 --------     --------     --------
Prepaid pension asset (Accrued pension
  liability)...................................  $     86     $   (306)    $  1,030
                                                 --------     --------     --------
                                                 --------     --------     --------

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.5% and 4.75%, respectively, at December 31, 1993, and 6.5% and 5.0%, respectively, at December 31, 1992 and 1991. The weighted-average expected long-term rate of return on plan assets was 8.0% for 1993 and 1992, and 8.25% for 1991.

     In addition, the Company and its subsidiaries have a 401(k) Plan for its management employees. Company contributions and administrative costs totaled $287,000, $250,000, and $349,000 for 1993, 1992, and 1991, respectively.

     UMWA Health and Retirement Funds -- In accordance with the collective bargaining agreement between the Bituminous Coal Operators' Association and the UMWA, the Company's mining subsidiaries were required through February 1, 1993 to pay amounts, based principally on hours worked, to the UMWA Health and Retirement Funds (which includes a defined benefit pension plan). Effective February 1, 1993, the obligations previously covered by the UMWA Health Funds became the obligation of the United Mine Workers' of America Combined Benefit Fund (Combined Fund) and 1992 Benefit Plan (1992 Plan) which were created by the Coal Industry Retiree Health Benefit Act of 1992. The Company and certain mining subsidiaries are required to make contributions to these new plans which are assessed primarily on the basis of the number of beneficiaries assigned to each employer. The payments to the UMWA Retirement Funds continue to be based on hours worked.

     Expense is being recognized as contributions are made to these plans. Amounts charged to expense applicable to benefits administered by these various multi-employer plans were $4,816,000 in 1993 including $839,000 which was capitalized as mine development, $7,937,000 in 1992, and $10,646,000 in 1991. The reduction in expense in 1993 reflects the new basis of contributions under the plans established in 1992. The effect of the reduction in expense in 1993 did not have a material impact on net income due to the provisions of the long-term coal sales agreements. The present value of the expected future assessments from the Combined Fund is estimated to be in the range of $30,000,000. Certain of the Company's subsidiaries would be required under federal law and the

                                      [19]
previous collective bargaining agreement to contribute additional amounts upon withdrawal from or termination of certain of the plans.

     Other Postretirement Benefits -- The Company also provides certain health care and life insurance benefits for substantially all retired employees not covered by the health plan of the UMWA. This includes all UMWA employees who retire after 1975. These, and similar benefits for active employees, are provided through insurance companies whose premiums are based on the benefits paid during the insured period. In addition, employees terminated due to layoff are eligible for certain benefits for periods up to twelve months. These layoff benefit costs are charged to expense in the month in which the layoff occurs. In the past, the Company recognized the cost of providing postretirement benefits by expensing annual insurance premiums.

     In 1991, Keystone became contractually required to accrue its postretirement benefit costs under the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (FASB 106) and in January 1993, the Company adopted FASB 106 for the remainder of its subsidiaries. FASB 106 requires accrual of retiree medical and life insurance benefits, similar to pension accounting, rather than recognition of costs as claims are paid. The Company has chosen to amortize past service liabilities at the date of adoption over the average remaining service of the active employees. Certain of the Company's non-contract subsidiaries have limited activity projected beyond 1993. The past service liabilities for these subsidiaries amounted to $2,678,000 which was charged to expense in the first quarter of 1993. Due to the provisions of the long-term coal sales agreements, the effect on pretax income of adopting the new accounting rules is significantly mitigated. In 1993, pretax income was reduced by approximately $2,853,000, due primarily to the recognition of past service liabilities for the subsidiaries with limited projected activity.

     Postretirement benefit expense for 1992 and 1991, which consisted of contractually determined accruals for Keystone and pay-as-you-go charges for the remainder of the Company's operations, were $9,028,000 and $18,477,000, respectively. Postretirement benefit expense for 1993 was $15,549,000 and includes the following components (in thousands):

        Net annual expense:
          Service cost -- benefits earned during the period....  $ 2,695
          Interest cost on accumulated postretirement benefit
             obligation........................................    9,752
          Actual return on plans' assets.......................   (4,046)
          Net amortization and deferral........................    4,470
                                                                 -------
                                                                  12,871
          Postretirement benefit costs for certain
             operations........................................    2,678
                                                                 -------
             Net annual expense including $940,000 which was
                capitalized as mine development................  $15,549
                                                                 -------
                                                                 -------

     Charges under FASB 106 for postretirement benefits at the Company's Keystone and Helvetia subsidiaries are being funded, net of estimated taxes in custodial accounts and union and salary VEBA trusts. The funding is currently comprised primarily of U.S. government and U.S. government agency securities. Liabilities for the Company and its other subsidiaries are not currently being funded. The weighted-average expected long-term rate of return on plan assets assumption was 7.32%.

                                      [20]

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1993 and 1992 for the Company's postretirement benefit plans:

                                                          1993         1992
                                                        --------     --------
                                                           (IN THOUSANDS)
    Accumulated postretirement benefit obligation
      (APBO):
      Retirees........................................  $ 55,973     $ 50,728
      Fully eligible active plan participants.........    27,891       28,073
      Other active plan participants..................    60,540       55,101
                                                        --------     --------
                                                         144,404      133,902
    Plans assets at fair value........................    62,739       50,488
                                                        --------     --------
    Accumulated postretirement benefit obligation in
      excess of plans' assets.........................   (81,665)     (83,414)
    Unrecognized net loss.............................    13,650        3,158
    Unrecognized prior service cost...................    (2,846)      (2,044)
    Unrecognized transition obligation................    50,361       63,778
                                                        --------     --------
    Accrued postretirement benefit cost...............  $(20,500)    $(18,522)
                                                        --------     --------
                                                        --------     --------

     The accrued postretirement benefit cost at December 31, 1992 was comprised of $11,998,000 recorded for liabilities relating to the existing work force at the time of the acquisition of the Mine No. 84 properties and $6,524,000 accrued under Keystone's contractual requirements. For purposes of comparability, the APBO and transition obligation of the subsidiaries adopting FASB 106 effective January 1, 1993 are included in the 1992 table.

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 11.5% for 1994 and is assumed to decrease gradually to 6% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the APBO as of December 31, 1993 and 1992 by $33,117,000 and $26,500,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $2,742,000.

     The weighted-average discount rate used in determining the APBO was 7% and 7.5% at December 31, 1993 and 1992, respectively. The increase in the APBO primarily reflects the decrease in the discount rate used, offset by changes to the union plan as amended by the 1993 wage agreement which decreased the APBO by $7,039,000.

     In 1994, the Company will adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The adoption of this statement is not expected to have a material impact on the Company.

NOTE H -- SELF-INSURANCE AND OTHER FUNDED LIABILITIES

     Workers' Compensation Benefits -- The Company and its mining subsidiaries have self-insurance programs for workers' compensation liabilities for which provisions are made based upon actuarial evaluations of claims. Insurance coverage is maintained for catastrophic losses. These benefits are generally funded as accrued except for certain charges recorded in 1990 and funded through 1992. However, a portion of this funding is utilized to reimburse working capital for the payment of income taxes directly attributable to the nondeductibility of these liabilities for income tax reporting purposes until payments on workers' compensation claims are made. In future years, when income tax

                                      [21]
deductions for this item exceed book expenses, the Company intends to restore funds from working capital. These funds are mainly comprised of U.S. Government and agency securities.

     Mine Closing Reserves -- The Company's mining subsidiaries provide for projected costs of closing mine facilities. These costs are based on engineering estimates, which consider the estimated economic lives of the facilities and the remaining lives of the long-term sales agreements. The related reserves are reviewed periodically to reflect operating experience and the provisions of the long-term coal sales agreements and are generally funded as accrued. Funding consists principally of U.S. Government Notes and Bonds.

     Black Lung Benefits -- The Company and its mining subsidiaries have self-insurance programs for coal workers' pneumoconiosis (black lung) liabilities and have established black lung trusts under the provisions of the Internal Revenue Code. The principal purpose of the trusts is to pay federal and state black lung liabilities for miners covered by Company administered self-insured programs. These liabilities are being accrued over the estimated average working life of the subject employees based on annual actuarial calculations. These calculations are based on various assumptions, among which are future benefit levels, mortality, claim frequencies, and discount rates. The Company also maintains escrowed insurance arrangements for certain liabilities not covered by the trusts. The market value of trust assets at December 31, 1993, which are comprised of U.S. Government Notes and Bonds, totaled $45,800,000, which approximates the related actuarial liability, except for the liability for employees hired in connection with the acquisition of the Mine No. 84 properties (see Note B) which amounts to $5,862,000. Funding has ceased until such time that the actuaries determine additional provisions and funding are required.

NOTE I -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

     Cash and Cash Equivalents -- The carrying amounts reported in the balance sheets approximate fair value.

     Short-term Investments (marketable notes, bonds, and certificates of deposit) -- Carrying amounts approximate quoted market value which is believed to be the appropriate measure of fair value.

                                      [22]

     Investments in Marketable Securities and Other Noncurrent Funding -- Fair values listed below by type of investment and by balance sheet caption are based on quoted market prices and generally approximate carrying amounts as of December 31, 1993:

                                                         CARRYING
                                                          AMOUNT      FAIR VALUE
                                                         --------     ----------
                                                             (IN THOUSANDS)
    Common and preferred stocks........................  $  8,576      $  9,240
    U.S. Government securities.........................    55,206        57,970
    Corporate bonds....................................    13,076        13,146
    Other..............................................       300           314
                                                         --------      --------
                                                           77,158        80,670
    Cash equivalents included in noncurrent funding....     7,474         7,474
                                                         --------      --------
                                                         $ 84,632      $ 88,144
                                                         --------      --------
                                                         --------      --------
    Summary by balance sheet caption:
      Investments in marketable securities.............  $ 42,731      $ 44,416
      Funding for workers' compensation benefits.......    25,246        26,267
      Funding for mine closing reserves................    16,655        17,461
                                                         --------      --------
                                                         $ 84,632      $ 88,144
                                                         --------      --------
                                                         --------      --------

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" was issued in 1993 and is effective for fiscal years beginning after December 15, 1993. The adoption of this statement is not expected to have a material impact on the Company.

     Long-term Debt -- Since interest rates are based on the prime rate and other current base rates, carrying amounts approximate fair values.

                                      [23]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                        TEN YEAR SELECTED FINANCIAL DATA
           (Amounts expressed in thousands, except per share amounts)
- --------------------------------------------------------------------------------

                                                       1993         1992         1991
                                                     --------     --------     --------
RESULTS OF OPERATIONS
  Tons of coal produced..........................       3,218        5,584        6,550
  Sales..........................................    $153,628     $198,502     $311,432
  Depreciation, depletion, and amortization......      10,406       10,967       12,875
  Taxes on income................................       1,502        4,459        4,633
  Net income (2).................................       7,083       14,190       16,306
- ---------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital................................    $ 31,025     $ 39,333     $ 71,256
  Property, plant, and equipment -- net..........     183,009      144,974       78,689
  Net capital expenditures.......................      47,685       77,119       15,524
  Total assets...................................     356,884      327,579      302,222
  Long-term debt.................................      29,455       13,203       13,778
  Shareholders' equity...........................     210,794      209,401      204,195
- ---------------------------------------------------------------------------------------
PER SHARE DATA (1)
  Average shares outstanding.....................       3,441        3,449        3,543
  Net income (2).................................    $   2.06     $   4.11     $   4.60
  Cash dividends declared........................        1.50         1.50         1.36
  Book value at year-end.........................       61.31        60.84        58.17

- ---------------

(1) Adjusted for 10% stock dividends paid annually from 1974 through 1991.

(2) Net income and Net income per share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of change in accounting for income taxes.
- --------------------------------------------------------------------------------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     A substantial portion of the Company's operating revenues are derived from sales by subsidiaries under long-term coal sales contracts. Prices under those contracts are based on the cost of production plus a profit determined under formulas providing incentives to lower costs.

     The seven-month strike by the United Mine Workers of America against members of the Bituminous Coal Operators' Association due to the expiration of the National Bituminous Coal Wage Agreement of 1988 had a significant adverse impact on 1993's operating results. All operations of Helvetia Coal Company and three operations of Keystone Coal Mining Corporation were struck from May 25th through December 16th when a new five-year labor agreement was ratified. In addition to providing wage increases and expanding job opportunities for UMWA members, the new agreement contains provisions designed to contain health care costs and provide for alternative work schedules to improve competitiveness. As a result of the strike, both tons produced and tons sold were approximately 42% lower in 1993 than in 1992 while sales and cost of sales declined 23% and 21%, respectively. The effect of the reduced volume on sales and cost of sales was partially offset by the fact that a substantial portion of the costs incurred by the

                                      [24]

- --------------------------------------------------------------------------------

  1990         1989          1988          1987          1986          1985          1984
- --------     ---------     ---------     ---------     ---------     ---------     ---------
   7,254        6,883         8,370         9,473         9,183         9,184         7,998
$387,965     $297,260      $375,945      $392,935      $420,217      $404,328      $289,963
  14,112       14,150        16,696        16,356        17,012        20,291        15,730
   6,325        8,058         5,196         5,712         6,900         6,024         6,317
  18,505       20,113        15,652        16,559        18,564        18,702        17,047
- --------------------------------------------------------------------------------------------
$ 70,447     $ 73,443      $ 88,288      $ 66,427      $ 59,499      $ 60,205      $ 49,875
  95,919      100,112       106,834       123,376       122,649       118,380       116,804
  12,754        7,725         7,118        17,083        21,281        21,867        24,423
 358,117      303,281       302,707       295,022       282,442       265,638       266,319
  20,754       22,039        36,077        44,118        52,462        58,632        60,193
 198,082      187,918       172,198       163,469       150,871       136,698       122,291
- --------------------------------------------------------------------------------------------
   3,659        3,711         3,735         3,826         3,843         3,869         3,911
$   5.06     $   5.42      $   4.19      $   4.33      $   4.83      $   4.83      $   4.36
    1.24         1.13          1.02           .93           .85           .77           .70
   54.69        50.71         46.33         42.88         39.40         35.44         31.50

- --------------------------------------------------------------------------------

operations on strike were reimbursable under the terms of the long-term coal sales agreements discussed in Note C to the consolidated financial statements.

     As discussed more fully in Note B to the consolidated financial statements, the rehabilitation and development of Eighty-Four Mining Company operations, which will more than double the present annual production capacity of the Company, are projected to continue into 1997. Thus, costs incurred net of sales revenue from coal produced incidental to development will continue to be capitalized. Such amounts are projected to total $100 million through 1996. Development mining will commence in the second quarter of 1994. Efforts to secure sales agreements are progressing and it is expected that there will be a growing market for the type of coal to be produced by Eighty-Four Mining Company which will comply with Phase I of the Clean Air Act. Plans are to sell a substantial amount of this coal to domestic utilities and the remainder to non-utility generators, coke producers, manufacturers, and export customers.

     As discussed in Note C, the sale of The Florence Mining Company subsidiary in October, 1991 resulted in significant decreases in consolidated production, sales volume, cost of sales, depreciation, and net income in 1992. In addition, in March 1992, Pennsylvania Mines Corporation closed its Greenwich Mine and the Company's agreement to manage this operation terminated. Gross revenues and net income attributable to these two operations included in the consolidated financial statements were $675,000 and $210,000 in 1992 and $92.9 million and $7.2 million in 1991, respectively. The remaining sales reductions

                                      [25]
in 1992 were primarily the result of lower sales tonnage and cost improvements that were passed through to the utilities in the form of lower prices under the terms of the Keystone and Homer City Agreements.

     Discussions are continuing with the Owners of the Homer City Steam Generating Station to convert Helvetia Coal Company's long-term coal sales agreement, discussed more fully in Note C to the consolidated financial statements, to a fixed-price agreement. It is anticipated that a satisfactory agreement to continue supplying 1.8 million tons per year to the Homer City Station will be reached in 1994.

     Interest and dividend income decreased in 1993 due to lower interest rates and lower average amounts invested as a result of the utilization of internally generated funds to 1) purchase Mine No. 84 and the related coal reserves in December, 1992 and 2) rehabilitate the mine in 1993. The increase in net investment gains in each of the last two years was primarily due to the sale of marketable securities to provide cash for the purchase and rehabilitation of Mine No. 84.

     Miscellaneous income declined in 1993 due to lower coal royalty income and the reduction in foreign exchange gains experienced at the Company's Canadian subsidiary. The increase in 1992 amounts compared to 1991 was primarily due to foreign exchange gains.

     Depreciation expense continued to decrease in 1993 due to the utilization of operating leases for certain mining equipment requirements in recent years. The decrease in 1992 depreciation, depletion, and amortization expense was primarily due to the sale of The Florence Mining Company. Interest expense was higher in 1993 than in 1992 due to increased amounts borrowed, while 1992 interest expense was lower than in 1991 due to the sale of The Florence Mining Company and a reduction in interest rates. Selling, general, and administrative and miscellaneous expenses declined in 1992 as a result of cost reduction programs initiated with the sale of The Florence Mining Company in 1991.

     As more fully discussed in Note G to the accompanying consolidated financial statements, on January 1, 1993 the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB) and elected to amortize past service liabilities as of that date over the average remaining service lives of active employees. However, upon adoption, past service liabilities for certain subsidiaries with limited projected activity were recognized and $2,678,000 was charged to expense. Due to provisions of the long-term coal sales agreements, the effect on pretax income of annual OPEB charges is significantly mitigated.

     The adoption of FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993, resulted in an increase to net income of $4,709,000, which represented the net increase to the deferred income tax asset as of that date. The Company's effective income tax rate for 1993, excluding this one-time credit, was 39% compared to 24% and 22% for 1992 and 1991, respectively. The increase in the 1993 effective tax rate results from the temporary differences between financial and income tax reporting created principally by Eighty-Four Mining Company's mine development expenditures and the inability to carryback or carryforward tax deductions in excess of current year income for Pennsylvania income tax reporting purposes. In addition, these excess deductions cannot be offset against state taxable income of other subsidiaries. For federal income tax purposes, these expenditures are being utilized to offset current year income and then carried back to recover taxes paid in certain prior years. Federal and Pennsylvania deferred tax liabilities are required to be provided for these expenditures even though no benefit is being realized for Pennsylvania income tax reporting. These higher effective income tax rates are expected to increase and continue through 1996 when Eighty-Four Mining Company's mine development will be substantially completed.

     The long-term coal sales agreements of the operating subsidiaries contain provisions which have enabled the Company to maintain relative profitability in periods of inflation as long as cost increases

                                      [26]
are in line with applicable inflation and market indices contained in such agreements. While the Company does not expect market price indices to increase or to exceed general inflation indices, it believes that it can minimize the profit impact through cost controls and productivity enhancements.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at December 31, 1993 was $31 million compared to $39.3 million at December 31, 1992 and $71.3 million at December 31, 1991. The Company's current ratio (ratio of current assets to current liabilities) was 2.1 to 1 at December 31, 1993 compared to 2.6 to 1 at December 31, 1992 and 3.7 to 1 at December 31, 1991. The decline in working capital and the current ratio in 1992 from 1991 amounts was due to the acquisition of Mine No. 84 and additional coal reserves in December, 1992 which is more fully discussed in Note B to the consolidated financial statements. This acquisition also resulted in increases in 1992 to receivables, inventories, property, plant, and equipment, as well as increases to liabilities for mine closing, black lung, and other postretirement benefits. The reduction in working capital and the lower current ratio at December 31, 1993 were due to the utilization of internally generated funds and investments for the rehabilitation and development of these newly acquired properties. The seven-month UMWA strike in 1993 also had a significant adverse effect on cash flow from operations. Despite the decreases in working capital over the last two years, the Company's financial position remains strong.

     The development of Mine No. 84 will require significant capital expenditures. As discussed in Note B to the consolidated financial statements, as of March 1, 1994, the Company has contributed equity in the amount of $100 million to this project and has arranged for long-term debt and a capital lease which will total approximately $105 million. Additional capital and operating leases will be utilized to meet future funding requirements. The Eighty-Four Mining Company and Lucerne Land Company debt agreements, which are near completion, will limit the amount of the debt the Company, Eighty-Four Mining Company, and Lucerne Land Company can incur or guarantee and the amount of capital expenditures and acquisitions the Company can make. These limitations will not apply to the Company's other operating subsidiaries.

     As discussed in Note D to the consolidated financial statements, in 1993, Keystone amended its credit agreements to increase its borrowing limits to $40 million. Approximately $13 million of this capacity has been utilized to fund receivables which were deferred during the strike in accordance with the terms of Keystone's long-term coal supply agreement. The receivable will be collected ratably through 1995. Keystone may finance these receivables through a separate debt facility should it require its existing debt capacity for operations. Under terms of their existing long-term coal sales agreements, Keystone's and Helvetia's debt is to be repaid from funds generated by depreciation and amortization. As of December 31, 1993, a combined total of $16.2 million of additional funds were available under the respective debt agreements. Helvetia Coal Company will require increased debt in the near future to fund both existing and planned operations. It is expected that amendments to Helvetia's existing debt agreements will be made to increase amounts available for borrowing once negotiations with its customers for a new fixed-price sales agreement conclude successfully.

                                      [27]

MARKET AND DIVIDEND INFORMATION

     The following tables show the quarterly cash dividends paid and the range of bid and ask prices of the Company's stock which is traded in the over-the-counter market. The quotations, taken from daily newspapers, represent prices between dealers and do not include retail mark-up, mark-down, or commission and do not necessarily represent actual transactions. On December 31, 1993, the Company had approximately 900 shareholders of record.

                                                             1993
                                     ----------------------------------------------------
                                                   MARKET PRICE                    CASH
                                     ----------------------------------------   DIVIDENDS
             QUARTER                 HIGH BID   LOW BID    HIGH ASK   LOW ASK   DECLARED*
- ----------------------------------   --------   -------    --------   -------   ---------


First.............................    $42.50    $38.00      $44.50    $40.00      $  .30
Second............................     44.00     41.00       45.00     42.50         .30
Third.............................     41.50     41.00       43.75     42.50         .30
Fourth............................     41.00     38.00       43.50     40.75         .60
                                                                                  ------
                                                                                  $ 1.50
                                                                                  ------
                                                                                  ------

                                                             1992
                                     ----------------------------------------------------
                                                   MARKET PRICE                    CASH
                                     ----------------------------------------   DIVIDENDS
             QUARTER                 HIGH BID   LOW BID    HIGH ASK   LOW ASK   DECLARED*
- ----------------------------------   --------   -------    --------   -------   ---------
First.............................    $43.00    $42.00      $47.00    $45.00      $  .30
Second............................     42.50     42.00       45.00     44.00         .30
Third.............................     42.00     41.00       44.00     43.00         .30
Fourth............................     42.00     37.00       44.00     40.00         .60
                                                                                  -------
                                                                                  $ 1.50
                                                                                  -------
                                                                                  -------

* All dividends were declared and paid in the same period shown with the exception of the 60c dividends declared in the fourth quarter of 1993 and 1992 which were paid on January 3, 1994 and January 4, 1993, respectively.

                                      [28]

                      ROCHESTER & PITTSBURGH COAL COMPANY

                              SALES SUBSIDIARIES



                     UNITED EASTERN COAL SALES CORPORATION

                       CORPORATE AND GENERAL SALES OFFICE

             655 Church Street, Indiana, PA 15701      412/349-6254

                        MARK A. STEFANOV, Vice President



                ROCHESTER & PITTSBURGH COAL CO. (CANADA) LIMITED

                       CORPORATE AND GENERAL SALES OFFICE

      130 Adelaide Street West, Toronto, Ontario M5H 3P5      416/362-2791

                            GARY F. WHITE, President