Form 10-K405, Exhibit 13
ROCHESTER & PITTSBURGH COAL CO
filed 1995-03-29
CIK 84548

                                [ROCHESTER LOGO]

                                                                ANNUAL

                                                                REPORT

                                                               - 1994 -

                      ROCHESTER & PITTSBURGH COAL COMPANY

                                   DIRECTORS

WILLIAM G. KEGEL
  Chairman of the Board of the Company

DAVID H. DAVIS
  Coal Consultant, Retired Division President and Corporate Vice President, Consolidation Coal Company

THOMAS W. GARGES, JR.
  President and Chief Executive Officer of the Company

L. BLAINE GRUBE
  Retired Vice President and Treasurer of the Company

THOMAS M. HYNDMAN, JR.
  Of Counsel, Duane, Morris & Heckscher,
  Attorneys at Law

COLUMBUS O'D. ISELIN, JR.
  Independent Consultant, Aerospace and Defense

O'DONNELL ISELIN II
  Manager, Finance Staff, Hughes Aircraft Company

PETER ISELIN
  Vice President -- Finance and Secretary of the Company

JOHN L. SCHRODER, JR.
  Retired Dean, College of Mineral and Energy Resources, West Virginia
  University

NORMAN S. SMITH
  Professor Emeritus of Mining Engineering,
  University of Missouri-Rolla

GORDON B. WHELPLEY, JR.
  Project Manager, Louis E. Lee Co. Builders

                               OFFICERS

THOMAS W. GARGES, JR.
  President and Chief Executive Officer

W. JOSEPH ENGLER, JR.
  Vice President and General Counsel

GEORGE M. EVANS
  Vice President and Treasurer

PETER ISELIN
  Vice President -- Finance and Secretary

THOMAS M. MAJCHER
  Vice President -- Corporate Development

ADOLPH W. PETZOLD
  Vice President -- Operations

WILLIAM M. DARR
  Assistant Secretary

WILLIAM J. GIULIANI
  Assistant Treasurer

JEFFREY A. MACK
  Assistant Controller

JOYCE E. MILLER
  Assistant Secretary

                         ------------------------------

     Principal Office -- 655 Church Street, Indiana, PA 15701  412/349-5800

    Transfer Agent and Registrar -- First Chicago Trust Company of New York

                         Auditors -- Ernst & Young LLP

FINANCIAL HIGHLIGHTS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   1994         1993         1992
                                                 --------     --------     --------
FOR THE YEAR
Production Tonnage(1)(2).......................     4,976        3,218        5,584
Sales Tonnage(2)(3)............................     5,042        3,435        5,835
Sales..........................................  $191,991     $153,628     $198,502
Income Before Income Taxes.....................  $  4,304     $  3,876     $ 18,649
Net Income(4)..................................  $  2,466     $  7,083     $ 14,190
Net Income Per Share(4)........................  $    .72     $   2.06     $   4.11
Cash Dividends Per Share.......................  $   1.50     $   1.50     $   1.50
Average Shares Outstanding.....................     3,439        3,441        3,449

AT YEAR END
Long-term Debt.................................  $ 75,693     $ 29,455     $ 13,203
Shareholders' Equity...........................  $207,450     $210,794     $209,401
Shares Issued and Outstanding..................     3,439        3,438        3,442
Treasury Shares Held...........................       550          551          547
Shareholders' Equity Per Outstanding Share.....  $  60.33     $  61.31     $  60.84

(1) Production tonnage does not include 420,000 tons in 1992 produced at operations owned by others and managed by the Company.

(2) Production tonnage and sales tonnage exclude tons produced by Eighty-Four Mining Company which is in the development stage.

(3) Sales tonnage includes coal purchased from others for resale.

(4) Net Income and Net Income Per Share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of a change in accounting for income taxes.

                         ------------------------------

TO THE SHAREHOLDERS:

     Unfavorable operating performance at the Company's Keystone Coal Mining Corporation and the Helvetia Coal Company subsidiaries, resulted in a disappointing 1994 net income of $2,466,000 or $0.72 per share compared to $7,083,000 or $2.06 per share for 1993. Their performance was affected early in 1994 by high absenteeism and production outages resulting from the lengthy duration of extremely cold weather and heavy snowfall. The effect of the UMWA coal strike, which lasted from May 25, 1993 until December 16, 1993, continued into 1994 by delaying the timely start-up of two new mines, development of new areas in a third mine and the installation of a new portal facility in another mine. At Keystone, productivity declined 13.4% causing a 12% loss of production tonnage. In addition, Keystone's total 1994 production available for delivery was reduced due to downtime experienced in conjunction with modifications to its coal cleaning plant. Three major underground conveyor haulage-way roof collapses and a storage bin failure also resulted in lost tonnage. Planned productivity improvements were not realized on time due to unexpected mechanical design problems with three new continuous haulage systems which were designed to improve productivity by up to 50%. The improved systems are being installed early in 1995. With the installation of these systems,

                                       [1]

Keystone will attain its projected goal of equipping 50% of its mining units with mobile continuous haulage systems.

     Entering 1995, Keystone continues to cope with the transition of mining into thinner coal seams, which has resulted in higher costs and lower productivity at three mines. Two older mines have encountered geological problems which have reduced their productivity and increased costs. The combination of these conditions has impacted the capacity and efficiency of the cleaning plant by increasing both the amount of fine material to be processed and material to be rejected. As a result, the cleaning plant has not been able to process all of the daily raw coal production, and the large accumulation of raw coal inventory to be processed necessitated the decision to idle production from Keystone's six deep mines for a period of approximately five weeks beginning March 11, 1995 to process the inventory. Plant modifications to address these problems are being undertaken and are scheduled for completion during the second quarter of this year.

     Helvetia Coal Company failed to improve productivity in 1994 with costs being adversely affected due to the gradual depletion of the reserves of the Lucerne #8 and #9 mines and their closing in the fourth quarter. In 1994, Helvetia concluded an agreement to supply an aggregate of 14 million tons to the Homer City Generating Station through the year 2003. The initial delivery rate will be at 1.8 million tons per year. The new base-price plus escalation agreement commenced January, 1995 and replaced the old cost-plus agreement. Deregulation of the electric generating industry and the Station Owners' option to acquire Helvetia, or its assets at net book value, set the background for the new agreement.

     The agreement of Helvetia's UMWA employees to an alternate work schedule to improve efficiency and reduce costs was essential to reaching a new coal supply agreement with the Station Owners. The new work schedule will allow the mines to operate six days per week with ten-hour shifts compared to the traditional five-day, eight-hour shift schedule. To improve the recovery of raw coal and improve the quality of coal deliveries for price premiums available under the new pricing structure, the raw coal screening facility was replaced with a new coarse coal cleaning plant in February, 1995.

     To replace the production of the two mines that were closed, a new mine, Marshall Run, commenced development in January of this year. The new mine, which will exclusively employ continuous haulage systems, combined with the new coal cleaning plant and the more productive work schedule, will provide the cost improvements necessary to operate under the provisions of the new agreement.

     The outlook for the future of Mine No. 84, which was acquired from Bethlehem Steel Corporation in December, 1992, continues to be favorable. With the completion of a five-mile long, 6,700 tons per hour coal haulage conveyor system and the new portal and ventilating shaft, the underground rehabilitation work necessary to accommodate mine development for two longwall mining units is complete. Construction of the new above-ground coal storage and unit train load-out facilities is complete. At the end of 1994, four continuous mining units were operational and two additional continuous mining units are being installed in early 1995. The first longwall mining unit is scheduled to start during the third quarter of 1995 with initial operation of the second longwall unit timed for 1997.

     Considerable progress has been made in our efforts to develop a balanced portfolio of customers for Eighty-Four coal. Eight utilities have committed to purchase a significant portion of 1995 production and several more are interested in the lower sulfur content of the coal to comply with the Phase I provisions of the Clean Air Act. Coke producers have responded favorably to initial coking characteristic tests. To further diversify market mix, discussions are underway with non-utility generators and export customers.

                                       [2]

     To date, including the purchase price of $53.6 million, your Company has committed $100 million of equity to the project. In addition, financing in the amount of $85 million and a commitment for the lease of the first longwall mining system are now in place. Additional operating and capital leases will be required throughout the mine life to bring the annual capacity of the mine to
6.6 million tons per year.

     The regulatory review of Leatherwood, Inc.'s permit application for a municipal solid waste landfill in western Pennsylvania is complete and bonding is in place. It is expected that the permit will be issued in the second quarter of 1995. Several contracts to supply the landfill with municipal waste are in place. During the five years since the permitting process was begun, there have been regulatory and short-term competitive changes which could impact the project. A re-evaluation of the project's timing will be undertaken before proceeding with the development of the project.

     The immediate challenges being addressed by management are the reversal of last year's productivity decline at the Keystone subsidiary, improving the efficiency of the Keystone Cleaning Plant, the profitable transformation of the Helvetia subsidiary from a cost-plus to a fixed price contract, and adherence to the schedule and budget for bringing Mine No. 84 up to capacity.

     As a result of the equipment modernization program initiated five years ago, our mines are equipped with the most modern and productive equipment available. To meet the Company's challenges, management and labor must accelerate their efforts to work together and to improve communications. Improved attitudes and the exchange of ideas will allow our operations to remain competitive in meeting our customers' needs and in improving job security. The first steps in the process were initiated in 1994 when your Company's subsidiaries withdrew from the Bituminous Coal Operators' Association as its representative for contract negotiations with the UMWA. This has permitted a more flexible and independent relationship with the UMWA. This was instrumental in Helvetia's ability to reach an agreement for a more cost-effective work schedule.

     While 1994 was a disappointing year, I am confident that our employees have the ability, the resolve, and the commitment to overcome the problems of the past year and build a strong Company for the future.

                                  Submitted on behalf of the Board of Directors,

                                                           Thomas W. Garges, Jr.
                                                                   President and
                                                         Chief Executive Officer

Indiana, Pennsylvania
March 10, 1995
                         ------------------------------

THE COMPANY

     Founded in 1881, Rochester & Pittsburgh Coal Company was formally incorporated in Pennsylvania under its present name in 1927. The Company has been engaged in the mining of bituminous coal in western Pennsylvania since 1882. The main office of the Company is located in Indiana, Pennsylvania. On December 31, 1994, the Company had approximately 850 shareholders of record and, including its subsidiaries, had 1,600 employees. The Company controlled estimated raw recoverable reserves of 723,000,000 tons at year end. A description of the Company's major subsidiaries is provided below.

                                       [3]

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

     In 1994, Keystone Coal Mining Corporation delivered 2,709,000 tons of coal to the Keystone Station from its six deep mines, plus 197,000 tons from other sources, compared to 2,302,000 tons and 37,000 tons, respectively, in 1993. The lower tonnage delivered from the deep mines in 1993 was due to the seven-month United Mine Workers of America strike.

     The coal deliveries were made pursuant to the 1991 Keystone Coal Supply Agreement, which became effective January 1, 1991, and has a term of fourteen years. This agreement, which extended, amended, and restated the previous coal sales agreement in effect since 1972, calls for deliveries of 3,250,000 tons plus or minus 250,000 tons from 1993 through 1999. The contract calls for deliveries to be 3,500,000 tons in 1995. In the event the parties do not negotiate a further extension, deliveries will gradually decrease from 2000 through 2004 with a maximum delivery of 6,500,000 tons during that five-year period.

HELVETIA COAL COMPANY

     Helvetia Coal Company supplies bituminous coal to the Homer City Steam Electric Station located near Homer City, Indiana County, Pennsylvania. This Station, having a nameplate capacity of 2 million kilowatts, is owned jointly by New York State Electric & Gas Corporation and Pennsylvania Electric Company.

     Helvetia's mines delivered 1,814,000 tons to the Homer City Station in 1994 compared to 840,000 tons delivered in 1993, which was adversely affected by the seven-month United Mine Workers of America strike. These deliveries were made under terms of a cost-plus agreement. Helvetia and the Homer City Station Owners entered into agreements to terminate deliveries under the cost-plus agreement and to provide for deliveries after January 1, 1995 under the terms of a new, base-price plus escalation agreement. The 1995 coal sales agreement provides for Helvetia to deliver in excess of 14,000,000 tons through 2003 at an initial rate of 1,800,000 tons per year. Under certain circumstances, the agreement may be terminated earlier by either party under hardship provisions. In addition, the Station Owners may terminate the agreement for their convenience but would in that event have to make certain payments to Helvetia. It is estimated that Helvetia will supply approximately 1,800,000 tons in 1995.

EIGHTY-FOUR MINING COMPANY

     Eighty-Four Mining Company was created in 1992 when it purchased Mine No. 84 and certain properties from Bethlehem Steel Corporation and its BethEnergy Mines Inc. subsidiary. The mine is presently in the development stage. At projected full production capacity, which is scheduled to be attained in 1997, this mine will produce 6.6 million tons of high quality steam and metallurgical coal annually utilizing two modern longwall mining units.

                                       [4]

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

DIVIDENDS

     The long-term debt agreements to finance the development of Mine No. 84 contain restrictions with respect to the payment of dividends by the Company. The Company's ability to declare and pay dividends, without a waiver from the lenders, is dependent on consolidated earnings meeting criteria in the long-term debt agreements. The Company required a waiver from the lenders in order to declare the dividend paid on January 3, 1995. The Company paid a 30 cents per share dividend on March 1, 1995. Future dividends will be dependent on the Company's performance and its ability to satisfy the applicable criteria in the long-term debt agreements or to obtain a waiver of the dividend restriction. No assurance can be given that such waiver will be granted.

                                       [5]

--------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
       ------------------------------------------------------------------

To the Shareholders
ROCHESTER & PITTSBURGH COAL COMPANY
Indiana, Pennsylvania

     We have audited the consolidated balance sheets of Rochester & Pittsburgh Coal Company and subsidiaries as of December 31, 1994, 1993, and 1992, and the related statements of consolidated income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rochester & Pittsburgh Coal Company and subsidiaries at December 31, 1994, 1993, and 1992, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes A, F, and G, the Company changed its method of accounting for investments in 1994 and income taxes and postretirement benefits other than pensions in 1993.

                                              /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
March 10, 1995

                                       [6]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

        (Dollars in thousands, except those stated on a per share basis)

                                                      YEARS ENDED DECEMBER 31
                                                 ----------------------------------
                                                   1994         1993         1992
                                                 --------     --------     --------
SALES -- NOTE C...............................   $191,991     $153,628     $198,502
OTHER INCOME
  Interest and dividends......................      2,852        4,450        8,296
  Net investment (losses) gains...............       (361)       1,850        1,359
  Miscellaneous...............................      2,291        2,013        2,229
                                                 --------     --------     --------
                                                  196,773      161,941      210,386
COSTS AND EXPENSES
  Cost of sales -- Note C.....................    171,038      134,390      170,804
  Depreciation, depletion, and amortization...     12,215       10,406       10,967
  Selling, general, and administrative........      5,561        7,930        7,563
  Interest -- Note D..........................      2,480        1,167        1,005
  Miscellaneous...............................      1,175        1,494        1,398
  Postretirement benefit costs for certain
     operations...............................      --           2,678        --
                                                 --------     --------     --------
                                                  192,469      158,065      191,737
                                                 --------     --------     --------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING FOR INCOME
  TAXES.......................................      4,304        3,876       18,649
INCOME TAXES -- NOTE F........................      1,838        1,502        4,459
                                                 --------     --------     --------
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............      2,466        2,374       14,190
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES -- NOTE F....      --           4,709        --
                                                 --------     --------     --------
NET INCOME....................................   $  2,466     $  7,083     $ 14,190
                                                 =========    =========    =========
INCOME PER SHARE:
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............   $    .72     $    .69     $   4.11
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............      --            1.37        --
                                                 --------     --------     --------
NET INCOME PER SHARE..........................   $    .72     $   2.06     $   4.11
                                                 =========    =========    =========

                See notes to consolidated financial statements.

                                       [7]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                     ASSETS

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1994        1993        1992
                                                   --------    --------    --------
CURRENT ASSETS
  Cash and cash equivalents -- Note J............  $ 30,656    $ 23,737    $ 28,267
  Receivables....................................    25,213      20,704      22,214
  Coal inventories...............................    15,096       2,919       3,353
  Mine supply inventories........................     1,819       2,263       2,828
  Income taxes receivable........................     4,013       4,466       2,151
  Prepaid expenses and other current assets......     4,347       2,958       5,557
  Deferred income taxes..........................     1,632       1,822       --
                                                   --------    --------    --------
           TOTAL CURRENT ASSETS..................    82,776      58,869      64,370

OTHER ASSETS
  Investments in marketable securities -- Notes
     D, I, and J.................................    46,838      42,731      56,731
  Funding for -- Notes H, I, and J:
     Workers' compensation benefits..............    19,521      25,246      23,431
     Mine closing reserves.......................     8,956      16,655      15,512
  Noncurrent receivables.........................     --          6,710       --
  Deferred income taxes..........................     7,211      10,257       9,235
  Prepaid royalties..............................     6,322       6,394       6,275
  Miscellaneous..................................     9,201       7,013       7,051
                                                   --------    --------    --------
                                                     98,049     115,006     118,235

PROPERTY, PLANT, AND EQUIPMENT -- Notes B and D
  Coal and surface lands.........................    87,503      87,408      87,431
  Plant and equipment............................   239,642     207,244     208,215
  Mine development...............................    53,038      23,141       --
  Construction in progress.......................    24,779      24,774       1,427
                                                   --------    --------    --------
                                                    404,962     342,567     297,073
  Less allowances for depreciation, depletion,
     and amortization............................   174,793     159,558     152,099
                                                   --------    --------    --------
                                                    230,169     183,009     144,974
                                                   --------    --------    --------
                                                   $410,994    $356,884    $327,579
                                                   =========   =========   =========

                                       [8]

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1994        1993        1992
                                                   --------    --------    --------
CURRENT LIABILITIES
  Accounts payable...............................  $ 17,077    $ 11,682    $ 11,272
  Accrued payrolls and related expenses..........     7,283       7,209       5,845
  Other accrued liabilities......................     4,201       4,518       4,340
  Dividends payable..............................     2,063       2,063       2,065
  Current maturities of long-term debt -- Note
     D...........................................     2,007       2,372       1,515
                                                   --------    --------    --------
           TOTAL CURRENT LIABILITIES.............    32,631      27,844      25,037

OTHER LIABILITIES
  Workers' compensation benefits -- Note H.......    39,965      37,433      34,514
  Mine closing reserves -- Note H................    19,818      18,156      17,124
  Other postretirement benefits -- Note G........    20,586      20,500      18,522
  Black lung benefits -- Note H..................     6,222       5,862       5,392
  Deferred income taxes..........................     4,542       2,511          --
  Miscellaneous..................................     4,087       4,329       4,386
                                                   --------    --------    --------
                                                     95,220      88,791      79,938
LONG-TERM DEBT (less current maturities) -- Notes
  B, D, and J....................................    75,693      29,455      13,203

LONG-TERM AGREEMENTS -- Note C

COMMITMENTS -- Notes B and D

SHAREHOLDERS' EQUITY -- Note C
  Common stock, no par value (stated value
     $15) -- authorized 5,000,000 shares, issued
     3,989,121 shares............................    59,837      59,837      59,837
  Capital in excess of stated value..............   133,170     133,176     133,195
  Retained earnings..............................    42,360      45,723      44,176
                                                   --------    --------    --------
                                                    235,367     238,736     237,208
  Less treasury stock at cost -- 550,346;
     550,846; and 547,213 shares.................    27,917      27,942      27,807
                                                   --------    --------    --------
                                                    207,450     210,794     209,401

                                                   --------    --------    --------
                                                   $410,994    $356,884    $327,579
                                                   =========   =========   =========

                See notes to consolidated financial statements.

                                       [9]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

        (Dollars in thousands, except those stated on a per share basis)

                                                    CAPITAL IN
                                       COMMON       EXCESS OF       RETAINED      TREASURY
                                        STOCK      STATED VALUE     EARNINGS       STOCK
                                       -------     ------------     ---------     --------
Balance at January 1, 1992...........  $59,837       $133,195        $ 36,028     $ 24,865
  Net income for the year............                                  14,190
  Treasury stock:
     Purchased.......................                                                2,942
  Cash dividends -- $1.50 per
     share...........................                                  (5,171)
  Foreign currency translation
     (loss)..........................                                    (871)
                                       -------       -------        ---------     --------
Balance at December 31, 1992.........   59,837        133,195          44,176       27,807
  Net income for the year............                                   7,083
  Treasury stock:
     Issued..........................                     (19)                         (86)
     Purchased.......................                                                  221
  Cash dividends -- $1.50 per
     share...........................                                  (5,161)
  Foreign currency translation
     (loss)..........................                                    (375)
                                       -------       --------       ---------     --------
Balance at December 31, 1993.........   59,837        133,176          45,723       27,942
  Net income for the year............                                   2,466
  Treasury stock:
     Issued..........................                      (6)                         (25)
  Cash dividends -- $1.50 per
     share...........................                                  (5,158)
  Adjustment to January 1, 1994
     balance for change in accounting
     for net unrealized securities
     gains, net of income taxes
     of $619.........................                                   1,081
  Change for the year in net
     unrealized securities losses,
     net of income tax benefit of
     $826............................                                  (1,480)
  Foreign currency translation
     (loss)..........................                                    (272)
                                       -------       --------        --------     --------
Balance at December 31, 1994.........  $59,837       $133,170        $ 42,360     $ 27,917
                                       =======       ========        ========     ========

                See notes to consolidated financial statements.

                                      [10]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                             (Dollars in thousands)

                                                      YEARS ENDED DECEMBER 31
                                                -----------------------------------
                                                  1994          1993         1992
                                                ---------     --------     --------
OPERATING ACTIVITIES
  Net income..................................  $   2,466     $  7,083     $ 14,190
  Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation, depletion, and
           amortization.......................     12,215       10,406       10,967
        Deferred income taxes.................      5,476        4,382          277
        Cumulative effect of change in
           accounting for income taxes........         --       (4,709)          --
        Gain on investment activity...........       (775)      (2,480)      (2,618)
        Loss on investment activity...........      1,136          630        1,259
        (Gain) loss on sale of property,
           plant, and equipment...............       (746)        (264)          53
        Change in certain assets and
           liabilities (using) or providing
           cash:
             Receivables......................      2,201       (5,200)      (1,286)
             Inventories......................    (11,733)         999        1,101
             Workers' compensation benefits
                and funding...................       (662)       1,104        1,332
             Mine closing reserves and
                funding.......................      2,214         (111)          68
             Other postretirement benefits and
                funding.......................         86        1,978         (143)
             Accounts payable.................      5,395          410          475
             Accrued liabilities..............       (243)       1,542       (4,073)
             Other............................     (1,186)      (2,721)      (1,524)
                                                ---------     --------     --------
        NET CASH PROVIDED BY OPERATING
           ACTIVITIES.........................     15,844       13,049       20,078
                                                ---------     --------     --------
INVESTING ACTIVITIES
  Proceeds from investment activity...........         --       84,966      114,520
  Proceeds from available-for-sale investment
     activity.................................     43,860           --           --
  Acquisition of investments..................         --      (69,116)     (95,448)
  Acquisition of available-for-sale
     investments..............................    (32,868)          --           --
  Acquisition and development of property,
     plant, and equipment.....................    (60,815)     (46,146)     (65,362)
  Other.......................................      2,713          923         (107)
                                                ---------     --------     --------
        NET CASH USED IN INVESTING
           ACTIVITIES.........................    (47,110)     (29,373)     (46,397)
                                                ---------     --------     --------
FINANCING ACTIVITIES
  Proceeds from borrowings....................    174,025       93,725       87,550
  Payments on borrowings......................   (128,512)     (76,616)     (88,535)
  Debt issue costs............................     (2,189)          --           --
  Cash dividends paid.........................     (5,158)      (5,161)      (5,022)
  Issuance (acquisition) of treasury stock --
     net......................................         19         (154)      (2,942)
                                                ---------     --------     --------
        NET CASH PROVIDED BY (USED IN)
           FINANCING ACTIVITIES...............     38,185       11,794       (8,949)
                                                ---------     --------     --------
        INCREASE (DECREASE) IN CASH AND CASH
           EQUIVALENTS........................      6,919       (4,530)     (35,268)
  Cash and cash equivalents at beginning of
     year.....................................     23,737       28,267       63,535
                                                ---------     --------     --------
        CASH AND CASH EQUIVALENTS AT END OF
           YEAR...............................  $  30,656     $ 23,737     $ 28,267
                                                ==========    =========    =========

                See notes to consolidated financial statements.

                                      [11]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1994

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Cash Equivalents -- Cash and cash equivalents, which are primarily maintained at three financial institutions, include highly liquid investments that are readily convertible to known amounts of cash.

     Investments -- The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FASB 115) for investments held as of January 1, 1994 and acquired thereafter. Upon adoption, shareholders' equity was increased by $1,081,000 (net of $619,000 in deferred income taxes) to reflect the net unrealized gains on securities classified as available-for-sale previously carried at the lower of amortized cost or market.

     The appropriate classification of securities is determined at the time of purchase. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities, which comprise funding for workers' compensation benefits and mine closing reserves, are stated at cost, adjusted for amortization of premiums and accretion of discounts.

     Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a component of retained earnings. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts. The securities comprising investments in marketable securities are classified as available-for-sale. Realized gains and losses and declines in the value of held-to-maturity and available-for-sale securities determined to be other-than-temporary are included in investment income.

     Inventories -- Inventories are carried at the lower of average cost or market.

     Property, Plant, and Equipment -- Property, plant, and equipment is recorded on the basis of cost including capitalized mine development costs and the cost of equipment leased under capitalized financing leases. Depreciation is computed principally at rates applied to tonnage produced. Such rates are based on estimates of tons to be produced, the cost of property, plant, and equipment employed, the estimated economic lives of the mines and equipment, and the remaining lives of the long-term coal sales agreements referred to in Note C. The rates are revised periodically to reflect operating experience and the provisions of the long-term coal sales agreements. The resulting rates approximate straight-line depreciation for normal annual periods. Depletion of coal lands and amortization of mine development costs are computed on a tonnage basis calculated to amortize their costs fully over the estimated recoverable reserves.

     Income Taxes -- Deferred income taxes are provided for temporary differences between financial and tax accounting relating principally to depreciation, mine development, other postretirement benefits, pension, vacation pay, self-insurance costs, and alternative minimum tax. Effective January 1,

                                      [12]

1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB 109).

     Foreign Currency Translation -- The Canadian subsidiary's balance sheet accounts are translated at the year end exchange rate and the resulting adjustment is made directly to retained earnings. Income statement items are translated at the average exchange rate for the year. Gains or losses resulting from foreign currency transactions, which are not material, are reported in income. As of December 31, 1994, accumulated foreign currency translation losses charged to retained earnings amounted to $1,073,000.

     Per Share Amounts -- Per share computations are based on the average number of shares of common stock outstanding during the respective years.

     Reclassifications -- Certain accounts in the consolidated financial statements for prior years have been reclassified to conform to the statement presentation for the current year. The reclassifications had no effect on net income.

NOTE B -- ACQUISITION AND DEVELOPMENT OF MINING ASSETS

     In December 1992, the Company, through its wholly owned subsidiaries Eighty-Four Mining Company (Eighty-Four) and Lucerne Land Company (Lucerne
Land), acquired Mine No. 84 and approximately 175,000,000 tons of coal reserves in Washington County, Pennsylvania for a purchase price of $53,624,000. In addition, Eighty-Four assumed $19,284,000 in liabilities substantially comprised of estimated employee benefit liabilities related to active employees on the purchase date.

     The mine was idled in February, 1993 for the installation of an underground coal haulage belt conveyor system. In addition, surface handling and preparation facilities are being upgraded to process the planned annual production of approximately 6.6 million tons. This rate of production is scheduled to be achieved in 1997 when the second longwall system is operational. Development mining commenced in the second quarter of 1994 to prepare for the first longwall system to be operational in the third quarter of 1995. The costs of rehabilitating and developing these facilities in 1994 and cumulatively, amounted to $29,897,000 and $53,038,000, respectively, exclusive of expenditures for plant and equipment of $17,840,000 and $37,512,000, respectively.

     Through December 31, 1994, the Company had made an equity investment of $100,000,000 in this project. Long-term debt and equipment leases are being utilized to provide remaining funding requirements of the project (Note D).

     Since Eighty-Four anticipates being in the development stage into 1997, costs of development net of sales revenue from coal produced incidental to development will continue to be capitalized. Accordingly, the accompanying Statements of Consolidated Income exclude all revenues and expenses pertaining to the development of this operation. These capitalized development costs will be amortized over the life of the mine and operating results will be included in consolidated net income when full production capacity is achieved.

NOTE C -- LONG-TERM COAL SALES AGREEMENTS

     Two of the Company's subsidiaries have long-term contracts to supply coal to two mine-mouth electric generating stations, as follows: Keystone Coal Mining Corporation to the Keystone Steam Electric Station under the Keystone Coal Supply Agreement (Keystone, Keystone Station, and Keystone Agreement) and Helvetia Coal Company to the Homer City Steam Electric Station under the Homer City Coal Sales Agreement for deliveries through 1994 and the 1995 Coal Sales Agreement for deliveries commencing January 1, 1995 (Helvetia, Homer City Station, prior Homer

                                      [13]

City Agreement, and new Homer City Agreement). A substantial portion of the Company's coal reserves, other than those of Lucerne Land Company, is dedicated to the production of coal for such agreements.

     Under the terms of the Keystone Agreement, the price of coal sold is based on the cost of production plus profit subject to an annual price cap. The amount of profit depends primarily on the quality of the coal sold and the ability to control costs of production. Certain funds generated by Keystone must be utilized within the operations covered by the Keystone Agreement. This agreement requires that investment earnings on funds so restricted be credited to the cost of production. The agreement, as well as debt agreements of Keystone, includes certain restrictions on its net book value. Also under the terms of the agreement, the Keystone Station Owners have an option to acquire Keystone at its net book value and to lease the related coal and surface lands. The option can only be exercised if Keystone is in default under its loan agreements (Note D) or the Keystone Agreement. At December 31, 1994, Keystone's net book value was $18,842,000 and for the year then ended, Keystone had a loss before income taxes of $1,045,000 and net income of $26,000. Keystone sales were $109,971,000, $100,644,000, and $130,035,000 for 1994, 1993, and 1992, respectively.

     In November 1994, the new Homer City Agreement was signed to provide for deliveries in excess of 14 million tons from January 1, 1995 through 2003 at an initial rate of 1.8 million tons per year. The price to be paid by the Homer City Station is a base price with escalation and adjustment based on quality of the coal delivered and replaces the cost-plus pricing arrangement under the prior contract. The new Homer City Agreement also provides for early termination by either party under hardship provisions and further allows the Homer City Station Owners to terminate the agreement for their convenience, in which event they would have to make certain payments to Helvetia.

     The prior Homer City Agreement was amended to provide for the payment to Helvetia by the Homer City Station Owners for certain costs not paid pursuant to deliveries under that agreement, including past service postretirement benefit costs (Note G). In addition, the Homer City Station Owners option to acquire Helvetia's assets at net book value was terminated. Sales to the Homer City Station were $63,803,000 in 1994, $40,449,000 in 1993, and $53,846,000 in 1992.

NOTE D -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                 1994        1993        1992
                                                -------     -------     -------
                                                        (IN THOUSANDS)
    Keystone:
      Revolving credit note...................  $30,000     $24,500     $ 5,200
      Term note...............................    1,280       1,920       2,560
      Line of credit note.....................   10,725       --          --
    Eighty-Four and Lucerne Land:
      Senior fixed rate construction notes....   35,000       --          --
      Capitalized lease obligations...........      360       --          --
    Helvetia:
      Revolving credit note...................    --          3,325       4,000
      Term note...............................    --          1,260       1,680
      Capitalized lease obligations...........      335         822       1,278
                                                -------     -------     -------
                                                 77,700      31,827      14,718
    Less current maturities...................    2,007       2,372       1,515
                                                -------     -------     -------
                                                $75,693     $29,455     $13,203
                                                =======     =======     =======

                                      [14]

     Keystone -- Keystone has a revolving credit agreement with two commercial banks with maximum borrowings thereunder of $30,000,000 due December 31, 1998 with mandatory reductions in amounts available of $5,000,000 each in 1996 and 1997. Keystone has a line of credit agreement which expires March 31, 1996 with the same institutions in the amount of $16,900,000 as of December 31, 1994. The amount available under the line of credit decreases quarterly to $10,000,000 on December 31, 1995. The weighted-average interest rate on borrowings on the line of credit were 8.2% in 1994, 6% in 1993, and 6.3% in 1992.

     These credit facilities provide for a commitment fee of 1/4 of 1% per annum and interest at the prime rate (8.5% at December 31, 1994). Keystone, at its option, can elect to lock in a rate for a specified period of time. Keystone elected an option to lock in interest rates on $17,500,000 of the outstanding balance with a rate of 8.08% through March 20, 1995, and on the remaining $12,500,000 with a rate of 8.5% through June 27, 1995.

     Eighty-Four and Lucerne Land -- In 1994, Eighty-Four and Lucerne Land entered into a credit agreement with four banks to provide for revolving credit notes totaling $50,000,000 and a note agreement with institutional lenders to provide for $35,000,000 in senior fixed rate construction notes in order to finance the project costs of rehabilitating, constructing, and developing Mine No. 84. Eighty-Four also has a commitment for the lease of the first longwall mining system scheduled for delivery in the third quarter of 1995.

     Debt issuance costs totalling $2,189,000 were incurred in connection with these loans and are being amortized utilizing the interest method. In 1994, $150,000 was amortized and is being capitalized as part of mine development costs.

     The notes are secured by all of the properties of Eighty-Four and Lucerne Land and investment securities of the Company having a market value of $26,354,000 which exceeds the loan covenant requirement of $25,000,000. The Company has guaranteed the indebtedness. Eighty-Four, Lucerne Land, and the Company are subject to numerous financial covenants and restrictions regarding acquisitions, earnings, cash flows, financial position, and dividends. The Company required a waiver from the lenders in order to declare the dividend paid on January 3, 1995.

     As of December 31, 1994, $35,000,000 had been borrowed under the senior fixed rate construction notes, at a fixed rate of 10.37%. These notes will convert to term notes by September 30, 1997 and will be payable at $750,000 per quarter in 1999 and $2,000,000 per quarter in 2000 through 2003. Interest would be increased in the event of default. In 1994, interest on these borrowings was $1,851,000 which was capitalized as part of the mine development costs. In connection with this note, a project letter of credit of $8,800,000 was outstanding as of December 31, 1994.

     The revolving credit notes provide for quarterly mandatory reductions in available borrowings of $5,500,000 beginning December 31, 1997 through September 30, 1999, with the final payment due on December 31, 1999. The revolving credit notes provide for interest based on the banks' prime rate plus an amount up to .75%, or at the option of Eighty-Four and Lucerne Land on the LIBOR rate plus an amount from 1.75% to 2.5%. In addition, commitment fees of .375% to .5% per annum are payable on the unused portion of the commitment. As of December 31, 1994, no amounts have been borrowed under the revolving credit notes.

     The amount of subsidiaries' net assets which are restricted from being transferred to the Company under these debt agreements totals $113,000,000 at December 31, 1994.

     Interest paid in 1994, 1993, and 1992 was $3,637,000, $1,103,000, and
$1,064,200, respectively. Aggregate maturities on long-term debt outstanding at December 31, 1994 for the next

                                      [15]
five years are as follows: 1995 -- $2,007,000; 1996 -- $15,693,000;
1997 -- $5,000,000; 1998 -- $20,000,000; and 1999 -- $3,000,000.

NOTE E -- OPERATING LEASES

     The Company's deep mining subsidiaries are parties to operating lease agreements for mining equipment. Rental expense under these leases was $7,597,000 in 1994 including $118,000 which was capitalized as mine development, $7,437,000 in 1993 including $471,000 which was capitalized as mine development, and $6,966,000 in 1992. Aggregate remaining rental payments on these leases are $21,131,000 with the following minimum rentals over the next five years:
1995 -- $7,534,000; 1996 -- $4,643,000; 1997 and 1998 -- $3,350,000; and
1999 -- $2,254,000.

NOTE F -- INCOME TAXES

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB
109). As permitted under FASB 109, prior years' financial statements have not been restated. The cumulative effect of adopting this standard as of January 1, 1993 was to increase net income by $4,709,000, which represents the net increase to the deferred income tax asset as of that date.

     The application of new federal and state income tax rates decreased net income by $142,000 in 1994 and increased net income by $222,000 in 1993. A valuation allowance has been recognized due to the effects of statutory depletion and limited state operating loss utilization on certain of the Company's operations.

     The provision (credit) for income taxes consists of the following:

                                                                             DEFERRED
                                                      LIABILITY METHOD       METHOD
                                                     -------------------     ------
                                                      1994        1993        1992
                                                     -------     -------     ------
                                                             (IN THOUSANDS)
Provision (credit) for income taxes:
  Current:
     Federal.......................................  $(4,281)    $(3,302)    $3,471
     State.........................................       (9)       (139)       165
     Canadian......................................      652         561        546
  Deferred:
     Federal.......................................    2,304       1,400       (256)
     State.........................................    3,187       3,021        508
     Canadian......................................      (15)        (39)        25
                                                     -------     -------     ------
                                                     $ 1,838     $ 1,502     $4,459
                                                     =======     =======     ======

                                      [16]

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993 are as follows:

                                                           1994        1993
                                                          -------     -------
                                                            (IN THOUSANDS)
    Deferred tax assets:
      Self-insurance....................................  $17,735     $17,272
      Other postretirement benefits.....................    8,931      10,472
      Alternative minimum tax...........................    8,785       4,800
      Net operating loss (expires 2009).................    3,875       --
      Vacation pay......................................    1,632       1,956
      Other deferred tax assets.........................    2,562       1,102
                                                          -------     -------
                                                           43,520      35,602
      Valuation allowance...............................   (4,108)     (4,498)
                                                          -------     -------
         Total deferred tax assets......................   39,412      31,104
    Deferred tax liabilities:
      Depreciation and related charges..................   31,295      19,226
      Pension...........................................    1,032         925
      Intangible drilling costs.........................      881         877
      Other deferred tax liabilities....................    1,903         508
                                                          -------     -------
         Total deferred tax liabilities.................   35,111      21,536
                                                          -------     -------
         Net deferred tax assets........................  $ 4,301     $ 9,568
                                                          =======     =======

     Income before income taxes includes income attributable to United States operations of $2,852,000 in 1994, $2,666,000 in 1993, and $17,386,000 in 1992
and income attributable to Canadian operations of $1,452,000 in 1994, $1,210,000 in 1993, and $1,263,000 in 1992.

     The reconciliations between income tax expense and the amount computed by applying the statutory U.S. income tax rate to income before income taxes are as follows:

                                                          LIABILITY        DEFERRED
                                                           METHOD           METHOD
                                                       ---------------     ---------
                                                       1994      1993        1992
                                                       -----     -----     ---------
Tax at U.S. statutory rates..........................   35.0%     34.0%       34.0%
Increase (decrease) resulting from:
  State taxes, net of federal benefits...............   45.9      49.1        (0.5)
  Depletion..........................................  (39.5)    (21.5)      (11.7)
  Prior year accruals................................  (24.3)    (12.1)       (3.1)
  Canadian dividend withholding......................   15.6      --         --
  Rates..............................................   18.4      (2.9)        0.6
  Valuation allowance................................   (9.1)     (2.0)      --
  Other items........................................     .7      (5.8)        4.6
                                                       -----     -----     ---------
                                                        42.7%     38.8%       23.9%
                                                       =====     =====     ========

                                      [17]

     Income (tax refunds received) taxes paid in 1994, 1993, and 1992 were $(2,623,000), $(616,000), and $5,716,000, respectively.

NOTE G -- PENSION AND BENEFIT PLANS

     Pensions -- Non-UMWA Employees -- The Company and its subsidiaries have a trusteed pension plan which provides for monthly pensions and other benefits for substantially all employees not covered by the retirement plans of the United Mine Workers of America (UMWA). Benefits are determined based on years of service and the employees' average earnings near the end of service. The Company's funding policy is to contribute to the plan amounts which are actuarially determined to provide assets sufficient to meet benefits to be paid to plan members in accordance with the requirements of ERISA. Since plan assets are currently in excess of the Internal Revenue Code full funding limitation, no contributions were made to the plan in 1994 nor are any expected to be made in 1995. The plan's assets at December 31, 1994 are comprised primarily of government and corporate debt securities and equities.

     Amounts credited to expense for 1994, 1993, and 1992 relating to the pension plan include the following components:

                                                     1994        1993        1992
                                                    -------     -------     -------
                                                            (IN THOUSANDS)
Net periodic pension (credit) expense:
  Service cost -- benefits earned during the
     period.......................................  $ 1,792     $ 1,810     $ 1,649
  Interest cost on projected benefit obligation...    3,074       3,033       2,814
  Actual return on plan assets....................      245      (5,821)     (6,092)
  Net amortization and deferral...................   (5,637)        586       1,141
                                                    -------     -------     -------
     Net periodic pension (credit) including
        charges of $170,000 in 1994 and $247,000
        in 1993 which were capitalized as mine
        development...............................  $  (526)    $  (392)    $  (488)
                                                    =======     =======     =======

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1994, 1993, and 1992 for the Company's defined benefit pension plan:

                                                   1994         1993         1992
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits..............................  $ 34,679     $ 35,699     $ 34,416
  Nonvested benefits...........................     1,260        1,254        1,263
                                                 --------     --------     --------
  Accumulated benefits.........................    35,939       36,953       35,679
  Effect of projected future salary
     increases.................................     9,047       11,711       12,266
                                                 --------     --------     --------
Total projected benefit obligation.............    44,986       48,664       47,945
Plan assets at fair value......................    65,401       68,177       64,932
                                                 --------     --------     --------
Plan assets in excess of projected benefit
  obligation...................................    20,415       19,513       16,987
Unrecognized net gain..........................   (11,727)     (10,717)      (8,323)
Unrecognized prior service cost................     1,645        1,793        2,317
Unrecognized transition asset..................    (9,720)     (10,503)     (11,287)
                                                 --------     --------     --------
Prepaid pension asset (accrued pension
  liability)...................................  $    613     $     86     $   (306)
                                                 =========    =========    =========

                                      [18]

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 4.75%, respectively, at December 31, 1994; 6.5% and 4.75%, respectively, at December 31, 1993; and 6.5% and 5.0%, respectively, at December 31, 1992. The weighted-average expected long-term rate of return on plan assets was 7.75% for 1994, 8.0% for 1993, and 8.0% for 1992.

     In addition, the Company and its subsidiaries have a 401(k) Plan for its management employees. Company contributions and administrative costs totaled $287,000, $287,000, and $250,000 for 1994, 1993, and 1992, respectively.

     UMWA Health and Retirement Funds -- In accordance with the collective bargaining agreement between the Bituminous Coal Operators' Association and the UMWA, the Company's mining subsidiaries were required through February 1, 1993 to pay amounts, based principally on hours worked, to the UMWA Health and Retirement Funds (which includes a defined benefit pension plan). Effective February 1, 1993, the obligations previously covered by the UMWA Health Funds became the obligation of the United Mine Workers' of America Combined Benefit Fund (Combined Fund) and 1992 Benefit Plan (1992 Plan) which were created by the Coal Industry Retiree Health Benefit Act of 1992. The companies' contributions to these new plans are assessed primarily on the basis of the number of beneficiaries assigned to each employer. The payments to the UMWA Retirement Funds continue to be based on hours worked.

     Expense is being recognized as contributions are made to these plans. Amounts charged to expense applicable to benefits administered by these various multi-employer plans were $5,695,000 in 1994 including $930,000 which was capitalized as mine development, $4,816,000 in 1993 including $839,000 which was capitalized as mine development, and $7,937,000 in 1992. The reduction in expense in 1993 reflects the new basis of contributions under the plans established in 1992. The effect of the reduction in expense in 1993 did not have a material impact on net income due to the provisions of the long-term coal sales agreements. The present value of the expected future assessments from the Combined Fund is estimated to be in the range of $30,000,000. Certain of the Company's subsidiaries would be required under federal law and the agreement to contribute additional amounts upon withdrawal from or termination of certain of the plans.

     Other Postretirement Benefits -- The Company also provides certain health care and life insurance benefits for substantially all retired employees not covered by the health plan of the UMWA, which includes all UMWA employees who retire after 1975. These, and similar benefits for active employees, are provided through insurance companies whose premiums have been based on the benefits paid during the insured period. In January 1995, the Company became self-insured for a substantial portion of these benefits. In addition, employees terminated due to layoff are eligible for certain benefits for periods up to twelve months. These layoff benefit costs are charged to expense in the month in which the layoff occurs.

     In January 1993, the Company and its subsidiaries other than Keystone adopted the provisions of Statement of Accounting Standards No. 106, "Employees' Accounting for Postretirement Benefits other than Pensions" (FASB 106). Keystone became contractually required to accrue its postretirement benefit costs under the provisions of FASB 106 beginning in 1991. FASB 106 requires accrual of retiree medical and life insurance benefits, similar to pension accounting, rather than recognition of costs as claims are paid. The Company has chosen to amortize past service liabilities at the date of adoption over the average remaining service of the active employees. Certain of the Company's non-contract subsidiaries have limited activity projected beyond 1993. The past service liabilities for these subsidiaries amounted to $2,678,000 and were charged to expense in the first quarter of 1993. Due to the provisions of the long-term coal sales agreements, the effect on pretax income of adopting the new accounting rules is significantly mitigated. In 1993, pretax income was reduced by approximately

                                      [19]

$2,853,000, due primarily to the recognition of past service liabilities for the subsidiaries with limited projected activity.

     Postretirement benefit expense for 1994 and 1993 under FASB 106 includes the following components:

                                                               1994        1993
                                                              -------     -------
                                                                (IN THOUSANDS)
Net annual expense:
  Service cost -- benefits earned during the period.........  $ 2,877     $ 2,695
  Interest cost on accumulated postretirement benefit
     obligation.............................................   10,804       9,752
  Actual return on plans' assets............................      907      (4,046)
  Net amortization and deferral.............................     (690)      4,470
                                                              -------     -------
                                                               13,898      12,871
  Postretirement benefit costs for certain operations.......    --          2,678
                                                              -------     -------
     Net annual expense including $1,278,000 in 1994 and
       $940,000 in 1993 which was capitalized as mine
       development..........................................  $13,898     $15,549
                                                              =======     =======

     Postretirement benefit expense for 1992, which consisted of contractually determined accruals for Keystone and pay-as-you-go charges for the remainder of the Company's operations, was $9,028,000.

     In connection with the new Homer City Agreement (Note C), the unrecognized cost of postretirement benefits attributable to service prior to January 1, 1995 of Helvetia employees will be reimbursed by the Homer City Station Owners over three years beginning in 1995.

     Charges under FASB 106 for postretirement benefits at the Company's Keystone and Helvetia subsidiaries are being funded, net of estimated taxes, in custodial accounts and union and salary VEBA trusts. The funding is comprised primarily of government and government agency securities. Liabilities for the Company and its other subsidiaries are not currently being funded. The weighted-average expected long-term rate of return on plans' assets assumption was 7.1% in 1994 and 7.32% in 1993.

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets at December 31, 1994, 1993, and 1992 for the Company's postretirement benefit plans:

                                                   1994         1993         1992
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Accumulated postretirement benefit obligation
  (APBO):
  Retirees.....................................  $ 58,577     $ 55,973     $ 50,728
  Fully eligible active plan participants......    38,135       27,891       28,073
  Other active plan participants...............    60,447       60,540       55,101
                                                 --------     --------     --------
                                                  157,159      144,404      133,902
Plans' assets at fair value....................    72,291       62,739       50,488
                                                 --------     --------     --------
APBO in excess of plans' assets................   (84,868)     (81,665)     (83,414)
Unrecognized net loss..........................    20,464       13,650        3,158
Unrecognized prior service cost................    (2,457)      (2,846)      (2,044)
Unrecognized transition obligation.............    46,275       50,361       63,778
                                                 --------     --------     --------
Accrued postretirement benefit cost............  $(20,586)    $(20,500)    $(18,522)
                                                 =========    =========    =========

                                      [20]

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

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.8% for 1995 and is assumed to decrease gradually to 6% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the APBO as of December 31, 1994 by $32,768,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $3,231,000.

     The weighted-average discount rate used in determining the APBO was 7.75% at December 31, 1994 and 7% at December 31, 1993. In 1994, the APBO increased due to a change in demographic assumptions and variances of actual experience from assumptions, offset by the increase in the discount rate. The increase in the APBO from 1992 to 1993 primarily reflects the decrease in the discount rate used, offset by changes to the union plan as amended by the 1993 wage agreement which decreased the APBO by $7,039,000.

NOTE H -- SELF-INSURANCE AND OTHER LIABILITIES

     Workers' Compensation Benefits -- The Company and its mining subsidiaries have self-insurance programs for workers' compensation liabilities for which provisions are made based upon actuarial evaluations of claims. Insurance coverage is maintained for catastrophic losses. These benefits are generally funded as accrued for certain subsidiaries. However, a portion of this funding is utilized to reimburse working capital for the payment of income taxes directly attributable to the nondeductibility of these liabilities for income tax reporting purposes until payments on workers' compensation claims are made. In future years, when income tax deductions for this item exceed book expenses, the Company intends to restore funds from working capital. These funds are mainly comprised of U.S. Government and agency securities.

     Mine Closing Reserves -- The Company's mining subsidiaries provide for projected costs of closing mine facilities. These costs are based on engineering estimates, which consider the estimated economic lives of the facilities and the remaining lives of the long-term sales agreements. The related reserves are reviewed periodically to reflect operating experience and the provisions of the long-term coal sales agreements and are funded as accrued for certain subsidiaries. Funding consists principally of U.S. Government Notes and Bonds.

     Black Lung Benefits -- The Company and its mining subsidiaries have self-insurance programs for coal workers' pneumoconiosis (black lung) liabilities and have established black lung trusts under the provisions of the Internal Revenue Code. The principal purpose of the trusts is to pay federal and state black lung liabilities for miners covered by Company administered self-insured programs. These liabilities are being accrued over the estimated average working life of the subject employees based on annual actuarial calculations. These calculations are based on various assumptions, among which are future benefit levels, mortality, claim frequencies, and discount rates. The Company also maintains escrowed insurance arrangements for certain liabilities not covered by the trusts. The market value of trust assets at December 31, 1994, which are comprised of U.S. Government Notes and Bonds, totaled $43,700,000. These assets are sufficient to fund the related actuarial liability, except for the liability for employees hired in connection with the acquisition of the Mine No. 84 properties (see Note B)

                                      [21]
which amounts to $6,222,000. Funding has ceased until such time as the Company's actuaries determine additional provisions and funding are required.

NOTE I -- INVESTMENTS

     The following is a summary of available-for-sale securities and held-to-maturity securities (in thousands):

                                                   AVAILABLE-FOR-SALE SECURITIES
                                        ---------------------------------------------------
                                                      GROSS          GROSS        ESTIMATED
                                                    UNREALIZED     UNREALIZED       FAIR
                                         COST         GAINS          LOSSES         VALUE
                                        -------     ----------     ----------     ---------
December 31, 1994
U.S. Government and agencies..........  $ 6,591        $ --          $  147        $ 6,444
Corporate.............................   32,141           5             745         31,401
Other debt securities.................      300           2           --               302
                                        -------     ----------     ----------     ---------
  Total debt securities...............   39,032           7             892         38,147
Equities..............................    8,412         630             351          8,691
                                        -------     ----------     ----------     ---------
                                        $47,444        $637          $1,243        $46,838
                                        =======     ========       ========        =======
Schedule of maturities
  One year or less....................  $15,866                                    $15,876
  One year through three years........   16,253                                     15,674
  After three years...................    6,913                                      6,597
                                        -------                                   ---------
                                         39,032                                     38,147
  Equities............................    8,412                                      8,691
                                        -------                                   ---------
                                        $47,444                                    $46,838
                                        =======                                    =======

                                                    HELD-TO-MATURITY SECURITIES
                                        ---------------------------------------------------
                                                      GROSS          GROSS        ESTIMATED
                                                    UNREALIZED     UNREALIZED       FAIR
                                         COST         GAINS          LOSSES         VALUE
                                        -------     ----------     ----------     ---------
December 31, 1994
U.S. Government and agency............  $20,846        $  9           $700         $20,155
Cash equivalents included in
  noncurrent funding..................    7,631       --             --              7,631
                                        -------       -----        ----------     ---------
                                        $28,477        $  9           $700         $27,786
                                        =======     ========       ========        =======
Schedule of maturities
  One year or less....................  $ 1,209                                    $ 1,193
  One year through three years........    5,567                                      5,483
  After three years...................   14,070                                     13,479
                                        -------                                   ---------
                                        $20,846                                    $20,155
                                        =======                                    =======

     The $20,846,000 represents amounts funded for Keystone's workers' compensation and mine closing liabilities. Helvetia historically funded similar liabilities when accrued in accordance with its prior long-term coal sales agreement and classified $15,388,000 in held-to-maturity categories at January 1, 1994. In the process of negotiating the new Homer City Agreement and the termination of deliveries under the prior Homer City Agreement, the restrictions over the use of these held-to-maturity securities was eliminated. Accordingly, the Company determined that its original classification as held-to-maturity made earlier in the year was not appropriate. The effect of the reclassification

                                      [22]
of these funds to available-for-sale was not material to shareholders' equity. Helvetia sold these securities and recorded a loss of $525,000 in December, 1994.

NOTE J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

     Cash and Cash Equivalents -- The carrying amounts reported approximate fair value.

     Investments in Marketable Securities -- Fair values are based on quoted market prices.

     Long-term Debt -- Fair value of debt is based on the borrowing rates for bank loans with similar terms and average maturities.

                                                          CARRYING      FAIR
                                                           VALUE        VALUE
                                                          --------     -------
                                                             (IN THOUSANDS)
    Summary by Balance Sheet caption:
      Cash and cash equivalents.........................  $ 30,656     $30,656
      Investments in marketable
         securities -- available-for-sale...............    46,838      46,838
      Funding for workers'
         compensation -- held-to-maturity...............    19,521      19,045
      Funding for mine closing
         reserves -- held-to-maturity...................     8,956       8,741
      Long-term debt....................................    77,700      76,425

                                      [23]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                        TEN YEAR SELECTED FINANCIAL DATA
           (Amounts expressed in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                       1994         1993         1992
                                                     --------     --------     --------
RESULTS OF OPERATIONS
  Tons of coal produced..........................       4,976        3,218        5,584
  Sales..........................................    $191,991     $153,628     $198,502
  Depreciation, depletion, and amortization......      12,215       10,406       10,967
  Taxes on income................................       1,838        1,502        4,459
  Net income(2)..................................       2,466        7,083       14,190
---------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital................................    $ 50,145     $ 31,025     $ 39,333
  Property, plant, and equipment -- net..........     230,169      183,009      144,974
  Net capital expenditures.......................      58,848       48,213       77,119
  Total assets...................................     410,994      356,884      327,579
  Long-term debt.................................      75,693       29,455       13,203
  Shareholders' equity...........................     207,450      210,794      209,401
---------------------------------------------------------------------------------------
PER SHARE DATA (1)
  Average shares outstanding.....................       3,439        3,441        3,449
  Net income(2)..................................    $    .72     $   2.06     $   4.11
  Cash dividends declared........................        1.50         1.50         1.50
  Book value at year-end.........................       60.33        61.31        60.84

---------------

(1) Adjusted for 10% stock dividends paid annually from 1974 through 1991.

(2) Net income and net income per share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of a change in accounting for income taxes.
--------------------------------------------------------------------------------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     Operating results for 1993 were adversely impacted by a seven-month strike by the United Mine Workers of America. All operations of Helvetia Coal Company and three operations of Keystone Coal Mining Corporation were on strike from May 25 through December 16, 1993 when a new five-year labor agreement was ratified. Although production and sales tonnages for 1994 increased from 1993 amounts, the effect of the strike continued into 1994 by delaying the timely start-up of two new mines, development of new areas in a third mine, and the installation of a portal facility at a third mine. The companies' operations also were adversely affected by high absenteeism and production outages resulting from the lengthy duration of extremely cold weather and heavy snowfall in early 1994. In addition, during 1994 Keystone's production was affected by three major underground conveyor haulage-way roof collapses, a storage bin failure, and delays in receiving three new continuous haulage systems which are being installed in 1995. Keystone's shipments of clean coal in 1994 were substantially lower than forecast and a corresponding build up of raw coal inventory occurred due to problems encountered with modifying its coal cleaning facility. The cleaning plant continued to experience problems in early 1995, and management decided to idle production at

                                      [24]

--------------------------------------------------------------------------------

  1991         1990          1989          1988          1987          1986          1985
--------     ---------     ---------     ---------     ---------     ---------     ---------
   6,550        7,254         6,883         8,370         9,473         9,183         9,184
$311,432     $387,965      $297,260      $375,945      $392,935      $420,217      $404,328
  12,875       14,112        14,150        16,696        16,356        17,012        20,291
   4,633        6,325         8,058         5,196         5,712         6,900         6,024
  16,306       18,505        20,113        15,652        16,559        18,564        18,702
--------------------------------------------------------------------------------------------
$ 71,256     $ 70,447      $ 73,443      $ 88,288      $ 66,427      $ 59,499      $ 60,205
  78,689       95,919       100,112       106,834       123,376       122,649       118,380
  15,524       12,754         7,725         7,118        17,083        21,281        21,867
 302,222      358,117       303,281       302,707       295,022       282,442       265,638
  13,778       20,754        22,039        36,077        44,118        52,462        58,632
 204,195      198,082       187,918       172,198       163,469       150,871       136,698
--------------------------------------------------------------------------------------------
   3,543        3,659         3,711         3,735         3,826         3,843         3,869
$   4.60     $   5.06      $   5.42      $   4.19      $   4.33      $   4.83      $   4.83
    1.36         1.24          1.13          1.02           .93           .85           .77
   58.17        54.69         50.71         46.33         42.88         39.40         35.44

--------------------------------------------------------------------------------

Keystone's six deep mines for approximately five weeks commencing March 11, 1995. With the deep mines idled and the coal cleaning plant continuing to operate, raw coal inventories are expected to decline to more manageable levels. In addition, further modifications to the cleaning plant are being undertaken and are scheduled for completion prior to June 30, 1995. This situation will have a negative impact on results of operations for the first half of 1995.

     Deliveries under the new long-term coal sales agreement to supply the Homer City Station, discussed in Note C to the consolidated financial statements, commenced January 1, 1995. Helvetia closed its Lucerne #8 and Lucerne #9 mines in the fourth quarter of 1994 due to depletion of reserves and is presently developing a new mine. Helvetia was able to reach agreement with the United Mine Workers of America for a new work schedule at its Lucerne #6 mine. Increased productivity, as a result of this new schedule, is essential to reduce costs and to operate profitably under the new coal sales agreement.

     To retire bank debt and to provide funds for capital expenditures and mine development, as discussed in Note I to the consolidated financial statements, Helvetia sold its investment securities in the fourth quarter of 1994 and recorded a pretax loss of $525,000. In prior years, the Company realized net investment gains on marketable securities sales, the proceeds from which provided cash for the purchase and rehabilitation of Mine No. 84.

                                      [25]

     Internally generated funds were utilized for the acquisition of Mine No. 84 and the related coal reserves in December, 1992 and subsequent development of Mine No. 84 through May, 1994 when project financing was closed. As a result, interest and dividend income in 1994 and 1993 were lower than in prior years.

     Selling, general, and administrative expenses and miscellaneous expenses were lower in 1994 than in prior years due to cost reduction programs implemented in 1993, while favorable settlement of prior years' and reductions in current years' state capital stock taxes also resulted in lower selling, general, and administrative expenses in 1994.

     Interest expense was higher in 1994 than in 1993 and 1992 due to: (1) higher prime interest rates; and (2) increased amounts borrowed by Keystone to fund certain receivables, which were deferred during the 1993 strike in accordance with the terms of Keystone's long-term coal supply agreement, and to finance the coal inventory discussed above. Interest on Eighty-Four Mining Company's borrowings are being capitalized as mine development costs.

     As discussed in Note G to the consolidated financial statements, simultaneous with the adoption of FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," in 1993, the Company recorded a charge for the entire past service liability for retiree medical and life insurance benefits for certain operations with limited projected future activity.

     The adoption of FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993, resulted in an increase to net income of $4.7 million which represented the net increase to the deferred income tax asset as of that date. The Company's effective income tax rate was 43% for 1994 compared to 39% in 1993 and 24% in 1992. The increases in these effective income tax rates in 1993 and 1994 result in part from decreases in income before income taxes and its relationship to the temporary differences between financial and income tax reporting created principally by Eighty-Four Mining Company's mine development expenditures and the inability to carryback or carryforward tax deductions in excess of current year income for Pennsylvania income tax purposes. In addition, these excess deductions cannot be offset against state taxable income of other subsidiaries. For federal income tax purposes, these expenditures are being utilized to offset current year income and then carried back to recover taxes paid in prior years. Federal and Pennsylvania deferred tax liabilities are being provided with respect to these expenditures even though no benefit is being realized for Pennsylvania income tax reporting. These higher effective income tax rates are expected to increase and continue through 1996 when Eighty-Four Mining Company's mine development will be substantially completed.

     As discussed in Note B to the consolidated financial statements, rehabilitation and development of Eighty-Four Mining Company's operations, which are expected to more than double the present annual production capacity of the Company, are projected to continue into 1997. Thus, costs incurred net of sales revenue from coal produced incidental to development will continue to be capitalized. Such amounts are projected to total $100 million through 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at December 31, 1994 was $50 million compared to $31 million at December 31, 1993 and $39 million at December 31, 1992. The Company's current ratio (ratio of current assets to current liabilities) was 2.5 to 1 at year end 1994 versus 2.1 to 1 and 2.6 to 1 at year end 1993 and 1992, respectively. The increase in working capital and the current ratio in 1994 is primarily due to: (1) a $12 million increase in Keystone's coal inventory which has been financed with long-term debt; and, (2) a $7 million increase in Helvetia's cash position. Helvetia no longer segregates funding for workers' compensation and mine closing liabilities, which was required under its previous long-term coal sales agreement. At December 31, 1994, approximately $12 million of Helvetia's cash and cash equivalents are included as part of investments in marketable securities, a noncurrent asset category in the Consolidated Balance Sheets,

                                      [26]
since these funds will be utilized for plant and equipment and mine development in 1995. In conjunction with these funding decisions, Helvetia repaid its revolving credit loans and terminated its credit agreement with a commercial bank. The decline in working capital and the lower current ratio in 1993 were due to the utilization of internally generated funds and investment for the rehabilitation and development of Mine No. 84 and the reduction in certain current asset categories due to the strike.

     In order to provide funding for the increase in coal inventory, Keystone amended its line of credit agreement in the fourth quarter of 1994 to increase the amounts available thereunder by $7.5 million. As more fully discussed in Note D to the consolidated financial statements, Keystone had approximately $6.2 million available for borrowing as of December 31, 1994.

     As discussed in Notes B and D to the consolidated financial statements, the Company has contributed equity in the amount of $100 million for the acquisition, rehabilitation, and development of Mine No. 84 and the related coal properties. The long-term debt agreements, which are in place, and the commitment for the lease of the first longwall mining system scheduled for delivery in the third quarter of 1995, make up a substantial portion of the funding requirements to meet the development and operating schedule. Operating leases will be utilized for certain underground mining equipment to be acquired, and a capital lease will be employed for the second longwall mining system scheduled for delivery in 1997. In conjunction with its guarantee of the indebtedness of the Eighty-Four project, the Company and the borrowers, Eighty-Four and Lucerne Land, are subject to numerous financial covenants and restrictions. As a result of the problems encountered at Keystone and the related impact on the Company's consolidated results of operations, the Company obtained waivers for and amendments to certain provisions in the debt agreements. The Company required a waiver from the lenders in order to declare the dividend paid on January 3, 1995. Present projections indicate that the Company will not be able to declare dividends in 1995 equal to previous annual levels without obtaining an additional waiver from the lenders. No assurance can be given that such waivers will be granted in the future.

     Leatherwood, Inc. believes it will receive a permit for a municipal solid waste landfill in western Pennsylvania in the second quarter of 1995. Due to several regulatory and competitive changes which have occurred during the permitting process, a re-evaluation of the project's timing will be undertaken before proceeding with development.

     Until 1997, when the development of Mine No. 84 is scheduled for completion, the Company will focus on existing operations and will not add significantly to its coal reserves or mining operations.

                                      [27]

MARKET AND DIVIDEND INFORMATION

     The following tables show the quarterly cash dividends paid and the range of bid and ask prices of the Company's stock which is traded in the over-the-counter market. The quotations, taken from daily newspapers, represent prices between dealers and do not include retail mark-up, mark-down, or commission and do not necessarily represent actual transactions. On December 31, 1994, the Company had approximately 850 shareholders of record.

                                                           1994
                                 ---------------------------------------------------------
                                               MARKET PRICE                      CASH
                                 ----------------------------------------     DIVIDENDS
           QUARTER               HIGH BID   LOW BID    HIGH ASK   LOW ASK   DECLARED(1)(2)
------------------------------   --------   -------    --------   -------   --------------
First.........................    $38.25    $36.00      $40.75    $37.50        $  .30
Second........................     36.25     34.25       38.50     37.00           .30
Third.........................     35.50     34.00       37.00     36.00           .30
Fourth........................     34.50     34.00       37.00     35.50           .60
                                                                               -------
                                                                                $ 1.50
                                                                            ==============

                                                           1993
                                 ---------------------------------------------------------
                                               MARKET PRICE                      CASH
                                 ----------------------------------------     DIVIDENDS
           QUARTER               HIGH BID   LOW BID    HIGH ASK   LOW ASK    DECLARED(1)
------------------------------   --------   -------    --------   -------   --------------
First.........................    $42.50    $38.00      $44.50    $40.00        $  .30
Second........................     44.00     41.00       45.00     42.50           .30
Third.........................     41.50     41.00       43.75     42.50           .30
Fourth........................     41.00     38.00       43.50     40.75           .60
                                                                               -------
                                                                                $ 1.50
                                                                            ==============

(1) All dividends were declared and paid in the same period shown with the exception of the 60c dividends declared in the fourth quarter of 1994 and 1993 which were paid on January 3, 1995 and January 3, 1994, respectively.

(2) The long-term debt agreements to finance the development of Mine No. 84 limit additional indebtedness, acquisitions, and investments and require that the Company comply with certain other covenants and maintain certain financial ratios. In addition, the Company's ability to declare and pay dividends is dependent on consolidated earnings meeting criteria in the long-term debt agreements. The Company required a waiver from the lenders in order to declare the dividend paid on January 3, 1995. The Company paid a 30 cents per share dividend on March 1, 1995. Future dividends will be dependent on the Company's performance and its ability either to satisfy the applicable criteria in the long-term debt agreements or to obtain a waiver of the dividend restriction. No assurance can be given that such waiver will be granted. In accordance with the subsidiaries' debt agreements, net assets totalling $113,000,000 are restricted from being transferred to the Company.

                                      [28]

                      ROCHESTER & PITTSBURGH COAL COMPANY

                     -------- SALES SUBSIDIARIES ---------

                     UNITED EASTERN COAL SALES CORPORATION

                       CORPORATE AND GENERAL SALES OFFICE

             655 Church Street, Indiana, PA 15701      412/349-6254

                        MARK A. STEFANOV, Vice President

                ROCHESTER & PITTSBURGH COAL CO. (CANADA) LIMITED

                       CORPORATE AND GENERAL SALES OFFICE

      1 City Centre Drive, Mississauga, Ontario L5B 1M2      905/277-2665

                            GARY F. WHITE, President