Form 10-K405, Exhibit 13
period 1995-12-31
ROCHESTER & PITTSBURGH COAL CO
filed 1996-04-12
CIK 84548

                                [ROCHESTER LOGO]

                                                                ANNUAL

                                                                REPORT

                                                               - 1995 -

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

O'DONNELL ISELIN II
  Manager, Finance Staff, Hughes Electronics Corporation

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

                         Auditors -- Ernst & Young LLP

FINANCIAL HIGHLIGHTS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   1995         1994         1993
                                                 --------     --------     --------
FOR THE YEAR
Production Tonnage(1)..........................     4,492        4,976        3,218
Sales Tonnage(1)(2)............................     5,417        5,042        3,435
Sales..........................................  $216,686     $191,991     $153,628
Income (Loss) Before Income Taxes..............  $ (3,872)    $  4,304     $  3,876
Net Income (Loss)(3)...........................  $ (3,535)    $  2,466     $  7,083
Net Income (Loss) Per Share(3).................  $  (1.03)    $    .72     $   2.06
Cash Dividends Per Share.......................  $    .75     $   1.50     $   1.50
Average Shares Outstanding.....................     3,439        3,439        3,441
AT YEAR-END
Long-term Debt.................................  $120,784     $ 75,693     $ 29,455
Shareholders' Equity...........................  $203,114     $207,450     $210,794
Shares Issued and Outstanding..................     3,439        3,439        3,438
Treasury Shares Held...........................       550          550          551
Shareholders' Equity Per Outstanding Share.....  $  59.06     $  60.33     $  61.31

(1) Production tonnage and sales tonnage exclude tons produced by Eighty-Four Mining Company which is in the development stage.

(2) Sales tonnage includes coal purchased from others for resale.

(3) Net Income and Net Income Per Share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of a change in accounting for income taxes.

                         ------------------------------

TO THE SHAREHOLDERS:

     After net losses of $7,720,000 for the first seven months of 1995, the last five months of the year were profitable and the Company ended 1995 with a net loss of $3,535,000 or $1.03 per share compared to a net income of $2,466,000 or 72c per share in 1994.

     Continuing operating problems and lagging productivity improvements at the Keystone and Helvetia subsidiaries were responsible for the poor results. Keystone and Helvetia generated a pretax loss of $8,400,000 and $4,600,000, respectively. Other income of $9,200,000 partially offset these losses.

     During the year, Keystone solved its cleaning plant capacity problems and reduced its inventory of unprocessed coal to a reasonable level. Overall, productivity failed to improve and, unrelated to the operation of the cleaning plant, two Keystone mines, Jane and Margaret #11, incurred losses of approximately $7,600,000. Despite all efforts to improve performance, these operations continued to exhibit no potential for improvement, thus, the decision was made to close these two mines at the end of December. A third marginally profitable mine, Emilie #4, which had its transportation system adversely affected by these closings, also was closed. Keystone's contractual deliveries to the Keystone Generating Station remain unchanged and production from the closed mines will be replaced with raw coal purchased from third party suppliers for processing at Keystone's cleaning plant.

                                       [1]

     The elimination of these high-cost operations will have a positive effect on Keystone's results. In addition to reducing overall costs with competitively priced purchased coal, the production potential of the remaining mines was enhanced with the installation, in March 1996, of one new and two additional continuous haulage units transferred from the closed mines. The remaining operations now have 77% of their mining units equipped with the more productive continuous haulage systems.

     Helvetia's losses were principally due to poor results at its Lucerne #6E mine. Entering into 1995, the profitability of this mine under Helvetia's new fixed-price coal sales agreement was highly dependent on the success of an alternate work schedule. The program was initially promising but had to be canceled due to high weekend absenteeism. Measures have been taken to bolster Helvetia's performance by installing an additional continuous haulage unit at this mine and another mining unit in its Marshall Run mine.

     The Company's Eighty-Four Mining Company subsidiary commenced operation of its first longwall mining unit, as scheduled, in mid-September. The longwall performed well in completing its first two panels, however, due to a combination of adverse mining conditions and problems created by the rapid expansion of the mine, delays have been experienced in achieving the projected continuous mining production levels required for the timely preparation of mining areas for the longwall system. In the fourth quarter of 1995 and in the first quarter of 1996, delays have been experienced in moving the longwall system to new mining areas. Such delays have resulted in increased development costs and lower production tonnage. Due to the lost revenues resulting from these tonnage shortfalls, the Company will be required to commit additional equity and secure additional financing for the project. Measures are being taken which are expected to improve continuous miner performance and no additional longwall mining delays are anticipated for the remainder of 1996. Installation of the second longwall mining unit continues to be scheduled for 1997.

     Mine No. 84 was issued an amended Coal Mining Activity Permit by the Pennsylvania Department of Environmental Protection in September 1995. This permit approved the mining plan and sets forth requirements for protection of surface structures and facilities. Litigation challenging the permit is being pursued by a local citizens' group, a local municipality, and the local gas and water utilities. The Company believes that the appeals will be denied.

     In 1995, twelve customers, consisting of ten electric utilities and two steel companies, purchased the entire output of Mine No. 84. Three multi-year sales contracts are now in place and additional sales for 1996 have been finalized with eight other customers. Mine No. 84 will ship its first export order in 1996. The electric utility industry continues to prepare for deregulation through internal restructuring, mergers and other cost cutting measures. This has presented an opportunity for Mine No. 84 to enter into discussions with select utilities to form strategic alliances for long-term coal supply relationships.

     Marketing of Mine No. 84 production is progressing and, because the severe winter had the effect of increasing utility coal requirements, coal supply and demand in our markets are currently well balanced. In 1995, the electric utilities substantially over complied with the sulfur dioxide emission limits established by the 1990 Amendments to the Clean Air Act. This has created an over-supply of emission allowances which the utilities have available to sell to other utilities or retain for their own use. As a result, emission allowance prices have declined substantially and utilities have been able to combine these lower priced allowances with higher sulfur coal and narrow the price differential with lower sulfur coal.

     Market prices have remained relatively flat. In the industry's very competitive atmosphere, Mine No. 84's premium quality coal is a significant advantage but efficient mining and productivity must be continually sustained and improved in order to capitalize on that advantage.

                                       [2]

     In May 1995, the Company's subsidiary, Leatherwood, Inc., received a permit to operate a 1,500 ton-per-day municipal solid waste landfill in western Pennsylvania. The local authorities are appealing issuance of the permit. We believe the appeals will be denied. The permit meets and/or exceeds all state and federal requirements.

     The actions taken during the past year have better positioned the Company for improved performance. The painful issues of closing three mines, restructuring management and reducing overhead were dealt with objectively and forthrightly by your management. We are squarely focused on our efforts to stabilize and improve financial results for the growth of shareholder value and the restoration of previous dividend distribution levels to shareholders.

     We are pleased to report that, on February 21, 1996, the Company completed the sale of property on which are located two refuse piles. The sale price, after allowing for certain adjustments and contingencies, yielded approximately $6.5 million.

     In closing, we wish to express our deep appreciation to Norman S. Smith, Professor Emeritus of Mining Engineering, University of Missouri-Rolla, who, upon his retirement from teaching, resigned as a Director after sixteen years of service. His thoughtful counsel during these years was of great benefit.

                                  Submitted on behalf of the Board of Directors,

                                                           Thomas W. Garges, Jr.
                                                                   President and
                                                         Chief Executive Officer

Indiana, Pennsylvania
March 28, 1996
                         ------------------------------
THE COMPANY

     Founded in 1881, Rochester & Pittsburgh Coal Company was formally incorporated in Pennsylvania under its present name in 1927. The Company has been engaged in the mining of bituminous coal in western Pennsylvania since 1882. The main office of the Company is located in Indiana, Pennsylvania. On December 31, 1995, the Company had approximately 750 shareholders of record and, including its subsidiaries, had 1,670 employees. The Company controlled estimated raw recoverable reserves of 711,000,000 tons at year-end. A description of the Company's major subsidiaries is provided below.

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

     In 1995, Keystone Coal Mining Corporation delivered 3,500,000 tons of coal to the Keystone Station from its six deep mines and other sources, compared to 2,906,000 tons in 1994.

     The coal deliveries were made pursuant to the 1991 Keystone Coal Supply Agreement, which became effective January 1, 1991, and has a term of fourteen years. This agreement, which extended, amended, and restated the previous coal sales agreement in effect since 1972, calls for deliveries of

                                       [3]

3,250,000 tons plus or minus 250,000 tons from 1993 through 1999. Deliveries are scheduled to be 3,250,000 tons in 1996. In the event the parties do not negotiate a further extension, deliveries will gradually decrease during the years 2000 through 2004 with a maximum delivery of 6,500,000 tons during that five-year period.

HELVETIA COAL COMPANY

     Helvetia Coal Company supplies bituminous coal to the Homer City Steam Electric Station located near Homer City, Indiana County, Pennsylvania. This Station, having a nameplate capacity of 2 million kilowatts, is owned jointly by New York State Electric & Gas Corporation and Pennsylvania Electric Company.

     Helvetia's mines delivered 1,600,000 tons to the Homer City Station in 1995 compared to 1,814,000 tons delivered in 1994. Helvetia and the Homer City Station Owners entered into agreements to terminate deliveries under the prior cost-plus agreement and to provide for deliveries after January 1, 1995 under the terms of a new, base-price plus escalation agreement. The 1995 coal sales agreement provides for Helvetia to deliver in excess of 14,000,000 tons through 2003 at an initial rate of 1,800,000 tons per year. Under certain circumstances, the agreement may be terminated earlier by either party under hardship provisions. In addition, the Station Owners may terminate the agreement for their convenience but would in that event have to make certain payments to Helvetia. It is estimated that Helvetia will supply approximately 1,800,000 tons in 1996.

EIGHTY-FOUR MINING COMPANY

     Eighty-Four Mining Company was created in 1992 when it purchased Mine No. 84 and certain properties from Bethlehem Steel Corporation and its BethEnergy Mines Inc. subsidiary. The mine is presently in the development stage. At projected full production capacity, which is scheduled to be attained in 1997, this mine will produce approximately 7 million tons annually of high quality steam and metallurgical coal utilizing two modern longwall mining units.

UNITED EASTERN COAL SALES CORPORATION

     United Eastern Coal Sales Corporation, which has its corporate sales office in Indiana, Pennsylvania, serves as sales agent for the Company as well as for other producers in the domestic and export markets.

ROCHESTER & PITTSBURGH COAL CO. (CANADA) LIMITED

     This Company is engaged primarily in the sale of coal in Canada. Its main office is located in Toronto. A subsidiary company, Cargo Dockers Limited, manages a dock at Bowmanville, Ontario.

DIVIDENDS

     The long-term debt agreements to finance the development of Mine No. 84 contain restrictions with respect to the payment of dividends by the Company. The Company's ability to declare and pay dividends, without a waiver from the lenders, is dependent on consolidated earnings meeting criteria in the long-term debt agreements. The Company required a waiver from the lenders for the declared dividends in 1995. Future dividends will be dependent on the Company's performance and its ability to satisfy the applicable criteria in the long-term debt agreements or to obtain a waiver of the dividend restriction. No assurance can be given that such waiver will be granted.

                                       [4]

- --------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
       ------------------------------------------------------------------

To the Shareholders
ROCHESTER & PITTSBURGH COAL COMPANY
Indiana, Pennsylvania

     We have audited the consolidated balance sheets of Rochester & Pittsburgh Coal Company and subsidiaries as of December 31, 1995, 1994, and 1993, and the related statements of consolidated income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rochester & Pittsburgh Coal Company and subsidiaries at December 31, 1995, 1994, and 1993, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     As discussed in Notes A and F, the Company changed its method of accounting for investments in 1994 and income taxes in 1993.

Pittsburgh, Pennsylvania
March 8, 1996 except for the Eighty-Four and Lucerne Land section of Note D, as to which the date is April 12, 1996.

                                       [5]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                     ASSETS

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1995        1994        1993
                                                   --------    --------    --------
CURRENT ASSETS
  Cash and cash equivalents -- Note J............  $ 27,437    $ 30,656    $ 23,737
  Short-term investments -- Notes I and J........     2,645       --          --
  Receivables....................................    29,576      25,213      20,704
  Coal inventories...............................     6,128      15,096       2,919
  Mine supply inventories........................     1,532       1,819       2,263
  Income taxes receivable........................     1,819       4,013       4,466
  Prepaid expenses and other current assets......     4,267       4,347       2,958
  Deferred income taxes..........................     2,166       1,632       1,822
                                                   --------    --------    --------
           TOTAL CURRENT ASSETS..................    75,570      82,776      58,869
OTHER ASSETS
  Investments in marketable securities -- Notes
     D, I, and J.................................    33,454      46,838      42,731
  Funding for -- Notes G, H, I, and J:
     Workers' compensation benefits..............    16,915      19,521      25,246
     Mine closing reserves.......................    10,271       8,956      16,655
     Other postretirement benefits...............    10,956       --          --
  Noncurrent receivables.........................     --          --          6,710
  Deferred income taxes..........................     7,712       7,211      10,257
  Prepaid royalties..............................     6,323       6,322       6,394
  Miscellaneous..................................     7,843       9,201       7,013
                                                   --------    --------    --------
                                                     93,474      98,049     115,006
PROPERTY, PLANT, AND EQUIPMENT -- NOTES B AND D
  Coal and surface lands.........................    87,638      87,503      87,408
  Plant and equipment............................   294,815     239,642     207,244
  Mine development...............................   108,720      53,038      23,141
  Construction in progress.......................    20,452      24,779      24,774
                                                   --------    --------    --------
                                                    511,625     404,962     342,567
  Less allowances for depreciation, depletion,
     and amortization............................   189,262     174,793     159,558
                                                   --------    --------    --------
                                                    322,363     230,169     183,009
                                                   --------    --------    --------
                                                   $491,407    $410,994    $356,884
                                                   ========    ========    ========

                                       [6]

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                             DECEMBER 31
                                                   --------------------------------
                                                     1995        1994        1993
                                                   --------    --------    --------
CURRENT LIABILITIES
  Accounts payable...............................  $ 14,809    $ 17,077    $ 11,682
  Accrued payrolls and related expenses..........     9,823       7,283       7,209
  Other accrued liabilities......................     5,939       4,201       4,518
  Dividends payable..............................       516       2,063       2,063
  Current maturities of long-term debt...........     2,514       2,007       2,372
                                                   --------    --------    --------
           TOTAL CURRENT LIABILITIES.............    33,601      32,631      27,844
OTHER LIABILITIES
  Workers' compensation benefits -- Note H.......    40,292      39,965      37,433
  Mine closing reserves -- Note H................    23,153      19,818      18,156
  Other postretirement benefits -- Note G........    46,458      20,586      20,500
  Black lung benefits -- Note H..................    11,348       6,222       5,862
  Deferred income taxes..........................     8,169       4,542       2,511
  Miscellaneous..................................     4,488       4,087       4,329
                                                   --------    --------    --------
                                                    133,908      95,220      88,791
LONG-TERM DEBT (less current maturities) -- Notes
  B, D, and J....................................   120,784      75,693      29,455
LONG-TERM AGREEMENTS -- Note C
COMMITMENTS -- Notes B and D
SHAREHOLDERS' EQUITY -- Note C
  Common stock, no par value (stated value
     $15) -- authorized 5,000,000 shares, issued
     3,989,121 shares............................    59,837      59,837      59,837
  Capital in excess of stated value..............   133,162     133,170     133,176
  Retained earnings..............................    38,007      42,360      45,723
                                                   --------    --------    --------
                                                    231,006     235,367     238,736
  Less treasury stock at cost -- 549,846;
     550,346; and 550,846 shares.................    27,892      27,917      27,942
                                                   --------    --------    --------
                                                    203,114     207,450     210,794
                                                   --------    --------    --------
                                                   $491,407    $410,994    $356,884
                                                   ========    ========    ========

                See notes to consolidated financial statements.

                                       [7]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

        (Dollars in thousands, except those stated on a per share basis)

                                                      YEARS ENDED DECEMBER 31
                                                 ----------------------------------
                                                   1995         1994         1993
                                                 --------     --------     --------
SALES -- NOTE C...............................   $216,686     $191,991     $153,628
OTHER INCOME
  Interest and dividends......................      3,917        2,852        4,450
  Net investment gains (losses)...............      1,262         (361)       1,850
  Miscellaneous...............................      4,014        2,291        2,013
                                                 --------     --------     --------
                                                  225,879      196,773      161,941
COSTS AND EXPENSES
  Cost of sales -- Note C.....................    205,283      171,038      134,390
  Depreciation, depletion, and amortization...     13,285       12,215       10,406
  Selling, general, and administrative........      6,321        5,561        7,930
  Interest -- Note D..........................      3,238        2,480        1,167
  Miscellaneous...............................      1,624        1,175        1,494
  Postretirement benefit costs for certain
     operations -- Note G.....................      --           --           2,678
                                                 --------     --------     --------
                                                  229,751      192,469      158,065
                                                 --------     --------     --------
INCOME (LOSS) BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  FOR INCOME TAXES............................     (3,872)       4,304        3,876
PROVISION (CREDIT) FOR INCOME TAXES -- NOTE
  F...........................................       (337)       1,838        1,502
                                                 --------     --------     --------
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING FOR INCOME TAXES.......     (3,535)       2,466        2,374
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES -- NOTE F....      --           --           4,709
                                                 --------     --------     --------
NET INCOME (LOSS).............................   $ (3,535)    $  2,466     $  7,083
                                                 ========     ========     ========
INCOME (LOSS) PER SHARE:
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING FOR INCOME TAXES.......   $  (1.03)    $    .72     $    .69
CUMULATIVE EFFECT TO JANUARY 1, 1993 OF CHANGE
  IN ACCOUNTING FOR INCOME TAXES..............      --           --            1.37
                                                 --------     --------     --------
NET INCOME (LOSS) PER SHARE...................   $  (1.03)    $    .72     $   2.06
                                                 ========     ========     ========

                See notes to consolidated financial statements.

                                       [8]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

        (Dollars in thousands, except those stated on a per share basis)

                                                    CAPITAL IN
                                       COMMON       EXCESS OF       RETAINED      TREASURY
                                        STOCK      STATED VALUE     EARNINGS       STOCK
                                       -------     ------------     ---------     --------
Balance at January 1, 1993...........  $59,837       $133,195        $ 44,176     $ 27,807
  Net income for the year............                                   7,083
  Treasury stock:
     Issued..........................                     (19)                         (86)
     Purchased.......................                                                  221
  Cash dividends -- $1.50 per
     share...........................                                  (5,161)
  Foreign currency translation
     loss............................                                    (375)
                                       -------       --------         -------      -------
Balance at December 31, 1993.........   59,837        133,176          45,723       27,942
  Net income for the year............                                   2,466
  Treasury stock:
     Issued..........................                      (6)                         (25)
  Cash dividends -- $1.50 per
     share...........................                                  (5,158)
  Adjustment to January 1, 1994
     balance for change in accounting
     for net unrealized securities
     gains, net of income taxes
     of $619.........................                                   1,081
  Change for the year in net
     unrealized securities losses,
     net of income tax benefit of
     $826............................                                  (1,480)
  Foreign currency translation
     loss............................                                    (272)
                                       -------       --------         -------      -------
Balance at December 31, 1994.........   59,837        133,170          42,360       27,917
  Net loss for the year..............                                  (3,535)
  Treasury stock:
     Issued..........................                      (8)                         (25)
  Cash dividends -- $.75 per share...                                  (2,579)
  Change for the year in net
     unrealized securities gains, net
     of income taxes of $878.........                                   1,701
  Foreign currency translation
     gain............................                                      60
                                       -------       --------         -------      -------
Balance at December 31, 1995.........  $59,837       $133,162        $ 38,007     $ 27,892
                                       =======       ========         =======      =======

                See notes to consolidated financial statements.

                                       [9]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                             (Dollars in thousands)

                                                     YEARS ENDED DECEMBER 31
                                               ------------------------------------
                                                 1995          1994          1993
                                               ---------     ---------     --------
OPERATING ACTIVITIES
  Net income (loss)........................... $  (3,535)    $   2,466     $  7,083
  Adjustments to reconcile net income (loss)
     to net cash provided by operating
     activities:
        Depreciation, depletion, and
           amortization.......................    13,285        12,215       10,406
        Deferred income taxes.................     1,713         5,476        4,382
        Cumulative effect of change in
           accounting for income taxes........        --            --       (4,709)
        Gain on investment activity...........    (1,523)         (775)      (2,480)
        Loss on investment activity...........       261         1,136          630
        Gain on sale of property, plant, and
           equipment..........................    (2,164)         (746)        (264)
        Change in certain assets and
           liabilities (using) or providing
           cash:
             Receivables......................    (4,363)        2,201       (5,200)
             Inventories......................     9,255       (11,733)         999
             Income taxes receivable..........     2,194            --           --
             Workers' compensation benefits
                and funding...................     4,471          (662)       1,104
             Mine closing reserves and
                funding.......................     2,267         2,214         (111)
             Other postretirement benefits and
                funding.......................     2,854            86        1,978
             Accounts payable.................    (2,268)        5,395          410
             Accrued liabilities..............     4,278          (243)       1,542
             Other............................       890        (1,186)      (2,721)
                                               ---------     ---------     --------
        NET CASH PROVIDED BY OPERATING
           ACTIVITIES.........................    27,615        15,844       13,049
                                               ---------     ---------     --------
INVESTING ACTIVITIES
  Proceeds from available-for-sale
     securities...............................    35,604        43,860           --
  Proceeds from investments...................        --            --       84,966
  Acquisition of available-for-sale
     securities...............................   (22,001)      (32,868)          --
  Acquisition of investments..................        --            --      (69,116)
  Acquisition and development of property,
     plant, and equipment.....................   (72,223)      (60,815)     (46,146)
  Other.......................................     3,261         2,713          923
                                               ---------     ---------     --------
        NET CASH USED IN INVESTING
           ACTIVITIES.........................   (55,359)      (47,110)     (29,373)
                                               ---------     ---------     --------
FINANCING ACTIVITIES
  Proceeds from borrowings....................   151,790       174,025       93,725
  Payments on borrowings......................  (123,156)     (128,512)     (76,616)
  Cash dividends paid.........................    (4,126)       (5,158)      (5,161)
  Issuance (acquisition) of treasury
     stock -- net.............................        17            19         (154)
  Debt issue costs............................        --        (2,189)          --
                                               ---------     ---------     --------
        NET CASH PROVIDED BY FINANCING
           ACTIVITIES.........................    24,525        38,185       11,794
                                               ---------     ---------     --------
        INCREASE (DECREASE) IN CASH AND CASH
           EQUIVALENTS........................    (3,219)        6,919       (4,530)
  Cash and cash equivalents at beginning of
     year.....................................    30,656        23,737       28,267
                                               ---------     ---------     --------
        CASH AND CASH EQUIVALENTS AT END
           OF YEAR............................ $  27,437     $  30,656     $ 23,737
                                               =========     =========     ========

                See notes to consolidated financial statements.

                                      [10]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               December 31, 1995

NOTE A -- OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

     Operations -- Rochester & Pittsburgh Coal Company and its subsidiaries are principally engaged in the deep mining of bituminous steam coal for sale to electric generating plants located adjacent to or near its mines. Substantially all of these sales are made pursuant to long-term coal supply contracts. In 1992, through its subsidiaries, the Company acquired coal properties and an underground coal mine in southwest Pennsylvania. Development work continued at this mine in 1995. When such work is completed, which is anticipated in 1997, the Company will be engaged, as a material portion of its planned operations, in the general eastern utility coal market in addition to the market described above.

     A substantial portion of the employees of the Company's operating subsidiaries are covered by the National Bituminous Coal Wage Agreement of 1993 (the "1993 Agreement") with the United Mine Workers of America (UMWA) which terminates on August 1, 1998. The 1993 Agreement may be reopened in certain circumstances by either party in 1996 and 1997.

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

     Investments -- The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (FASB 115) for investments held as of January 1, 1994 and acquired thereafter. Upon adoption, shareholders' equity was increased by $1,081,000 (net of $619,000 in deferred income taxes) to reflect the net unrealized holding gains on securities classified as available-for-sale previously carried at the lower of amortized cost or market.

     The appropriate classification of securities is determined at the time of purchase. Marketable equity securities and debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value based on quoted market prices, with the unrealized gains and losses, net of tax, reported in a component of retained earnings. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts. Realized gains and losses, determined using specific cost identification, and declines in the value of held-to-maturity and available-for-sale securities determined to be other-than-temporary are included in investment income.

     As permitted by the Financial Accounting Standards Board, the Company has reassessed the appropriateness of the classification of securities which comprise funding for workers' compensation benefits and mine closing reserves. These securities had been classified as held-to-maturity. In order to provide flexibility for the Company to manage these securities more actively, these securities were reclassified to available-for-sale in November 1995. At the date of transfer, the amortized cost of those securities was $21,534,000 and the unrealized gain on those securities was $676,264, which was included in shareholders' equity. Upon reclassification, all of the Company's securities are classified as available-for-sale.

     Inventories -- Inventories are carried at the lower of average cost or market.

                                      [11]

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

     Income Taxes -- Deferred income taxes are provided for temporary differences between financial and tax accounting relating principally to depreciation, mine development, other postretirement benefits, pension, vacation pay, self-insurance costs, and for carryforwards of alternative minimum tax and net operating losses.

     Foreign Currency Translation -- The Canadian subsidiary's balance sheet accounts are translated at the year-end exchange rate and the resulting adjustment is made directly to retained earnings. Income statement items are translated at the average exchange rate for the year. Gains or losses resulting from foreign currency transactions, which are not material, are reported in income. As of December 31, 1995, accumulated foreign currency translation losses charged to retained earnings amounted to $1,012,000.

     Per Share Amounts -- Per share computations are based on the average number of shares of common stock outstanding during the respective years.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Newly Issued Accounting Statements -- In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " (FASB 121), was issued which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt FASB 121 in the first quarter of 1996 and, based on current circumstances and estimates, does not believe the effect of adoption will be material.

NOTE B -- ACQUISITION AND DEVELOPMENT OF MINING ASSETS

     In December 1992, the Company, through its wholly owned subsidiaries Eighty-Four Mining Company (Eighty-Four) and Lucerne Land Company (Lucerne
Land), acquired Mine No. 84 and approximately 175,000,000 tons of coal reserves in Washington County, Pennsylvania.

     The mine was idled in February 1993 for the installation of an underground coal haulage belt conveyor system. In addition, surface handling and preparation facilities are being upgraded to process the planned annual production of approximately 6.6 million tons. This rate of production is scheduled to be achieved in 1997 when the second longwall system is operational. Development mining commenced in the second quarter of 1994 to prepare for the first longwall system which became operational in the third quarter of 1995. (The costs of rehabilitating and developing these facilities in 1995 and cumulatively, amounted to $55,682,000 and $108,720,000, respectively, exclusive of expenditures for plant and equipment of $40,686,000 and $78,198,000, respectively.) Eighty-Four has obtained the necessary permits to develop and operate the mine as planned. However, these permits have been appealed by certain parties. The Company believes that the issuance of these permits will be upheld. However, in the event the appealing parties were to prevail with respect to material provisions of the permits, it could have an adverse financial effect on the Company.

                                      [12]

     The Company has made an equity investment of $100,000,000 in this project. Long-term debt and equipment leases are being utilized to provide remaining funding requirements. As discussed more fully in Note D, updated projections indicate that additional funding will be required in 1996.

     Since Eighty-Four anticipates being in the development stage into 1997, costs of development net of sales revenue from coal produced incidental to development are and will continue to be capitalized. Accordingly, the accompanying Statements of Consolidated Income exclude all revenues and expenses pertaining to the development of this operation. These capitalized development costs will be amortized over the life of the mine and operating results will be included in consolidated results of operations when full production capacity is achieved.

NOTE C -- LONG-TERM COAL SALES AGREEMENTS

     Two of the Company's subsidiaries have long-term contracts to supply coal to two mine-mouth electric generating stations, as follows: Keystone Coal Mining Corporation to the Keystone Steam Electric Station under the Keystone Coal Supply Agreement (Keystone, Keystone Station, and Keystone Agreement) and Helvetia Coal Company to the Homer City Steam Electric Station under the Homer City Coal Sales Agreement for deliveries through 1994 and the 1995 Coal Sales Agreement for deliveries commencing January 1, 1995 (Helvetia, Homer City Station, Prior Homer City Agreement, and 1995 Homer City Agreement). Exclusive of Eighty-Four's reserves, a substantial portion of the Company's remaining coal reserves is dedicated to the production of coal for such agreements.

     Keystone -- Under the terms of the Keystone Agreement, the price of coal sold is based on the cost of production plus profit, subject to an annual price cap which, if exceeded, can result in losses. Profitability also depends on the quality of the coal sold, and the ability to control costs of production. Certain funds generated by Keystone must be utilized within the operations covered by the Keystone Agreement. The agreement, as well as debt agreements of Keystone, includes certain restrictions on its net book value. Also, if Keystone is in default under its loan agreements or the Keystone Agreement, the Keystone Station Owners have an option to acquire Keystone at its net book value and to lease the related coal and surface lands. In 1995, Keystone's costs exceeded the price cap which resulted in losses before income taxes of $8,432,000 and a net loss of $5,045,000. Keystone sales were $141,692,000, $109,971,000, and
$100,644,000, for 1995, 1994, and 1993, respectively. At December 31, 1995,
Keystone's net book value was $14,334,000.

     On December 27, 1995, Keystone permanently closed its Jane, Emilie #4, and Margaret #11 mines due to their continuing low productivity, high costs, and resulting losses. Production from these mines will be replaced with raw coal to be purchased from third party suppliers at competitive prices for processing at Keystone's cleaning plant. Approximately $12 million in estimated costs associated with these mine closings were accrued in 1995. Revenues increased by a similar amount as such costs are recoverable under terms of the Keystone Agreement.

     Helvetia -- In November 1994, the 1995 Homer City Agreement was signed to provide for deliveries in excess of 14 million tons from January 1, 1995 through 2003 at an initial rate of 1.8 million tons per year. The price to be paid by the Homer City Station is a base-price with escalation and adjustment based on quality of the coal delivered which replaced the "cost-plus" pricing arrangement under the prior contract. The 1995 Homer City Agreement also provides for early termination by either party under hardship provisions and further allows the Homer City Station Owners to terminate the agreement for their convenience, in which event they would have to make certain payments to Helvetia.

     In addition, the Prior Homer City Agreement was amended in November 1994 to provide for the payment to Helvetia by the Homer City Station Owners for certain costs including those for past service postretirement benefits not paid pursuant to deliveries under that agreement. In addition, the Homer City Station Owners' option to acquire Helvetia's assets at net book value was terminated.

                                      [13]

Sales to the Homer City Station were $56,701,000 in 1995, $63,803,000 in 1994, and $40,449,000 in 1993.

NOTE D -- LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                 1995        1994        1993
                                               --------     -------     -------
                                               (IN THOUSANDS)
    Keystone:
      Revolving credit note..................  $ 25,000     $30,000     $24,500
      Line of credit note....................    10,000      10,725       --
      Term note..............................       640       1,280       1,920
    Eighty-Four and Lucerne Land:
      Revolving credit notes.................    36,000       --          --
      Senior fixed rate construction notes...    35,000      35,000       --
      Capitalized lease obligations..........    16,658         360       --
    Helvetia:
      Revolving credit note and term note....     --          --          4,585
      Capitalized lease obligations..........     --            335         822
                                               --------     -------     -------
                                                123,298      77,700      31,827
    Less current maturities..................     2,514       2,007       2,372
                                               --------     -------     -------
                                               $120,784     $75,693     $29,455
                                               ========     =======     =======

     Interest paid (net of capitalized interest) in 1995, 1994, and 1993 was $3,712,000, $1,879,000, and $1,103,000, respectively. Aggregate maturities on long-term debt outstanding at December 31, 1995 for the next five years are as follows: 1996 -- $2,514,000; 1997 -- $7,130,000; 1998 -- $31,230,000;
1999 -- $34,278,000; and 2000 -- $17,159,000.

     The amount of subsidiaries' net assets which are restricted from being transferred to the Company under these debt agreements totals $105,900,000.

     Keystone -- Keystone has a revolving credit agreement with two commercial banks with maximum borrowings thereunder of $30,000,000. The agreement was amended in March 1996 to extend the expiration date from December 31, 1998 to December 31, 2000 with mandatory reductions in the amount available of $5,000,000 each in 1996, 1997, and 1998 and $7,500,000 each in 1999 and 2000.
Keystone's line of credit was also extended from March 31, 1996 to March 31, 1998, and the amount available was increased to $17,500,000 subject to quarterly decreases of $2,500,000 in the amount available to $10,000,000 at December 31, 1996. Accordingly, the amount outstanding at December 31, 1995 has been reclassified as noncurrent. The weighted-average interest rates on borrowings on the line of credit were 9.2% in 1995, 8.2% in 1994, and 6% in 1993.

     These credit facilities provide for a commitment fee of 1/4 of 1% per annum and interest at the prime rate (8.5% at December 31, 1995). Keystone, at its option, can elect under the amended agreement to lock in interest at LIBOR rates plus 1.5% for specified periods of time. Keystone elected a similar option to lock in an interest rate on the entire outstanding balance at various times during 1995 (7.43% at December 31, 1995). The noncurrent funding for workers' compensation and mine closing obligations has been pledged to secure these borrowings.

     Eighty-Four and Lucerne Land -- Eighty-Four and Lucerne Land have a credit agreement with four banks to provide for revolving credit notes totaling $50,000,000 and a note agreement with institutional lenders to provide for $35,000,000 in senior fixed rate construction notes in order to finance the project costs of rehabilitating, constructing, and developing Mine No. 84.

     The notes are secured by all of the properties of Eighty-Four and Lucerne Land and investment securities of the Company having a market value of $25,000,000. Eighty-Four, Lucerne Land, and the

                                      [14]

Company, as guarantor, are subject to various financial covenants and restrictions regarding acquisitions, earnings, cash flows, financial position, and dividends. During 1995, the Company did not meet certain of these covenants. The banks and institutional lenders agreed to certain amendments to the note agreements and granted waivers during 1995, including a waiver permitting the Company to declare the dividends paid in 1995 and on January 2, 1996. Updated projections for development operations indicate that the Company will not be able to comply with certain development operations and cash flow covenant requirements during 1996. On April 12, 1996, the banks and institutional lenders approved additional amendments to the note agreements which modified certain provisions in order to eliminate the projected noncompliance with certain covenants for 1996. The updated projections and agreements with the banks and institutional lenders will require additional funding for Eighty-Four of approximately $30,000,000. The Company will use internally generated funds to make an equity contribution and temporary loans in order to meet approximately $18 million of this requirement. Eighty-Four plans to secure additional permanent financing later in 1996.

     The revolving credit notes provide for quarterly mandatory reductions in available borrowings of $5,500,000 beginning December 31, 1997 through September 30, 1999, with the final payment due on December 31, 1999. The revolving credit notes provide for interest based on the prime rate plus an amount up to .75%, or at the option of Eighty-Four and Lucerne Land on the LIBOR rate plus an amount from 1.75% to 2.5%. In addition, commitment fees of .375% to .5% per annum are payable on the unused portion of the commitment. Of the $36,000,000 outstanding under the revolving credit notes at December 31, 1995, $32,500,000 is subject to LIBOR based rates ranging from 8.06% to 8.38% for periods of one to six months and $3,500,000 is subject to the prime based rate of 9.25% at December 31, 1995.

     Borrowings under the senior fixed rate construction notes are subject to interest at a fixed rate of 10.37%. These notes will convert to term notes by September 30, 1997 and will be payable at $750,000 per quarter in 1999 and $2,000,000 per quarter in 2000 through 2003. Interest would be increased in the event of default.

     In 1995, Eighty-Four entered into a capitalized lease agreement for the first longwall mining system having a value of $16,963,000 with payments commencing in August 1995 and continuing through October 2003. Effective interest rates range from 7.05% to 7.66%. The agreement includes buyout options during and at the end of the lease term. Future minimum lease payments are $21,783,000 including imputed interest of $5,177,000. These payments for the next five years are as follows: 1996 -- $2,982,000; 1997 -- $3,147,000;
1998 -- $2,882,000; 1999 -- $1,961,000; and 2000 -- $2,233,000. Accumulated
depreciation of this equipment amounted to $827,000 at December 31, 1995.

     Interest expense on the capitalized leases and the notes, including amortization of debt issuance costs using the interest method, amounted to $5,965,000 in 1995 and $1,851,000 in 1994 and is being capitalized as a part of the mine development costs.

NOTE E -- OPERATING LEASES

     The Company's deep mining subsidiaries are parties to operating lease agreements for mining equipment. Rental expense under these leases was $8,177,000 in 1995 including $1,217,000 which was capitalized as mine development, $7,597,000 in 1994 including $118,000 which was capitalized as mine development, and $7,437,000 in 1993 including $471,000 which was capitalized as mine development. Aggregate remaining rental payments on these leases are $19,645,000 with the following minimum rentals over the next five years:
1996 -- $5,883,000; 1997 and 1998 -- $4,590,000; 1999 -- $3,494,000; and
2000 -- $1,088,000.

                                      [15]

NOTE F -- INCOME TAXES

     Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FASB
109). The cumulative effect of adopting this standard as of January 1, 1993 was to increase net income by $4,709,000, which represents the net increase to the deferred income tax asset as of that date.

     The provision (credit) for income taxes consists of the following for the years ended December 31:

                                                     1995        1994        1993
                                                    -------     -------     -------
                                                            (IN THOUSANDS)
Provision (credit) for income taxes:
  Current:
     Federal......................................  $(3,146)    $(4,281)    $(3,302)
     State........................................      524          (9)       (139)
     Canadian.....................................      572         652         561
                                                    -------     -------     -------
                                                     (2,050)     (3,638)     (2,880)
                                                    -------     -------     -------
  Deferred:
     Federal......................................   (2,407)      2,304       1,400
     State........................................    4,122       3,187       3,021
     Canadian.....................................       (2)        (15)        (39)
                                                    -------     -------     -------
                                                      1,713       5,476       4,382
                                                    -------     -------     -------
                                                    $  (337)    $ 1,838     $ 1,502
                                                    =======     =======     =======

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance has been recognized due to the effects of statutory depletion and limited state operating loss utilization on certain of the Company's operations. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

                                                     1995      1994      1993
                                                    -------   -------   -------
                                                          (IN THOUSANDS)
    Deferred tax assets:
      Self-insurance..............................  $17,721   $17,735   $17,272
      Other postretirement benefits...............   26,961     8,931    10,472
      Alternative minimum tax.....................    5,696     8,785     4,800
      Net operating loss
         (begins to expire in 2009)...............   16,154     3,875     --
      Vacation pay................................    1,679     1,632     1,956
      Black lung..................................    2,604       639     1,102
      Other deferred tax assets...................    2,693     1,923     --
                                                    -------   -------   -------
                                                     73,508    43,520    35,602
      Valuation allowance.........................   (6,585)   (4,108)   (4,498)
                                                    -------   -------   -------
         Total deferred tax assets................   66,923    39,412    31,104
    Deferred tax liabilities:
      Depreciation and related charges............   59,840    31,295    19,226
      Pension.....................................    1,570     1,032       925
      Intangible drilling costs...................      817       881       877
      Unrealized securities gains.................      671     --        --
      Other deferred tax liabilities..............    2,316     1,903       508
                                                    -------   -------   -------
         Total deferred tax liabilities...........   65,214    35,111    21,536
                                                    -------   -------   -------
         Net deferred tax assets..................  $ 1,709   $ 4,301   $ 9,568
                                                    =======   =======   =======

                                      [16]

     Income (loss) before income taxes includes income (losses) attributable to United States operations of $(5,140,000) in 1995, $2,852,000 in 1994 and $2,666,000 in 1993 and income attributable to Canadian operations of $1,268,000 in 1995, $1,452,000 in 1994, and $1,210,000 in 1993.

     The reconciliations between income tax expense (credit) and the amount computed by applying the statutory U.S. income tax rate to income (loss) before income taxes are as follows for the years ended December 31:

                                                          1995      1994      1993
                                                          -----     -----     -----
Tax at U.S. statutory rates.............................  (35.0)%    35.0%     34.0%
Increase (decrease) resulting from:
  State taxes, net of federal benefits..................   76.8      45.9      49.1
  Depletion.............................................  (79.0)    (39.5)    (21.5)
  Prior year accruals...................................  (19.4)    (24.3)    (12.1)
  Canadian dividend withholding.........................    2.9      15.6      --
  Rates.................................................  (19.5)     18.4      (2.9)
  Valuation allowance...................................   63.9      (9.1)     (2.0)
  Other items...........................................     .6        .7      (5.8)
                                                          -----     -----     -----
                                                           (8.7)%    42.7%     38.8%
                                                          =====     =====     =====

     Income tax refunds received in 1995, 1994, and 1993 were $4,356,000, $2,623,000, and $616,000, respectively.

NOTE G -- PENSION AND BENEFIT PLANS

     Pensions -- Non-UMWA Employees -- The Company and its subsidiaries have a trusteed pension plan which provides for monthly pensions and other benefits for substantially all employees not covered by the retirement plans of the UMWA. Benefits are determined based on years of service and the employees' average earnings near the end of service. The Company's funding policy is to contribute to the plan amounts which are actuarially determined to provide assets sufficient to meet benefits to be paid to plan members in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Since plan assets are currently in excess of the Internal Revenue Code full funding limitation, no contributions were made to the plan in 1995, 1994, and 1993 nor are any expected to be made in 1996. The plan's assets at December 31, 1995 are comprised primarily of government and corporate debt securities.

     Amounts credited to expense relating to the pension plan include the following components for the years ended December 31:

                                                     1995        1994        1993
                                                   --------     -------     -------
                                                            (IN THOUSANDS)
Net periodic pension (credit) expense:
  Service cost -- benefits earned during the
     period......................................  $  1,525     $ 1,792     $ 1,810
  Interest cost on projected benefit
     obligation..................................     3,056       3,074       3,033
  Actual return on plan assets...................   (15,902)        245      (5,821)
  Net amortization and deferral..................    10,182      (5,637)        586
                                                   --------     -------     -------
                                                     (1,139)       (526)       (392)
  Amounts capitalized as mine development........       160         170         247
                                                   --------     -------     -------
  Net periodic pension credit....................  $ (1,299)    $  (696)    $  (639)
                                                   ========     =======     =======

     A curtailment gain of $1,671,000, and a charge of $640,000 for special early retirement benefits relating to the closure of certain Keystone mines discussed in Note C, were recorded in 1995. A

                                      [17]
substantial portion of these amounts were included as revenues and cost of sales under terms of the Keystone Agreement.

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets for the Company's defined benefit pension plan at December 31:

                                                   1995         1994         1993
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Vested benefits..............................  $ 37,779     $ 34,679     $ 35,699
  Nonvested benefits...........................     1,303        1,260        1,254
                                                 --------     --------     --------
  Accumulated benefits.........................    39,082       35,939       36,953
  Effect of projected future salary
     increases.................................     8,069        9,047       11,711
                                                 --------     --------     --------
Total projected benefit obligation.............    47,151       44,986       48,664
Plan assets at fair value......................    78,795       65,401       68,177
                                                 --------     --------     --------
Plan assets in excess of projected benefit
  obligation...................................    31,644       20,415       19,513
Unrecognized net gain..........................   (21,112)     (11,727)     (10,717)
Unrecognized prior service cost................     1,187        1,645        1,793
Unrecognized transition asset..................    (8,936)      (9,720)     (10,503)
                                                 --------     --------     --------
Prepaid pension asset..........................  $  2,783     $    613     $     86
                                                 ========     ========     ========

     The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 6.75% at December 31, 1995, 7% at December 31, 1994, and 6.5% at December 31, 1993 and the rates of increase in future compensation levels were 4.75% for each year. The weighted-average expected long-term rate of return on plan assets was 7.75% for 1995 and 1994 and 8.0% for 1993.

     In addition, the Company and its subsidiaries have a 401(k) Plan for management employees. Company contributions and administrative costs approximated $288,000 in each of 1995, 1994, and 1993.

     UMWA Health and Retirement Funds -- In accordance with the collective bargaining agreement between the Bituminous Coal Operators' Association and the UMWA, the Company's mining subsidiaries are required to pay amounts, based principally on hours worked, to the UMWA Retirement Funds which are defined benefit pension plans. Health benefits for the Company's UMWA employees who retired prior to 1976 are provided by the United Mine Workers' of America Combined Benefit Fund (Combined Fund). The Combined Fund and the 1992 Benefit Plan (1992 Plan) which were created by the Coal Industry Retiree Health Benefit Act of 1992 (The 1992 Coal Act) also provide benefits to retirees whose employers are out of business. The companies' contributions to these health plans are assessed primarily on the basis of the number of beneficiaries assigned to each employer.

     Expense is being recognized as contributions are made to these plans. Amounts charged to expense applicable to benefits administered by these various multi-employer plans were $5,459,000 in 1995 including $1,516,000 which was capitalized as mine development, $5,695,000 in 1994 including $930,000 which was capitalized as mine development, and $4,816,000 in 1993 including $839,000 which was capitalized as mine development. The present value of the expected future assessments from the Combined Fund is estimated to be in the range of $30,000,000. Certain of the Company's subsidiaries would be required under federal law and the agreement to contribute additional amounts upon withdrawal from or termination of certain of the plans.

     Other Postretirement Benefits -- The Company provides life insurance benefits and certain self-insured health care benefits for substantially all UMWA employees who retire after 1975 and all salaried retirees. In addition, employees terminated due to layoff are eligible for certain benefits for

                                      [18]
periods up to twelve months. These layoff benefit costs are charged to expense in the month in which the layoff occurs.

     The 1992 Coal Act requires that certain of the Company's subsidiaries guarantee the benefits of their UMWA employees who retired prior to October 1, 1994 and to provide approximately $9,000,000 in security to the 1992 Plan for these retirees. The Company's subsidiaries are discussing appropriate forms of security with representatives of the 1992 Plan in light of the substantial funding in place for postretirement benefits.

     The Company and its subsidiaries accrue retiree medical and life insurance benefits, over the employees' years of service to full eligibility in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions" (FASB 106). The Company is amortizing past service liabilities at the date of adoption over the average remaining service of the active employees except for the past service liabilities for certain subsidiaries having limited activity projected beyond 1993, amounting to $2,678,000 which was charged to expense in the first quarter of 1993.

     Postretirement benefit expense under FASB 106 includes the following components for the years ended December 31:

                                                     1995        1994        1993
                                                    -------     -------     -------
                                                            (IN THOUSANDS)
Net annual expense:
  Service cost -- benefits earned during the
     period.......................................  $ 2,914     $ 2,877     $ 2,695
  Interest cost on accumulated postretirement
     benefit obligation...........................   11,315      10,804       9,752
  Actual return on plans' assets..................   (9,659)        907      (4,046)
  Net amortization and deferral...................   15,337        (690)      4,470
                                                    --------    --------    --------
                                                     19,907      13,898      12,871
  Postretirement benefit costs for certain
     operations...................................    --          --          2,678
  Amounts capitalized as mine development.........   (2,247)     (1,278)       (940)
                                                    --------    --------    --------
     Net annual expense...........................  $17,660     $12,620     $14,609
                                                    ========    ========    ========

     A curtailment loss of $578,000 relating to the closure of certain Keystone mines as discussed in Note C was recorded in 1995.

     In 1995, Eighty-Four recorded the past service liability of $12,224,000 associated with the recall of UMWA miners at Mine No. 84 not previously employed by the Company. This amount was recorded as an adjustment to the original acquisition cost of Mine No. 84's assets.

     The unrecognized cost of postretirement benefits attributable to service prior to January 1, 1995 of Helvetia employees is being reimbursed by the Homer City Station Owners and recognized over three years beginning in 1995. The amount recognized in 1995 and included as a component of net amortization was $8,843,000.

     Charges for postretirement benefits at the Company's Keystone and Helvetia subsidiaries are being funded, net of estimated taxes, in custodial accounts and union and salary VEBA trusts. The funding is comprised primarily of government and government agency securities. Liabilities for the Company and its other subsidiaries are not currently being funded. The weighted-average expected long-term rate of return on plans' assets assumption was 7.2% in 1995, 7.1% in 1994, and 7.32% in 1993.

                                      [19]

     The following table sets forth the funded status and amounts recognized in the Consolidated Balance Sheets for the Company's postretirement benefit plans at December 31:

                                                   1995         1994         1993
                                                 --------     --------     --------
                                                           (IN THOUSANDS)
Accumulated postretirement benefit obligation
  (APBO):
  Retirees.....................................  $ 63,261     $ 58,577     $ 55,973
  Fully eligible active plan participants......    62,611       38,135       27,891
  Other active plan participants...............    58,658       60,447       60,540
                                                 --------     --------     --------
                                                  184,530      157,159      144,404
Plans' assets at fair value....................    85,430       72,291       62,739
                                                 --------     --------     --------
Accumulated postretirement benefit obligation
  in excess of plans' assets...................   (99,100)     (84,868)     (81,665)
Unrecognized net loss..........................    20,264       20,464       13,650
Unrecognized prior service cost................    (2,174)      (2,457)      (2,846)
Unrecognized transition obligation.............    34,552       46,275       50,361
                                                 --------     --------     --------
Accrued postretirement benefit cost............  $(46,458)    $(20,586)    $(20,500)
                                                 ========     ========     ========

     The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10.2% for 1996 and is assumed to decrease gradually to 6% for 2003 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the APBO as of December 31, 1995 by $39,300,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $3,300,000.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.12% at December 31, 1995, 7.75% at December 31, 1994, and 7% at December 31, 1993. In 1995, the APBO increased as a net result of the recall of miners to Mine No. 84 and a change in certain assumptions, including the discount rate, offset by a reevaluation of base year medical costs. In 1994, the APBO increased due to a change in demographic assumptions and variances of actual experience from assumptions, offset by the increase in the discount rate from 1993.

NOTE H -- SELF-INSURANCE AND OTHER LIABILITIES

     Workers' Compensation Benefits -- The Company and its mining subsidiaries have self-insurance programs for workers' compensation liabilities for which provisions are made based upon actuarial evaluations of claims. Insurance coverage is maintained for catastrophic losses. These benefits are funded as accrued for the Company's Keystone subsidiary. However, a portion of this funding is utilized to reimburse working capital for the payment of income taxes directly attributable to the nondeductibility of these liabilities for income tax reporting purposes until payments on workers' compensation claims are made. In future years, when income tax deductions for this item exceed book expenses, the Company intends to restore funds from working capital. These funds are mainly comprised of U.S. Government and agency securities.

     Mine Closing Reserves -- The Company's mining subsidiaries provide for projected costs of closing mine facilities. These costs are based on engineering estimates, which consider the estimated economic lives of the facilities and the remaining lives of the long-term sales agreements. The related reserves are reviewed periodically to reflect operating experience and the provisions of the long-term coal sales agreements and are funded as accrued for the Company's Keystone subsidiary. Funding consists principally of U.S. Government notes and bonds.

     Black Lung Benefits -- The Company and its mining subsidiaries have self-insurance programs for coal workers' pneumoconiosis (black lung) liabilities and, except for Eighty-Four Mining

                                      [20]

Company, have established black lung trusts under the provisions of the Internal Revenue Code. The principal purpose of the trusts is to pay federal and state black lung liabilities for miners covered by Company administered self-insured programs. These liabilities are being accrued over the estimated average working life of the subject employees based on annual actuarial calculations. These calculations are based on various assumptions, among which are future benefit levels, mortality, claim frequencies, and discount rates. The Company also maintains escrowed insurance arrangements for certain liabilities not covered by the trusts. The market value of trust assets at December 31, 1995, which are comprised of U.S. Government notes and bonds, totaled $50,100,000, which is sufficient to fund the related actuarial liability, except for the liability for employees hired in connection with the acquisition of the Mine No. 84 properties (see Note B) which amounts to $11,348,000. Funding of the trusts has ceased until such time that the actuaries determine additional provisions and funding are required.

     In 1995, Eighty-Four recorded the past service liability of $4,156,000 associated with the recall of miners at Mine No. 84, not previously employed by the Company. This amount was recorded as an adjustment to the original acquisition cost of Mine No. 84's assets.

NOTE I -- INVESTMENTS

     The following is a summary of available-for-sale securities and held-to-maturity securities (in thousands):

                                                   AVAILABLE-FOR-SALE SECURITIES
                                        ---------------------------------------------------
                                                                                  ESTIMATED
                                                    UNREALIZED     UNREALIZED       FAIR
                                         COST         GAINS          LOSSES         VALUE
                                        -------     ----------     ----------     ---------
December 31, 1995
U.S. Government and agencies..........  $46,388       $1,470          $ 17         $47,841
Corporate.............................   12,902          167            22          13,047
Other debt securities.................      250            3         --                253
                                        -------       ------        ------         -------
  Total debt securities...............   59,540        1,640            39          61,141
Equities..............................    4,623          425            53           4,995
                                        -------       ------        ------         -------
                                         64,163        2,065            92          66,136
Cash equivalents included in
  noncurrent funding..................    8,105        --            --              8,105
                                        -------       ------        ------         -------
                                        $72,268       $2,065          $ 92         $74,241
                                        =======       ======        ======         =======
Schedule of maturities
  One year or less....................  $ 8,015                                    $ 8,072
  One year through three years........   36,036                                     37,010
  After three years...................   15,489                                     16,059
                                        -------                                    -------
                                         59,540                                     61,141
Equities..............................    4,623                                      4,995
                                        -------                                    -------
                                        $64,163                                    $66,136
                                        =======                                    =======

                                      [21]

                                                   AVAILABLE-FOR-SALE SECURITIES
                                        ---------------------------------------------------
                                                                                  ESTIMATED
                                                    UNREALIZED     UNREALIZED       FAIR
                                         COST         GAINS          LOSSES         VALUE
                                        -------     ----------     ----------     ---------
December 31, 1994
U.S. Government and agencies..........  $ 6,591       $--            $  147        $ 6,444
Corporate.............................   32,141           5             745         31,401
Other debt securities.................      300           2           --               302
                                        -------      ------          ------        -------
  Total debt securities...............   39,032           7             892         38,147
Equities..............................    8,412         630             351          8,691
                                        -------      ------          ------        -------
                                        $47,444        $637          $1,243        $46,838
                                        =======      ======          ======        =======

                                                    HELD-TO-MATURITY SECURITIES
                                        ---------------------------------------------------
                                                                                  ESTIMATED
                                                    UNREALIZED     UNREALIZED       FAIR
                                         COST         GAINS          LOSSES         VALUE
                                        -------     ----------     ----------     ---------
U.S. Government and agency............  $20,846        $  9           $700         $20,155
Cash equivalents included in
  noncurrent funding..................    7,631       --             --              7,631
                                        -------      ------        ----- -         -------
                                        $28,477        $  9           $700         $27,786
                                        =======      ======         ======         =======

     The following balance sheet captions are comprised of the available-for-sale securities at December 31, 1995: short-term investments; investments in marketable securities; and noncurrent funding for workers' compensation benefits, mine closing reserves, and other postretirement benefits. The amounts included in the held-to-maturity category at December 31, 1994 represent funding for Keystone's workers' compensation and mine closing liabilities. As explained in Note A, in November 1995, these securities were reclassified to available-for-sale.

NOTE J -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value disclosures for financial instruments:

     Cash and Cash Equivalents -- The carrying amounts reported approximate fair value.

     Investments in Marketable Securities -- Fair values are based on quoted market prices.

     Long-term Debt -- Fair value of debt is based on the borrowing rates for loans with similar terms and average maturities.

                                                            CARRYING      FAIR
                                                             VALUE        VALUE
                                                            --------     -------
                                                               (IN THOUSANDS)
  Summary by Balance Sheet caption:
    Cash and cash equivalents.............................  $ 27,437     $27,437
    Short-term investments -- available-for-sale..........     2,645       2,645
    Investments in marketable
       securities -- available-for-sale...................    33,454      33,454
    Funding for workers'
       compensation -- available-for-sale.................    16,915      16,915
    Funding for mine closing
       reserves -- available-for-sale.....................    10,271      10,271
    Funding for other postretirement
       benefits -- available-for-sale.....................    10,956      10,956
    Long-term debt........................................   123,298     126,300

NOTE K -- SUBSEQUENT EVENT

     In February 1996, the Company completed the sale of certain real property containing sizeable coal refuse deposits pursuant to an option exercised in 1995, which will result in a gain of approximately $6,500,000 to be recorded in the first quarter of 1996.

                                      [22]

MARKET AND DIVIDEND INFORMATION

     The following tables show the quarterly cash dividends paid and the range of bid and ask prices of the Company's stock which is traded in the over-the-counter market. The quotations, taken from daily newspapers, represent prices between dealers and do not include retail mark-up, mark-down, or commission and do not necessarily represent actual transactions. On December 31, 1995, the Company had approximately 750 shareholders of record.

                                                           1995
                                 ---------------------------------------------------------
                                               MARKET PRICE                      CASH
                                 ----------------------------------------     DIVIDENDS
           QUARTER               HIGH BID   LOW BID    HIGH ASK   LOW ASK   DECLARED(1)(2)
- ------------------------------   --------   -------    --------   -------   --------------
First.........................    $34.00    $34.00      $36.00    $35.50        $  .30
Second........................     34.00     29.00       36.00     30.50           .15
Third.........................     29.75     28.50       31.00     29.50           .15
Fourth........................     30.63     28.00       32.50     29.25           .15
                                                                               -------
                                                                                $  .75
                                                                            ==============

                                                           1994
                                 ---------------------------------------------------------
                                               MARKET PRICE                      CASH
                                 ----------------------------------------     DIVIDENDS
           QUARTER               HIGH BID   LOW BID    HIGH ASK   LOW ASK    DECLARED(1)
- ------------------------------   --------   -------    --------   -------   --------------
First.........................    $38.25    $36.00      $40.75    $37.50        $  .30
Second........................     36.25     34.25       38.50     37.00           .30
Third.........................     35.50     34.00       37.00     36.00           .30
Fourth........................     34.50     34.00       37.00     35.50           .60
                                                                               -------
                                                                                $ 1.50
                                                                            ==============

(1) All dividends were declared and paid in the same period shown with the exception of the dividends declared in the fourth quarters of 1995 and 1994 which were paid on January 2, 1996 and January 3, 1995, respectively.

(2) The long-term debt agreements to finance the development of Mine No. 84 limit additional indebtedness, acquisitions, and investments and require that the Company comply with certain other covenants and maintain certain financial ratios. In addition, the Company's ability to declare and pay dividends is dependent on consolidated earnings meeting criteria in the long-term debt agreements. The Company required waivers from the lenders in order to declare the dividends paid in 1994, 1995, and on January 2, 1996. Future dividends will be dependent on the Company's performance and its ability either to satisfy the applicable criteria in the long-term debt agreements or to obtain a waiver of the dividend restriction. No assurance can be given that such waiver will be granted. In accordance with the subsidiaries' debt agreements, net assets totaling $106,000,000 are restricted from being transferred to the Company.

                                      [23]

              ROCHESTER & PITTSBURGH COAL COMPANY AND SUBSIDIARIES

                        TEN YEAR SELECTED FINANCIAL DATA
           (Amounts expressed in thousands, except per share amounts)
- --------------------------------------------------------------------------------

                                                       1995         1994         1993
                                                     --------     --------     --------
RESULTS OF OPERATIONS
  Tons of coal produced..........................       4,492        4,976        3,218
  Sales..........................................    $216,686     $191,991     $153,628
  Depreciation, depletion, and amortization......      13,285       12,215       10,406
  Provision (credit) for income taxes............        (337)       1,838        1,502
  Net income(2)..................................      (3,535)       2,466        7,083
- ---------------------------------------------------------------------------------------
FINANCIAL POSITION
  Working capital................................    $ 41,969     $ 50,145     $ 31,025
  Property, plant, and equipment -- net..........     322,363      230,169      183,009
  Net capital expenditures.......................      88,090       58,848       48,213
  Total assets...................................     491,407      410,994      356,884
  Long-term debt.................................     120,784       75,693       29,455
  Shareholders' equity...........................     203,114      207,450      210,794
- ---------------------------------------------------------------------------------------
PER SHARE DATA(1)
  Average shares outstanding.....................       3,439        3,439        3,441
  Net income (loss)(2)...........................    $  (1.03)    $    .72     $   2.06
  Cash dividends declared........................         .75         1.50         1.50
  Book value at year-end.........................       59.06        60.33        61.31

- ---------------

(l) Adjusted for 10% stock dividends paid annually from 1974 through 1991.

(2) Net income and net income per share for 1993 include a credit of $4,709,000 and $1.37, respectively, for the cumulative effect to January 1, 1993 of a change in accounting for income taxes.
- --------------------------------------------------------------------------------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

     The Company's operating results for 1995 reflect pretax losses at two of its subsidiaries, Keystone Coal Mining Corporation and Helvetia Coal Company, of $8.4 million and $4.6 million, respectively.

     Keystone experienced problems in conjunction with major modifications made to its coal cleaning plant in 1994 which continued into 1995. Inventories of unprocessed coal continued to build in early 1995 from the unusually high level at December 31, 1994. As a result, production was idled at Keystone's six deep mines in March and April and further modifications to the cleaning plant were completed at mid-year. Since then, the cleaning plant has operated as designed and coal inventories have been significantly reduced.

     Keystone also experienced poor geological conditions at several mines in 1995, a reduction in the market price index used to adjust its sales price, and productivity at levels substantially below those achieved prior to the UMWA strike in 1993. As a result of these factors, Keystone's operating costs were higher than its sales revenue which, while determined under a cost-plus pricing mechanism, is subject to a maximum price cap.

                                      [24]

- --------------------------------------------------------------------------------

      1992         1991          1990          1989          1988          1987          1986
    --------     ---------     ---------     ---------     ---------     ---------     ---------
       5,584        6,550         7,254         6,883         8,370         9,473         9,183
    $198,502     $311,432      $387,965      $297,260      $375,945      $392,935      $420,217
      10,967       12,875        14,112        14,150        16,696        16,356        17,012
       4,459        4,633         6,325         8,058         5,196         5,712         6,900
      14,190       16,306        18,505        20,113        15,652        16,559        18,564
    --------------------------------------------------------------------------------------------
    $ 39,333     $ 71,256      $ 70,447      $ 73,443      $ 88,288      $ 66,427      $ 59,499
     144,974       78,689        95,919       100,112       106,834       123,376       122,649
      77,119       15,524        12,754         7,725         7,118        17,083        21,281
     327,579      302,222       358,117       303,281       302,707       295,022       282,442
      13,203       13,778        20,754        22,039        36,077        44,118        52,462
     209,401      204,195       198,082       187,918       172,198       163,469       150,871
    --------------------------------------------------------------------------------------------
       3,449        3,543         3,659         3,711         3,735         3,826         3,843
    $   4.11     $   4.60      $   5.06      $   5.42      $   4.19      $   4.33      $   4.83
        1.50         1.36          1.24          1.13          1.02           .93           .85
       60.84        58.17         54.69         50.71         46.33         42.88         39.40

- --------------------------------------------------------------------------------

     The closing of three of Keystone's six deep mines in December 1995, discussed in Note C to the consolidated financial statements, and the plan to replace this production with raw coal purchased from third party suppliers are expected to improve Keystone's operating costs in the future. In addition, three continuous haulage units were installed at Keystone in the first quarter of 1996, two of which were transferred from the closed mines, which should improve productivity and lower operating costs.

     In 1994, Keystone's production was adversely affected by high absenteeism and production outages related to severe weather conditions in the first quarter, in addition to several roof collapses in major conveyor haulage-ways, a storage bin collapse, and delays in receiving three continuous haulage systems later in the year. The problems encountered with modifying its coal cleaning facility resulted in high year-end coal inventories and, thus, lower tonnage sold in 1994.

     Operating results for 1993 were adversely impacted by a seven-month strike by the United Mine Workers of America (UMWA). All operations of Helvetia and three operations of Keystone were on strike from May 25 through December 16, 1993 when a new five-year labor agreement was ratified.

                                      [25]

     Helvetia, which began 1995 under the terms of a new fixed-price coal sales agreement discussed in Note C to the consolidated financial statements, experienced losses at its Lucerne #6E mine due to unfavorable geological conditions, low productivity, and high absenteeism. In the second quarter of 1995, Helvetia completed development of its other deep mine, Marshall Run, which operated at a slight loss the remainder of the year. Because of the low productivity at Lucerne #6E, delays experienced in completing development of Marshall Run, and the closure of the Lucerne #8 and #9 mines in the fourth quarter of 1994 due to depletion of reserves, Helvetia's production declined 20% from 1994 amounts and deliveries under its coal sales agreement totaled 1.6 million tons in 1995 versus 1.8 million tons in 1994. While an additional continuous haulage system was installed at Lucerne #6E in the first quarter of 1996, an overall improvement in productivity is necessary to return Helvetia to profitable levels. Helvetia's performance is also dependent on the coal market price index used to adjust its sales price. That index decreased slightly in 1995. Prior to 1995, Helvetia operated under a cost-plus agreement. In each of the prior two years, Helvetia's pretax income was approximately $1 million. The 1993 results were impacted by the seven-month UMWA strike, however, the costs incurred during the strike were substantially recovered under the terms of Helvetia's long-term coal sales agreement.

     As discussed in Note B to the consolidated financial statements, rehabilitation and development of Eighty-Four Mining Company's operations, which are expected to more than double the present annual production capacity of the Company, are projected to continue into 1997. Costs incurred net of sales revenue from coal produced incidental to development were capitalized in 1995. Mine No. 84 has experienced difficulty in achieving continuous mining production necessary for timely preparation for the longwall mining system. In the fourth quarter of 1995 and in the first quarter of 1996, delays have been experienced in moving the longwall system to new mining sections due to this problem. Such delays have resulted in lower tonnage and increased development costs. Increases in the productivity of the development sections from existing levels are necessary in order to minimize or eliminate future delays and the corresponding impact on development costs. Mine No. 84's amended Coal Mining Activity Permit issued in September 1995, approved the mining plan and set forth requirements for protection of surface structures and facilities. Litigation challenging the permit is being pursued by a local citizens' group, a local municipality, and the local gas and water utilities. The Company is vigorously defending its permit and believes that it will prevail in the litigation.

     In 1995, the Company's other operating subsidiaries recorded pretax income of approximately $1.9 million due to increases in production from surface mining operations and to reclamation contracts entered into with the Commonwealth of Pennsylvania for the restoration of abandoned mine lands. In 1994, these subsidiaries had recorded a slight loss.

     In 1995 and 1993, the Company realized net investment gains on marketable security sales. In 1994, Helvetia sold certain investment securities at a $525,000 pretax loss in order to retire bank debt and provide funds for capital expenditures and the completion of Marshall Run's mine development in 1995.

     The increase in interest and dividend income in 1995 reflects an increase in average yields as well as amounts invested. Internally generated funds were utilized for the acquisition of Mine No. 84 and the related coal reserves in December 1992 and subsequent development of Mine No. 84 through May 1994 when project financing was closed. As a result, interest and dividend income in 1994 was lower than 1993 amounts.

     Miscellaneous income increased in 1995 due to the sale of certain surplus coal and surface land.

                                      [26]

     The increase in depreciation, depletion, and amortization in 1995 was due to the recording of additional amounts of depreciation relating to the closure of three Keystone mines. In 1994, the closing of two Helvetia mines resulted in higher depreciation expense than in 1993.

     Selling, general, and administrative expenses in 1994 included a favorable settlement of prior years's state capital stock taxes and also reflected the effect of cost reduction programs implemented in 1993. Selling, general, and administration expenses increased in 1995 in the absence of a similar, favorable settlement and due to the inclusion of certain costs for severance and early retirement expenses incurred as a result of the closing of the three Keystone mines.

     The increases in interest expense in both 1995 and 1994 were due to higher interest rates than those in effect in prior years as well as higher amounts borrowed to finance Keystone's operations. During 1994 and 1995, Keystone required financing for certain receivables, which were deferred during the 1993 strike in accordance with its long-term coal supply agreement. Additional funding was also required for the increase in coal inventories discussed above. Interest on Eighty-Four's borrowings is being capitalized as mine development costs.

     The adoption of FASB Statement No. 109, "Accounting for Income Taxes," effective January 1, 1993, resulted in an increase to net income of $4.7 million which represented the net increase to the Company's deferred income tax asset as of that date. The Company's effective income tax rate was 43% for 1994 compared to 39% in 1993. The increase in the effective income tax rate in 1994 resulted in part from a decrease in income before income taxes and its relationship to the temporary differences between financial and income tax reporting created principally by Eighty-Four's mine development expenditures and the inability to carry back or carry forward tax deductions in excess of current year income for Pennsylvania income tax purposes. In addition, these excess deductions cannot be offset against state taxable income of other subsidiaries. For federal income tax purposes, these expenditures are being utilized to offset current year income and then carried back to recover taxes paid in prior years. Federal and Pennsylvania deferred tax liabilities are being provided with respect to these expenditures even though no benefit is being realized for Pennsylvania income tax reporting. The credit provision for income taxes recorded in 1995 was lower than would normally be expected due to the tax provisions recorded for Eighty-Four. The higher effective income tax rates are expected to continue through 1996.

     Over the past five years, coal prices in the Company's marketing area have declined. This decline has forced the Company's subsidiaries, as well as their competitors, to mitigate the effects of inflation on costs by endeavoring to increase productivity and reduce overall operating costs. The change in market prices is a significant element in the determination of sales prices under Keystone's and Helvetia's long-term coal sales agreements. Due to the decline in these market price indices, the respective sales prices have not kept pace with cost inflation. While staff reductions and operating efficiencies have been implemented over the last several years by the Company and its subsidiaries, necessary productivity improvements have not occurred. Consequently, these subsidiaries have not been able to cover these inflationary effects and there can be no assurance that they can do so in the future. The Company expects market prices to remain highly competitive. The profitability of these subsidiaries, including Eighty-Four Mining Company, will be highly dependent on their ability to maximize productivity and continue to implement sustained cost reduction programs.

     Leatherwood received a permit for a municipal landfill in western Pennsylvania, the issuance of which is being appealed by several local groups. Leatherwood is defending the issuance of the permit vigorously and believes it will prevail. The Company has made no decision with respect to commencement of construction and operation of this property.

     In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of " (FASB 121), was

                                      [27]
issued which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company will adopt FASB 121 in the first quarter of 1996 and, based on current circumstances and estimates, does not believe the effect of adoption will be material.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital at December 31, 1995 was $42 million compared to $50 million at December 31, 1994 and $31 million at December 31, 1993. The Company's current ratio (ratio of current assets to current liabilities) was 2.25 to 1 at December 31, 1995 versus 2.5 to 1 and 2.1 to 1 at December 31, 1994 and 1993, respectively. The decrease in working capital and in the current ratio in 1995 are primarily due to the reduction in Keystone's coal inventory to a more normal operating level and the effect of Keystone's and Helvetia's operating losses. The decline in the investment in marketable securities of approximately $13 million reflects Helvetia's utilization of a portion of these funds for plant and equipment and mine development in 1995.

     As discussed in Note D to the consolidated financial statements, Keystone amended its credit agreement in March 1996 to extend the expiration date of its revolving credit agreement until December 31, 2000. In addition, Keystone's line of credit agreement was extended two years to March 1998 and increased by $7.5 million for a portion of 1996.

     As discussed in Notes B and D to the consolidated financial statements, the Company has contributed equity in the amount of $100 million for the acquisition, rehabilitation, and development of Mine No. 84 and related coal properties. In 1995, a capitalized lease for Mine No. 84's first longwall mining system was completed and, as of December 31, 1995, $71 million had been borrowed under the $85 million credit facility in place for the development and operation of this mine. In the first quarter of 1996, an additional $7.5 million was borrowed under this facility.

     In conjunction with its guarantee of the Eighty-Four project, the Company, Eighty-Four, and Lucerne Land are subject to numerous financial covenants and restrictions. As a result of operating losses at Keystone and Helvetia and the related impact on the Company's consolidated results of operations, the Company obtained waivers of and amendments to certain provisions in the debt agreements, including a waiver for dividends declared during 1994 and 1995. In addition, a waiver was obtained for 1995 due to less than expected productivity of mining units developing the longwall mining panels. As discussed in Note D to the consolidated financial statements, the banks and institutional lenders also agreed to certain amendments to the note agreements relating to projected noncompliance for 1996. While $6.5 million remained to be borrowed under the credit agreement as of March 31, 1996, current operating projections, taking into account the lower production levels, indicate the need for approximately $30 million in additional funding to complete development. While the Company will provide a portion of this funding, the borrowers plan to secure additional permanent financing later in 1996. A second longwall system, to be delivered and operational in 1997, will, like the first system, be leased.

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